SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: May 5, 2009
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, and
Aeschenvorstadt 1, CH-4051 Basel, Switzerland
(Registrant’s Address)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
     Form 20-F ☑             Form 40-F ☐

     This Form 6-K consists of the First Quarter Financial Reporting 2009 that appears immediately following this page.

quarter report
1Q09

1 | UBS Group
2 | UBS business divisions and Corporate Center
3 | Risk and treasury management
4 | Financial information

UBS key figures

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.09	31.12.08	31.3.08	4Q08	1Q08

Group results

Operating income	4,970	(4,696)	(4,034)

Operating expenses	6,528	6,562	7,847	(1)	(17)

Operating profit before tax (from continuing and discontinued operations)	(1,547)	(11,239)	(11,761)	86	87

Net profit attributable to UBS shareholders	(1,975)	(9,563)	(11,617)	79	83

Diluted earnings per share (CHF)[1]	(0.57)	(3.02)	(5.27)	81	89

Balance sheet and capital management

Total assets	1,861,326	2,014,815		(8)

Equity attributable to UBS shareholders	31,283	32,531		(4)

BIS total ratio (%)[2]	14.7	15.0

Risk-weighted assets[2]	277,665	302,273		(8)

Key performance indicators[3]

Performance

Return on equity (RoE) (%)	(24.8)	(58.7)	(169.2)

Return on risk-weighted assets, gross (%)	8.4	1.2	(4.4)

Return on assets, gross (%)	1.3	0.2	(0.7)

Growth

Net profit growth (%)[4]	N/A	N/A	N/A

Net new money (CHF billion)[5]	(14.9)	(85.8)	(12.8)

Efficiency

Cost / income ratio (%)[6]	106.9	N/A	N/A

Capital strength

BIS tier 1 ratio (%)[2]	10.5	11.0

FINMA leverage ratio (%)[2]	2.56	2.46

Additional information

Invested assets (CHF billion)	2,182	2,174	2,759	0	(21)

Personnel (full-time equivalents)	76,206	77,783	83,839	(2)	(9)

Market capitalization[7]	31,379	43,519	59,843	(28)	(48)

Long-term ratings

Fitch, London	A+	A+	AA

Moody’s, New York	Aa2	Aa2	Aaa

Standard & Poor’s, New York	A+	A+	AA

1 Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the financial statements of this report.   2 Refer to the “Capital management” section of this report.   3 Refer to the “Key performance indicators” section of this report.   4 Not meaningful if either the current period or the comparison period is a loss period.   5 Excludes interest and dividend income.   6 Not meaningful if operating income is negative.   7 Refer to the “UBS registered shares” section of this report.

UBS and its businesses
UBS is a global firm providing financial services to private, corporate and institutional clients. Its strategy is to focus on international wealth management and the Swiss banking business alongside its global expertise in investment banking and asset management. Under Swiss company law, UBS is organized as a limited company, a corporation that has issued shares of common stock to investors. UBS AG is the parent company of the UBS Group (Group). The operational structure of the Group comprises the Corporate Center and four business divisions: Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and the Investment Bank.
Wealth Management & Swiss Bank
Wealth Management & Swiss Bank caters to high net worth and affluent individuals around the world (except those served by Wealth Management Americas) whether they are investing internationally or in their home country. UBS offers these clients a complete range of tailored advice and investment services. Its Swiss Bank business provides a complete set of banking services for Swiss individual and corporate clients.
Wealth Management Americas
Wealth Management Americas offers sophisticated products and services specifically designed to address the needs of high net worth and affluent individuals. It includes the former Wealth Management US business unit, as well as the domestic Canadian business and the international business booked in the United States.
Global Asset Management
Global Asset Management is one of the world’s leading asset managers, providing investment solutions to private clients, financial intermediaries and institutional investors worldwide. The business division offers diverse investment capabilities and investment styles across all major traditional and alternative asset classes. Specialist equity, fixed income, currency, hedge fund, real estate, infrastructure and private equity investment capabilities can also be combined in multi-asset strategies.
Investment Bank
In the investment banking and securities businesses, UBS provides securities products and research in equities, fixed income, rates, foreign exchange and metals. It also provides advisory services as well as access to the world’s capital markets for corporate, institutional, intermediary and alternative asset management clients.
Corporate Center
The Corporate Center ensures that all business divisions operate as a coherent and effective whole with a common set of values and principles in such areas as risk management and control, finance, legal and compliance, marketing and communications, funding, capital and balance sheet management, management of foreign currency earnings, information technology infrastructure and service centers.

Contents

2	Letter to shareholders
4	Corporate calendar and information sources

1.	UBS Group

6	Market climate
7	Recent developments
10	Accounting changes
11	Key performance indicators
13	Group results
18	Balance sheet
20	Off-balance sheet

2.	UBS business divisions and Corporate Center

24	Wealth Management & Swiss Bank
26	Wealth Management Americas
29	Global Asset Management
33	Investment Bank
37	Corporate Center

3.	Risk and treasury management

40	Risk management and control
43	Risk categories
50	Liquidity management
52	Capital management
56	UBS registered shares

4.	Financial information

58	Financial statements
64	Notes to the financial statements

First quarter 2009 report
5 May 2009

Dear shareholders,

Our first quarter results were again negative despite continued and considerable efforts to reduce our balance sheet and risks, rebuild our capital base and cut costs. We recorded a net loss for first quarter 2009 of CHF 2.0 billion. As reported at the time of our annual general meeting in April, this loss stemmed mainly from trading losses made by the Investment Bank as it continued to reduce risk in businesses it has now exited or is in the process of exiting. This result also includes a goodwill impairment charge related to the sale of UBS Pactual announced in April.

Net new money outflows were CHF 23.4 billion in Wealth Management & Swiss Bank, including the effect of deleveraging by clients. In Wealth Management Americas we successfully attracted a large number of high producing financial advisors, which contributed to net inflows of CHF 16.2 billion. Global Asset Management outflows slowed to CHF 7.7 billion and the net new money outlook became more promising as improved performance of key capabilities, notably in equities, should aid retention and stimulate inflows. In the Investment Bank, the business (excluding risk positions from businesses now exited or in the process of being exited) generated a significant increase in revenue compared with the fourth quarter in most of our client-facing activities, notably in equities and the rates and emerging markets businesses within FICC.

Our most important task is to rebuild the trust placed in us by you as shareholders, the trust of our clients and the trust of political institutions. The support we have been given by all our stakeholders has obliged us to do no less, and we take this obligation seriously. An indispensable condition for achieving this is having enough leeway in terms of our financial capital, and that can happen only if we are profitable. In order to achieve this, we are streamlining our business. During the first quarter, we reduced the size of our balance sheet by CHF 153 billion and risk-weighted as-

sets by CHF 25 billion, which resulted in a BIS tier 1 ratio of 10.5% and a FINMA leverage ratio of 2.56% at the end of March 2009.

We are continuing to reduce costs because our cost base remains too high for current conditions. Our goal is to reduce Group expenses by approximately CHF 3.5 to 4 billion by the end of 2010 compared with 2008 levels. We expect that the effect of these measures will start to become visible during the second half of 2009. Our cost-cutting measures are targeted at those areas where they will have the greatest impact. Unfortunately, our cost-saving program requires a major reduction in staff numbers. We will employ about 10,000 fewer people in 2010 compared with year-end 2008. While approximately 2,500 of these job losses will be in Switzerland, these cuts do not indicate a decrease in our commitment to the Swiss economy – we remain committed to optimizing UBS’s role in the Swiss financial market.

We are reviewing all our areas of business to determine their long-term viability as part of UBS. Our decision to streamline certain business areas reflects near-term pressure on revenues as well as expected permanent changes to industry profitability. For the Investment Bank, there are fewer business opportunities and increased capital costs, and in Wealth Management & Swiss Bank lower invested assets are coupled with negative trends for margins as clients opt for simpler, lower-risk and lower-margin products.

As announced on 20 April, we are disposing of our Brazilian financial services business, UBS Pactual. The transaction is expected to be completed by mid-2009. Upon closing, it will reduce risk-weighted assets, increase BIS tier 1 capital and boost our BIS tier 1 ratio by approximately 50 basis points, resulting in a pro forma BIS tier 1 ratio of 11.0% as at 31 March 2009.

Outlook – There has been an improvement in market sentiment during the first quarter, with a strong rebound in global stock market indices since early March, but the credit markets improved only partly and trading in complex financial products remains illiquid. The markets continue to be unsettled, and we remain cautious on the immediate outlook for UBS.

The strong influence that government policy has on the market environment was clearly demonstrated in the first quarter as investors became less risk averse. However, the real economy has continued to deteriorate, and this is expected to have negative implications for credit-related provisioning in coming quarters.

Yours sincerely,

Kaspar Villiger	Oswald J. Grübel
Chairman of the BoD	Group Chief Executive Officer

First quarter 2009 report
5 May 2009

Corporate calendar and information sources

Corporate calendar

Publication of second quarter 2009 results		Tuesday, 4 August 2009

Publication of third quarter 2009 results		Tuesday, 3 November 2009

Publication of fourth quarter 2009 results		Tuesday, 2 February 2010

Contacts

Switchboards

Zurich	+41 44 234 1111	London	+44 20 7568 0000

New York	+1 212 821 3000	Hong Kong	+852 2971 8888

Investor Relations

UBS AG, Investor Relations		Zurich	+41 44 234 4100

P.O. Box, CH-8098 Zurich, Switzerland		New York	+1 212 882 5734

sh-investorrelations@ubs.com		Fax (Zurich)	+41 44 234 3415
www.ubs.com/investors

Media Relations

Zurich	+41 44 234 8500	mediarelations@ubs.com

London	+44 20 7567 4714	ubs-media-relations@ubs.com

New York	+1 212 821 3000	mediarelations-ny@ubs.com

Hong Kong	+852 2971 8888	sh-mediarelations-ap@ubs.com

Shareholder Services

UBS AG, Shareholder Services		Hotline	+41 44 235 6202

P.O. Box, CH-8098 Zurich, Switzerland		Fax (Zurich)	+41 44 235 3154
sh-shareholder-services@ubs.com

US Transfer Agent

BNY Mellon Shareowner Services		Calls from the US: +866 541 9689

480 Washington Boulevard		Calls outside the US: +1 201 680 6578

Jersey City, NJ 07310, USA		Fax +1 201 680 4675
sh-relations@melloninvestor.com
www.melloninvestor.com

Reporting publications

Annual publications: Annual report (SAP no. 80531; German and English). Includes a letter to shareholders and a description of: UBS’s strategy, performance and responsibility; the strategy and performance of the business divisions and the Corporate Center; risk, treasury and capital management at UBS; corporate governance and executive compensation; and financial information, including the financial statements. Review (SAP no. 80530; English, German, French and Italian). The booklet contains key information on UBS’s strategy and financials. Compensation report (SAP no. 82307; English and German). Compensation of senior management and the Board of Directors.

Quarterly publications: Letter to shareholders (English, German, French and Italian). The letter provides a quarterly update from UBS’s executive management on the firm’s strategy and performance. Financial report (SAP no. 80834; English). This report provides a detailed description of UBS’s strategy and performance for the respective quarter.

How to order reports: The annual and quarterly publications are available in PDF format on the internet at www.ubs.com/investors/ topics in the reporting section. Printed copies can be ordered from the services section of the website. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, Information Center, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

The Investor Relations website: www.ubs.com/investors. This provides the following information on UBS: financial information (including SEC documents); corporate information; UBS share price charts and data; the UBS event calendar and dividend information; and the latest presentations by management for investors and financial analysts. Available in English and German, with some sections also available in French and Italian.

Results presentations: UBS’s quarterly results presentations are webcast live. A playback of the most recent presentation is downloadable at www.ubs.com/presentations.

Messaging service / UBS news alert: On the www.ubs.com/ newsalert website, it is possible to subscribe to receive news alerts about UBS via SMS or e-mail. Messages are sent in English, German, French or Italian and it is possible to state preferences for the theme of the alerts received.

UBS Group
Management report

Market climate
5 May 2009

Market climate

Economic fundamentals continued to deteriorate in the first quarter as corporations cut back in investments, consumer spending fell or remained subdued and unemployment continued to rise. Most developed economies continued to shrink and the International Monetary Fund (IMF) recently labeled the current recession the worst since the Second World War. Deleveraging in the financial, corporate and household sectors is generally expected to continue throughout the year and well into 2010.

Global policy response has been very significant in the first quarter as governments and central banks took further measures to stabilize markets and stimulate the economy. In the US, following the launch of a stimulus fiscal package, the introduction of a mortgage relief program and other initiatives aimed at restoring investors’ confidence in the mortgage-related market, the US Treasury released details of a public-private partnership program to purchase illiquid mortgage pools and mortgage-backed securities.
As a consequence of the uncertainty surrounding the effectiveness of the measures announced early in the year, equity markets remained under pressure and the negative momentum continued until early March. However, in the last few weeks of the quarter, markets rallied. During the quarter, the MSCI world index lost 12.5%, the S&P 500 index gave up 11.7% and the Dow Jones STOXX 600 index was down 15.0%. Some countries witnessed very significant declines, while select emerging markets performed well. China, Russia and Brazil ended the quarter in positive territory. Financial stocks performed worst over the quarter, while the information technology sector fared best. Volatility in equity markets remained historically high throughout the quarter.

Credit spreads of high-quality corporate bonds remained at historically elevated levels but contracted significantly over the quarter. Sovereign CDS spreads also tightened substantially over the quarter as the IMF’s financial support was deployed and fears of bankruptcy in certain emerging markets eased.
Interest rates remained at historically low levels throughout the quarter. The world’s major currencies depreciated against the US dollar in first quarter 2009. The Swiss franc stopped appreciating against major currencies as the Swiss National Bank announced it would be ready to take the measures needed to prevent a further strengthening of the currency. Commodity prices were generally down in first quarter 2009, but oil rebounded in March. Gold was up despite a drop in the second half of the quarter reflecting lower risk aversion among investors.

Equity indices

Major currencies against the Swiss franc

Recent developments
5 May 2009

Recent developments

Strategic positioning

UBS provided an update on its strategic positioning at its 15 April 2009 annual general meeting (AGM). Changes to market conditions, lower levels of activity and the decrease in asset prices have resulted in a deterioration of revenue prospects for banks. UBS is in the process of adapting its strategic positioning and size according to this new environment.

Management believes that an integrated business model remains fundamentally attractive to UBS. The firm will focus on international wealth management and the Swiss banking business, alongside its global expertise in investment banking and asset management.
Numerous steps are being taken as part of this strategic refocusing. UBS will continue to reduce risks and exit businesses it considers to be high-risk and unpromising. The bank is currently evaluating its businesses to determine which it will remain active in and grow, and which it will exit. As a consequence, UBS will withdraw from certain locations.
The Investment Bank will build on its strong positions in the equities and foreign exchange businesses, as well as in the corporate finance and mergers and acquisitions businesses. As previously announced, the fixed income, currencies and commodities business area of the Investment Bank was significantly restructured at the beginning of 2009 and select businesses were exited or are in the process of being exited (refer to the 2008 annual report for more information on organizational changes since 1 January 2008).
The firm aims to achieve cost savings by the end of 2010 of approximately CHF 3.5 to 4 billion (compared with 2008 levels). UBS expects to realize substantial cost savings in all areas and to reduce the number of its employees to about 67,500 in 2010.

Changes to the Board of Directors and creation of conditional and authorized capital

At the 15 April 2009 AGM, UBS’s shareholders elected Kaspar Villiger, Michel Demaré, Ann F. Godbehere and Axel P. Lehmann to the Board of Directors (BoD). Effective immediately, Kaspar Villiger became the Chairman of the BoD. Peter R. Voser, David Sidwell, Sally Bott, Rainer-Marc Frey, Bruno Gehrig and William G. Parrett were re-elected to the BoD.

In addition, shareholders approved the creation of conditional capital related to UBS’s transaction with the Swiss National Bank (SNB). As a result, UBS’s share capital may be increased by a maximum of CHF 10 million and the number of issued shares by a maximum of 100 million. Shareholders also approved the creation of authorized capital. This permits the BoD to increase the outstanding share capital by a maximum of 10% of the issued share capital no later than 15 April 2011.

Changes to the Group Executive Board and senior management of the Investment Bank

On 1 April 2009, UBS announced the appointment of Ulrich Körner as Group Chief Operating Officer and a member of the Group Executive Board (GEB) and the Executive Committee with immediate effect. He will lead the Corporate Center in this function.

On 27 April 2009, UBS announced the appointment of Alex Wilmot-Sitwell and Carsten Kengeter as co-Chief Executive Officers (CEO) of the Investment Bank effective immediately. Alex Wilmot-Sitwell was already a member of the GEB, and Carsten Kengeter is now also a member. Jerker Johansson has resigned from his role as CEO of the Investment Bank and as a member of the GEB with immediate effect.

Reorganization of UBS’s wealth management businesses

On 10 February 2009, UBS announced a reorganization of its global wealth management and Swiss banking businesses. The former Global Wealth Management & Business Banking business division was divided into two new business divisions: Wealth Management & Swiss Bank – which comprises all wealth management business not booked by Wealth Management Americas plus the Swiss private and corporate client business – and Wealth Management Americas – which includes the former Wealth Management US business unit, the domestic Canadian business, and the international business booked in the US. UBS provides separate segment reporting for these two new business divisions.

For reporting purposes, income data and select key performance indicators are also shown for the Swiss and international business areas of Wealth Management & Swiss Bank. “Swiss clients” covers services provided to Swiss retail, wealth management and small business clients, as well as corporate and institutional clients. “International clients” encompasses the international wealth management business conducted out of Switzerland and all wealth management businesses of UBS’s other booking centers in Asia and Europe.

Sale of UBS Pactual

Transaction description

As announced on 20 April 2009, UBS has agreed to sell its Brazilian financial services business, UBS Pactual, to BTG

Recent developments
5 May 2009

Investments, LP. The sale consideration consists of a combination of cash and assumption of liabilities by BTG Investments. The total cash consideration is USD 667 million, of which USD 467 million will be payable at the closing of the transaction and the remaining USD 200 million, plus accrued interest, 12 months after the closing. Liabilities assumed by BTG Investments primarily relate to the residual payment obligation of USD 1.6 billion owed to former Pactual partners, which was incurred by UBS upon acquisition of Pactual in 2006 and is due in 2011. UBS has benefited from significant profits and received total dividends of approximately USD 335 million from its Brazilian operations since its acquisition of Pactual. This sale is consistent with UBS’s policy to continue to reduce its risk profile, strengthen its balance sheet and sharpen its business focus. The transaction is expected to close in mid-2009, subject to regulatory approval. UBS Pactual had 737 personnel in Brazil on 31 March 2009.

Implications for UBS’s income statement and balance sheet
The transaction resulted in a net charge of CHF 388 million on UBS’s income statement for first quarter 2009, with a goodwill impairment charge of CHF 631 million partly offset by a deferred tax benefit of CHF 243 million. At 31 March 2009, and after this impairment charge, the goodwill allocated to UBS Pactual amounted to CHF 769 million. The goodwill impairment charge was allocated to the business division results for the first quarter as follows: Investment Bank CHF 421 million, Global Asset Management CHF 191 million and Wealth Management Americas CHF 19 million. There was no impact on the first quarter results for Wealth Management & Swiss Bank and the Corporate Center.

Upon closing of the transaction, UBS expects to realize a loss predominantly attributable to currency translation effects in the range of CHF 500 million that accumulated during the holding period of UBS Pactual.
Upon closing, UBS expects its BIS tier 1 capital to increase by approximately CHF 1 billion, risk-weighted assets to decrease by CHF 3 billion and total assets to decrease by CHF 6 billion. UBS’s BIS tier 1 ratio after closing would be increased by approximately 50 basis points.

Restatements made to the financial statements 2008

UBS has restated its 2008 financial statements to correct identified accounting errors related to the 2008 financial statements. These errors are not material to the annual or quarterly 2008 financial statements but related corrections would have been material to first quarter 2009 financial statements. The restatement comprises three items in excess of CHF 100 million as follows: increase in fair value of auction rate securities purchase commitments at 31 December 2008 (charge to net trading income of Wealth Management Americas by CHF 112 million), calculation of interest income based on the effective interest rate method for assets reclassified from “held-for-trading” to “loans and receivables” in fourth quarter 2008 (reduction of the interest income of the Investment Bank by CHF 180 million), realization of a foreign currency translation loss deferred in shareholders’ equity due to the partial disposals of an investment in a consolidated investment fund (reduction of other income of Corporate Center by CHF 192 million). In addition, a number of misstatements, individually below CHF 65 million, were adjusted resulting in an increase of net profit attributable to UBS shareholders by CHF 79 million.

The total net impact of all restated items on the 2008 results was a reduction of net profit and net profit attributable to UBS shareholders of CHF 405 million, and a reduction of equity and equity attributable to UBS shareholders of CHF 269 million. The BIS tier 1 capital decreased by CHF 217 million, the BIS total ratio decreased by 0.1% and the BIS tier 1 ratio was not affected by the restatement. 2008 quarterly net profits attributable to UBS shareholders were reduced by the following amounts: CHF 82 million in the first quarter, CHF 37 million in the second quarter, CHF 13 million in the third quarter and CHF 273 million in the fourth quarter.
UBS intends to re-file its US Form 20-F for the year 2008 in order to reflect these restatements. UBS’s restated results also reflect the reorganization of UBS’s wealth management businesses mentioned above and the transfer of a small number of employees from Corporate Center to Wealth Management & Swiss Bank. Timeseries are published on UBS’s website under www.ubs.com/1/e/investors/ quarterly_reporting/timeseries.

Update on the transaction with the Swiss National Bank

Transfer of positions

The remaining positions earmarked for sale in the agreement reached with the SNB in October last year have been transferred. The total market value (net exposure) transferred to the SNB StabFund’s portfolio amounts to USD 38.7 billion (net of pricing adjustments), as shown in the table on the next page.

USD 16.4 billion of positions were transferred to the fund in December 2008, followed by the transfer of the remaining USD 22.2 billion of positions, of which USD 6.6 billion was transferred in March and USD 15.7 billion in early April 2009. Positions transferred in early April 2009 were reflected in the balance sheet as of 31 March 2009.

Implications for UBS’s income statement

The purchase price was determined by the SNB based on valuations conducted by independent experts and reflects the value of these positions as at 30 September 2008. The purchase price for the overall portfolio was, in the aggregate,
USD 1 billion lower than the market value UBS assigned to these positions on 30 September 2008. Of this USD 1 billion, USD 0.7 billion was accounted for in UBS’s results for 2008. The remaining USD 0.3 billion price difference was recognized in the income statement in first quarter 2009.
Overall, the impact of the SNB transaction on the income statement in first quarter 2009 was a charge of CHF 534 million comprised of a CHF 232 million loss due to the price difference recognized in first quarter 2009, favourably impacted by the foreign exchange movements on the underlying non-US related positions, and a CHF 302 million net loss on UBS’s option to acquire the fund’s equity.

Positions affected by the transfer to the SNB StabFund
	Valuation as of 30 September 2008
	Positions priced prior to the publication	Positions priced after the publication
USD billion	of UBS’s annual report for 2008	of UBS’s annual report for 2008	Total

US sub-prime	4.0	1.6	5.5

US Alt-A	1.5	0.8	2.4

US prime	1.2	0.7	1.9

US reference-linked note program	5.8	0.0	5.8

Commercial real estate	3.4	2.6	6.0

Student loan-backed securities	0.5	0.0	0.5

Other illiquid positions	8.5	9.0	17.5

Price difference	(0.7)[1]	(0.3)	(1.0)

Total	24.2	14.4	38.7

1 As part of the restatements made to the financial statements 2008, all of the price difference determined prior to the publication of UBS’s annual report 2008 was recognized in 2008.

Accounting changes
5 May 2009

Accounting changes

Accounting changes in first quarter 2009

IAS 1 (revised) Presentation of Financial Statements
Effective as of 1 January 2009, the revised International Accounting Standard (IAS) 1 affects the presentation of owner changes in equity and of comprehensive income. UBS continues to present owner changes in equity in the “statement of changes in equity”, but detailed information relating to non-owner changes in equity, such as foreign exchange translation, cash flow hedges and financial investments available-for-sale, is now presented in the “statement of comprehensive income”.

When implementing these amendments, UBS also adjusted the format of its “statement of changes in equity” and replaced the “statement of recognized income and expense” in the financial statements of previous years with a “statement of comprehensive income”. Preferred securities issued by consolidated trusts are reported as “equity attributable to minority interests”, as they are equity instruments held by third parties. As these securities make up the largest part of UBS’s equity attributable to minority interests, UBS discloses movement information in a separate table.
The revised IAS 1 guidance does not change the recognition and measurement of assets and liabilities.

IFRS 7 (revised) Financial Instruments: Disclosures
This standard was revised in March 2009 when the International Accounting Standards Board (IASB) published the amendment “Improving Disclosures about Financial Instruments”. Effective as of 1 January 2009, the amendment requires enhanced disclosures about fair value measurements and liquidity risk.

The enhanced fair value measurement disclosure requirements include: a fair value hierarchy (i.e. categorization of all financial instruments into levels 1, 2 and 3 based on the relevant definitions); significant transfers between level 1 and level 2; reconciliation of level 3 instruments at the beginning of the period to the ending balance (level 3 movement table); level 3 profit or loss for positions still held at balance sheet date; and sensitivity information for the total position of level 3 instruments and the basis for the calculation of such information. Refer to “Note 11 Fair value of financial instruments” in the financial statements of this report for the most relevant disclosures about fair value measurements.
The amended liquidity risk disclosure requirements largely confirm the previous rules for providing maturity information for non-derivative financial liabilities, but amend the rules for providing maturity information for derivative financial liabilities. UBS presents maturity analysis information for financial liabilities in its annual reports.

IFRS 8 Operating Segments
Effective from 1 January 2009 onwards, this standard replaces IAS 14 Segment Reporting. It requires UBS’s external segment reporting to be based on its internal reporting to its “chief operating decision maker”, i.e. the Group Executive Board, which makes decisions on the allocation of resources and assesses the performance of the reportable segments.

In accordance with the new UBS structure announced in February 2009, and following the guidance of IFRS 8, UBS now discloses four reportable segments: Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and the Investment Bank. Though the Corporate Center does not meet the requirements of an operating segment, it is also shown separately in internal and external reports. Segment information from prior periods has been restated to conform to the requirements of this new standard and the interim financial reporting requirements.
For more details on the basis on which the segment information is prepared and reconciled to the amounts presented in the income statement and balance sheet, refer to “Note 2 Segment reporting” in the financial statements of this report.

Key performance indicators
5 May 2009

Key performance indicators

In response to the changing market environment, UBS conducted a detailed review of its key performance indicator (KPI) framework in 2008. The review sought to better align the KPI framework with the firm’s current strategic priorities. The review focused on identifying key drivers of total shareholder return (TSR), which is defined as the change in the share price and any dividend yield and represents the ultimate measure of performance for shareholders.
UBS manages its businesses based on its KPI framework, which is used for internal performance measurement to ensure management accountability and consistency. Both Group and business division KPIs are used to determine variable compensation of executives and staff. The Group and business division KPIs are shown in the table below.

Group / business division key performance indicators
Wealth
			Management	Wealth	Global
			& Swiss	Management	Asset	Investment
Key performance indicator	Definition	Group	Bank	Americas	Management	Bank

Net profit growth (%)	Change in net profit attributable to UBS shareholders from continuing operations between current and comparison periods / net profit attributable to UBS shareholders from continuing operations of comparison period	X

Pre-tax profit growth (%)	Change in business division performance before tax between current and comparison periods / business division performance before tax of comparison period		X	X	X	X

Cost/income ratio (%)	Operating expenses / operating income before credit loss (expense) or recovery	X	X	X	X	X

Return on equity (%)	Net profit attributable to UBS shareholders on a year-to-date basis (annualized as applicable) / average equity attributable to UBS shareholders (year-to-date basis)	X

Return on attributed equity (%)	Business division performance before tax on a year-to-date basis (annualized as applicable) / average attributed equity (year-to-date basis)					X

Return on assets, gross (%)	Operating income before credit loss (expense) or recovery on a year-to-date basis (annualized as applicable) / average total assets (year-to-date basis)	X				X

Return on risk-weighted assets, gross (%)	Operating income before credit loss (expense) or recovery on a year-to-date basis (annualized as applicable) / average risk-weighted assets (year-to-date basis)	X

FINMA leverage ratio (%)	BIS tier 1 capital / average adjusted assets as per definition by the Swiss Financial Market Supervisory Authority (FINMA)	X

BIS tier 1 ratio (%)	BIS tier 1 capital / BIS risk-weighted assets	X

Net new money (CHF billion)	Inflow of invested assets from new and existing clients less outflows from existing clients or due to client defection	X	X	X	X

Gross margin on invested assets (bps)	Operating income before credit loss (expense) or recovery (annualized as applicable) / average invested assets		X1	X	X

Impaired lending portfolio as a % of total lending portfolio, gross	Impaired lending portfolio, gross / total lending portfolio, gross		X2

Average regulatory VaR (10-day, 99% confidence, five years of historical data)	Value at Risk (VaR) expresses maximum potential loss measured to a 99% confidence level, over a 10-day time horizon and based on five years of historical data					X

1 For international clients only.   2 For Swiss clients only.

Key performance indicators
5 May 2009

Key performance indicators
	As of or for the quarter ended
	31.3.09	31.12.08	31.3.08

Performance

Return on equity (RoE) (%)	(24.8)	(58.7)	(169.2)

Return on risk-weighted assets, gross (%)	8.4	1.2	(4.4)

Return on assets, gross (%)	1.3	0.2	(0.7)

Growth

Net profit growth (%)[1]	N/A	N/A	N/A

Net new money (CHF billion)[2]	(14.9)	(85.8)	(12.8)

Efficiency

Cost / income ratio (%)[3]	106.9	N/A	N/A

Capital strength

BIS tier 1 ratio (%)	10.5	11.0

FINMA leverage ratio (%)	2.56	2.46

1 Not meaningful if either the current period or the comparison period is a loss period. 2 Excludes interest and dividend income. 3 Not meaningful if income is negative.

Net new money[1]
	Quarter ended
CHF billion	31.3.09	31.12.08	31.3.08

Swiss clients	(10.2)	(17.4)	(4.4)

International clients	(13.2)	(43.0)	4.9

Wealth Management & Swiss Bank	(23.4)	(60.4)	0.5

Wealth Management Americas	16.2	2.2	3.2

Institutional	(1.1)	(16.7)	(9.6)

Wholesale intermediary	(6.6)	(10.9)	(6.9)

Global Asset Management	(7.7)	(27.6)	(16.5)

UBS	(14.9)	(85.8)	(12.8)

1 Excludes interest and dividend income.

Invested assets
	As of			% change from
CHF billion	31.3.09	31.12.08	31.3.08	31.12.08	31.3.08

Swiss clients	313	325	409	(4)	(23)

International clients	621	631	819	(2)	(24)

Wealth Management & Swiss Bank	934	955	1,228	(2)	(24)

Wealth Management Americas	673	644	766	5	(12)

Institutional	337	335	445	1	(24)

Wholesale intermediary	239	240	320	0	(25)

Global Asset Management	576	575	765	0	(25)

UBS	2,182	2,174	2,759	0	(21)

Group results
5 May 2009

Group results

Income statement (unaudited)

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.09	31.12.08	31.3.08	4Q08	1Q08

Continuing operations

Interest income	7,645	11,534	20,222	(34)	(62)

Interest expense	(5,746)	(9,879)	(18,543)	(42)	(69)

Net interest income	1,899	1,655	1,679	15	13

Credit loss (expense) / recovery	(1,135)	(2,310)	(311)	(51)	265

Net interest income after credit loss expense	764	(655)	1,368		(44)

Net fee and commission income	4,241	4,784	6,215	(11)	(32)

Net trading income	(630)	(9,132)	(11,626)	93	95

Other income	595	306	9	94

Total operating income	4,970	(4,696)	(4,034)

Personnel expenses	3,963	2,378	5,274	67	(25)

General and administrative expenses	1,635	3,723	2,243	(56)	(27)

Depreciation of property and equipment	253	395	281	(36)	(10)

Impairment of goodwill	631	0	0

Amortization of intangible assets	45	66	49	(32)	(8)

Total operating expenses	6,528	6,562	7,847	(1)	(17)

Operating profit from continuing operations before tax	(1,558)	(11,258)	(11,881)	86	87

Tax expense	294	(1,798)	(297)

Net profit from continuing operations	(1,852)	(9,460)	(11,584)	80	84

Discontinued operations

Profit from discontinued operations before tax	11	19	120	(42)	(91)

Tax expense	0	0	0

Net profit from discontinued operations	11	19	120	(42)	(91)

Net profit	(1,842)	(9,441)	(11,464)	80	84

Net profit attributable to minority interests	133	123	153	8	(13)

from continuing operations	128	123	107	4	20

from discontinued operations	5	0	46		(89)

Net profit attributable to UBS shareholders	(1,975)	(9,563)	(11,617)	79	83

from continuing operations	(1,980)	(9,582)	(11,691)	79	83

from discontinued operations	5	19	74	(74)	(93)

Earnings per share

Basic earnings per share (CHF)	(0.57)	(3.02)	(5.26)	81	89

from continuing operations	(0.57)	(3.02)	(5.29)	81	89

from discontinued operations	0.00	0.01	0.03	(100)	(100)

Diluted earnings per share (CHF)	(0.57)	(3.02)	(5.27)	81	89

from continuing operations	(0.57)	(3.02)	(5.30)	81	89

from discontinued operations	0.00	0.01	0.03	(100)	(100)

Additional information

Personnel (full-time equivalents)	76,206	77,783	83,839	(2)	(9)

Group results
5 May 2009

Results: 1Q09 vs 4Q08

Net loss attributable to UBS shareholders was CHF 1,975 million, compared with a net loss of CHF 9,563 million. This change was mainly due to lower losses on risk positions from businesses now exited or in the process of being exited by the Investment Bank. Net loss from continuing operations was CHF 1,852 million compared with a net loss of CHF 9,460 million.

Operating income: 1Q09 vs 4Q08

Total operating income increased to CHF 4,970 million from negative CHF 4,696 million.

Net interest income and net trading income
Net trading income was negative CHF 630 million compared with negative CHF 9,132 million. Net interest income increased to CHF 1,899 million from CHF 1,655 million.

Net income from trading businesses
Net income from trading businesses was negative CHF 640 million compared with negative CHF 5,617 million. This change was driven by improvements in the trading businesses of the Investment Bank’s fixed income, currencies and commodities (FICC) and equities business areas.

The trading results of FICC continued to be significantly impacted by trading losses on risk positions from businesses now exited or in the process of being exited, but to a lesser extent than in the prior quarter. Rates revenues were up significantly. Emerging markets was also up significantly from the prior quarter, mainly due to strong performance in Eastern Europe, Middle East and Africa. Credit valuation adjustments against credit default protection from monolines totaled CHF 1.9 billion. The Investment Bank contin-

ued to reduce risk in businesses it is exiting and, as a result, experienced losses on disposals. Lower marks and credit valuation adjustments also contributed to losses in the quarter. The losses related to ARS purchase commitments (CHF 0.3 billion) and the price adjustments on positions transferred to the SNB StabFund (CHF 0.2 billion) also affected UBS’s net trading income in first quarter 2009.

A marked improvement in derivatives revenues helped trading revenues from the equities business area to recover from a weak fourth quarter 2008. Equity-linked revenues were positive, mainly due to improved performance in Asia Pacific and the US.
The Investment Bank recorded gains on own credit of CHF 651 million in net trading income, compared with negative CHF 1,616 million (refer to “Note 11 Fair value of financial instruments” in the financial statements of this report for more information on own credit).

Net income from interest margin businesses
Net income from interest margin businesses decreased 14% to CHF 1,321 million from CHF 1,540 million. This was primarily due to lower interest income at Wealth Management & Swiss Bank and lower interest from banks and customers at Wealth Management Americas.

Net income from treasury activities and other
Net income from treasury activities and other was CHF 587 million compared with negative CHF 3,400 million, mainly because first quarter 2009 results were affected to a lesser extent by the transaction with the Swiss National Bank (SNB) than the fourth quarter 2008 results. This was partly offset by a lower impact of the fair valuation of the MCNs issued on 9 December 2008. Refer to UBS’s annual report 2008 for more information on the structure of the SNB transaction and the MCNs.

Net interest and trading income
	Quarter ended			% change from
CHF million	31.3.09	31.12.08	31.3.08	4Q08	1Q08

Net interest income	1,899	1,655	1,679	15	13

Net trading income	(630)	(9,132)	(11,626)	93	95

Total net interest and trading income	1,269	(7,477)	(9,947)

Breakdown by businesses

Net income from trading businesses[1]	(640)	(5,617)	(15,743)	89	96

Net income from interest margin businesses	1,321	1,540	1,581	(14)	(16)

Net income from treasury activities and other	587	(3,400)	4,216		(86)

Total net interest and trading income	1,269	(7,477)	(9,947)

1 Includes lending activities of the Investment Bank.

Credit loss expense

UBS recorded a credit loss expense of CHF 1,135 million in first quarter 2009, compared with 2,310 million in fourth quarter 2008.
In the Investment Bank, credit loss expenses in first quarter 2009 were CHF 1,017 million, of which CHF 828 million related to loan positions which were entered into with the intent to syndicate or distribute but where the syndication or distribution markets became illiquid. CHF 742 million of these credit loss expenses related to four loan positions. In fourth quarter 2008, credit loss expense were CHF 1,939 million, of which CHF 1,329 million related to reclassified positions.
Wealth Management & Swiss Bank reported credit loss expenses of CHF 119 million in first quarter 2009, approximately one-third of which was due to forced liquidations of collateral held against lombard loans and the remaining two-thirds resulted from a rise in credit losses from exposures to small and medium-sized companies. This compared with CHF 354 million in the prior quarter.
Refer to the “Risk management and control” and “Risk categories” sections of this report for more information on exposure to leveraged finance commitments and credit risk.

Net fee and commission income

Net fee and commission income was CHF 4,241 million, down 11% from CHF 4,784 million. First quarter 2009 saw a decrease in all major fee categories with the exception of underwriting fees, as outlined below:
–	Underwriting fees increased 45% to CHF 455 million, driven by a 20% increase in equity underwriting fees and a 117% increase in debt underwriting fees.
–	Mergers and acquisitions and corporate finance fees fell 35% to CHF 230 million, in an environment of reduced market activity and lower mandated deal volumes.
–	Net brokerage fees fell 26% to CHF 1,077 million mainly due to lower fees in the Investment Bank’s cash equities business and lower client transaction volumes in the wealth management businesses.
–	Investment fund fees fell 13% to CHF 1,014 million due to lower asset-based fees in the asset management and wealth management businesses.
–	Portfolio management and advisory fees fell 11% to CHF 1,451 million mainly due to the lower asset base in the wealth management businesses.
–	Other commission expenses fell 23% to CHF 340 million, mainly due to lower volumes in the Investment Bank’s equities business.

Other income

Other income increased to CHF 595 million from CHF 306 million. First quarter 2009 included gains of CHF 304 million on the buyback of subordinated debt in March 2009 and a gain of CHF 94 million due to the divestment of certain commodities businesses by the Investment Bank. Fourth quarter 2008 included a CHF 360 million gain on the sale of UBS’s stake in Bank of China.

Operating expenses: 1Q09 vs 4Q08

Total operating expenses decreased 1% to CHF 6,528 million from CHF 6,562 million. Higher personnel expenses and a goodwill impairment charge of CHF 631 million related to the announced sale of UBS Pactual were offset by a decrease in general and administrative expenses, as fourth quarter 2008 included provisions related to the US cross-border case and ARS-related charges.

Personnel expenses
Personnel expenses were CHF 3,963 million compared with CHF 2,378 million. Fourth quarter 2008 personnel expenses were low in comparison with prior quarters due to the partial reversal of accruals for performance-related compensation made in the first nine months of 2008. Personnel expenses for first quarter 2009 also included CHF 184 million of severance costs associated with staff reductions in first quarter 2009, the large majority of which was attributed to the Investment Bank.

General and administrative expenses
At CHF 1,635 million, general and administrative expenses decreased by CHF 2,088 million. Fourth quarter 2008 included provisions related to the US cross-border case made by Wealth Management & Swiss Bank and charges recorded by Wealth Management Americas in relation to ARS.

Depreciation, amortization and goodwill impairment
Depreciation of property and equipment was CHF 253 million, down CHF 142 million as fourth quarter 2008 included real estate-related impairments. At CHF 45 million, amortization of intangible assets was down CHF 21 million as fourth quarter 2008 included impairment charges of CHF 20 million. A goodwill impairment charge of CHF 631 million was recorded in first quarter 2009 in relation to the announced sale of UBS Pactual.

Tax: 1Q09 vs 4Q08

UBS recognized a net income tax expense of CHF 294 million for first quarter 2009. This amount includes a CHF 312 million reduction of deferred tax assets in respect of Swiss tax losses. UBS recognized a net income tax benefit of CHF 1,798 million in fourth quarter 2008, which mainly reflected the impact of the recognition of an incremental deferred tax asset on available tax losses.

Group results
5 May 2009

Summary of business division performance: 1Q09 vs 4Q08

Wealth Management & Swiss Bank recorded an increase in pre-tax profit to CHF 1,077 million from CHF 535 million. This increase was largely due to the impact of provisions made in connection with the US cross-border case in fourth quarter 2008. Without the effect of these provisions, pre-tax profit would have fallen 26% as less income was earned on a reduced asset base and operating expenses were higher.

Wealth Management Americas recorded a pre-tax loss of CHF 35 million compared with a pre-tax loss of CHF 444 million. Excluding the auction rate securities (ARS) related charges recorded in fourth quarter 2008, first quarter 2009 results decreased from an adjusted pre-tax profit of CHF 273 million in fourth quarter 2008, due to both lower revenues and higher operating expenses.
Global Asset Management pre-tax profit decreased to negative CHF 59 million from positive CHF 236 million, mainly due to a goodwill impairment charge of CHF 191 million related to the announced sale of UBS Pactual. Revenues were higher, mainly due to higher performance fees and lower operational losses.
The Investment Bank recorded a pre-tax loss of CHF 3,162 million compared with a pre-tax loss of CHF 8,096 million. The reduction in losses was mainly due to lower trading losses in the fixed income, currencies and commodities (FICC) business area as well as improved performance in the equities business area and the rates and emerging markets businesses within FICC. Credit valuation adjustments against credit default protection from monolines totaled CHF 1.9 billion in first quarter 2009. The Investment Bank continued to reduce risk in businesses it is exiting and, as a result, experienced losses on disposals. Lower marks and credit valuation adjustments also contributed to losses in the quarter. Trading losses were also incurred in the management of counterparty risk in over-the-counter (OTC) derivatives portfolios. First quarter 2009 included losses related to ARS purchase commitments (CHF 0.3 billion) and price adjustments on positions transferred to the SNB StabFund (CHF 0.2 billion). Credit loss ex-

penses were CHF 1,017 million in the first quarter. Own credit gains of CHF 651 million were recorded in the quarter. Operating expense were up from the prior quarter due to higher personnel expenses and the goodwill impairment charge of CHF 421 million related to the announced sale of UBS Pactual.

The Corporate Center recorded a pre-tax profit from continuing operations of CHF 621 million in first quarter 2009, due mainly to the net impact of the transaction with the SNB and the valuation of the mandatory convertible notes (MCNs) issued on 9 December 2008. First quarter results also include a gain of CHF 304 million on the buyback of subordinated debt. In comparison, a pre-tax loss from continuing operations of CHF 3,489 million was recorded in the fourth quarter, with the impact of the SNB transaction only partly offset by the fair valuation of the abovementioned MCNs.

Invested assets development: 1Q09 vs 4Q08

Net new money

Wealth Management & Swiss Bank
Outflows of net new money slowed to CHF 23.4 billion from CHF 60.4 billion, including the effect of deleveraging by clients. The majority of first quarter outflows were recorded following the announcements related to the US cross-border case. Total net new money outflows comprised CHF 10.2 billion from Swiss clients and CHF 13.2 billion from international clients, compared with outflows of CHF 17.4 billion and CHF 43.0 billion respectively for fourth quarter 2008.

Wealth Management Americas
First quarter net new money inflows were CHF 16.2 billion, compared with CHF 2.2 billion in fourth quarter 2008.

Global Asset Management
In first quarter 2009, net new money outflows slowed to CHF 7.7 billion from CHF 27.6 billion. Institutional net new money outflows slowed to CHF 1.1 billion from CHF 16.7 billion. Excluding money market flows, outflows were CHF

Performance from continuing operations before tax
	Quarter ended			% change from
CHF million	31.3.09	31.12.08	31.3.08	4Q08	1Q08

Wealth Management & Swiss Bank	1,077	535	1,959	101	(45)

Wealth Management Americas	(35)	(444)	180	92

Global Asset Management	(59)	236	330

Investment Bank	(3,162)	(8,096)	(18,211)	61	83

Corporate Center	621	(3,489)	3,861		(84)

UBS	(1,558)	(11,258)	(11,881)	86	87

9.2 billion compared with CHF 22.7 billion. Outflows of wholesale intermediary net new money were CHF 6.6 billion compared with CHF 10.9 billion. Excluding money market flows, wholesale intermediary outflows were CHF 8.7 billion compared with CHF 16.6 billion.

Invested assets
Total invested assets stood at CHF 2,182 billion at the end of first quarter 2009, compared with CHF 2,174 billion on 31 December 2008. Invested assets of CHF 934 billion were attributable to Wealth Management & Swiss Bank, CHF 673 billion to Wealth Management Americas and CHF 576 billion to Global Asset Management.

Results: 1Q09 vs 1Q08

Net loss attributable to UBS shareholders was CHF 1,975 million, down from a net loss of CHF 11,617 million. The main driver of this difference was lower losses in the Investment Bank on risk positions from businesses now exited or in the process of being exited. Operating expenses were down

17% from first quarter 2008 to CHF 6,528 million, driven by personnel expenses decreasing to CHF 3,963 million from CHF 5,274 million. First quarter 2008 personnel expenses included accruals for share-based awards made in early 2008 (the majority of which were subsequently reversed in second quarter 2008) as well as accruals for performance-related cash compensation (the majority of which were subsequently reversed in third and fourth quarters 2008).

Personnel

UBS employed 76,206 people on 31 March 2009, down 1,577, or 2%, compared with the end of 2008. In comparison with the prior quarter, staff levels for first quarter 2009 decreased by 720 in Wealth Management & Swiss Bank, 110 in Wealth Management Americas and 69 in Global Asset Management. Over the same period, Investment Bank staff levels decreased by 705 and Corporate Center staff levels increased by 27. As announced on 15 April 2009, UBS expects to reduce personnel to approximately 67,500 in 2010.

Personnel by region
	As of			% change from
Full-time equivalents	31.3.09	31.12.08	31.3.08	31.12.08	31.3.08

Switzerland	25,889	26,406	27,946	(2)	(7)

UK	6,888	7,071	8,484	(3)	(19)

Rest of Europe	4,678	4,817	5,049	(3)	(7)

Middle East / Africa	148	145	142	2	4

USA	26,934	27,362	29,666	(2)	(9)

Rest of Americas	1,832	1,984	2,100	(8)	(13)

Asia Pacific	9,837	9,998	10,452	(2)	(6)

Total	76,206	77,783	83,839	(2)	(9)

Personnel by business division
	As of			% change from
Full-time equivalents	31.3.09	31.12.08	31.3.08	31.12.08	31.3.08

Wealth Management & Swiss Bank	28,808	29,528	31,070	(2)	(7)

Wealth Management Americas	19,962	20,072	20,580	(1)	(3)

Global Asset Management	3,717	3,786	3,901	(2)	(5)

Investment Bank	16,466	17,171	21,170	(4)	(22)

Operational Corporate Center	1,477	1,513	1,545	(2)	(4)

IT Infrastructure	4,093	4,066	4,290	1	(5)

Group Offshoring	1,682	1,646	1,283	2	31

Corporate Center	7,253	7,226	7,118	0	2

Total	76,206	77,783	83,839	(2)	(9)

Balance sheet
5 May 2009

Balance sheet

First quarter 2009 development

UBS continued to make deliberate reductions to its balance sheet during the first quarter. Total assets were CHF 1,861 billion on 31 March 2009 – a decrease of CHF 153 billion since the prior quarter end. Collateral trading assets and the trading portfolio were reduced by CHF 55 billion in the quarter, with these reductions concentrated in the Investment Bank. Replacement values (RVs) decreased to a similar extent on both sides of the balance sheet, as market movements drove down positive RVs 12%, or CHF 100 billion, to CHF 754 billion.

The underlying reduction of the balance sheet when excluding positive RVs was CHF 90 billion in first quarter 2009, as a CHF 53 billion decline in Swiss franc terms was offset by an increase of CHF 37 billion stemming from the translation effects of the Swiss franc weakening against the British pound, US dollar and euro.
As in the prior quarters, almost all reductions in UBS’s total assets originated from reductions to the Investment Bank’s balance sheet, which declined by CHF 145 billion in the first quarter to CHF 1,535 billion. Compared with 31 December 2008, the size of the other business divisions’ balance sheets remained relatively stable. Total assets for Wealth Management & Swiss Bank were CHF 248 billion, Wealth Management Americas CHF 38 billion and Global Asset Management CHF 21 billion at the end of first quarter 2009.

Lending and borrowing

Lending
Cash and balances with central banks were CHF 39 billion on 31 March 2009 – an increase of CHF 6 billion from the prior quarter-end. Due from banks decreased by CHF 8 billion, largely due to the lower variation margins deposited for derivative instruments. Loans to customers increased by CHF 4 billion to CHF 344 billion on 31 March 2009. The first quarter increases in lending resulted mainly from UBS’s prime brokerage business in the Investment Bank.

Borrowing
Unsecured borrowings declined marginally in first quarter 2009, dropping by CHF 8 billion to CHF 891 billion. Due to banks decreased by CHF 9 billion to CHF 117 billion on 31 March 2009, with the reduction driven by UBS’s central funding entity, the Investment Bank’s foreign exchange and money market desk, and decreased variation margins for derivative instruments. Customer deposits (“Due to customers”) amounted to CHF 466 billion on 31 March 2009, a decrease of CHF 8 billion, or CHF 24 billion on a currency-adjusted basis, predominantly related to prime brokerage clients in the Investment Bank. Wealth Management & Swiss Bank client deposits had declines in fixed-term and fiduciary deposits, while recording net inflows of CHF 3 billion in savings and personal accounts. Financial liabilities designated at fair value remained fairly stable at CHF 99 billion on 31 March 2009, as did long-term debt issued, which was CHF 84 billion. Money market paper issuance was CHF 125 billion, an increase of CHF 13 billion, or CHF 6 billion on a currency-adjusted basis, mainly due to higher activities in the commercial paper market in early January.

Repurchase / reverse repurchase agreements and securities borrowing / lending

At CHF 315 billion on 31 March 2009, there was a CHF 32 billion decline in the amount of cash lent out on a secured basis (through the receipt of securities in return) via securities borrowed and reverse repurchase agreements. Most of this reduction occurred in the Investment Bank, which also pared back a portion of its largely offsetting (“matched book”) secured funding and lending activity. As the Investment Bank covers its trading short positions (liabilities) by borrowing the necessary securities against the provision of cash collateral via reverse repurchase agreements and securities borrowed transactions, the CHF 9 billion drop in trading liabilities therefore contributed to an equivalent reduction of reverse repurchase agreements and securities borrowed on the asset side of the balance sheet. Additionally, a significant amount of trading portfolio assets are also funded via repurchase agreements, so the decrease in trading portfolio assets also contributed to the drop in repurchase agreements. These reductions are reflected on the liability side of the balance sheet, where repurchase agreements and securities lent against cash collateral declined by another CHF 13 billion to stand at CHF 103 billion on 31 March 2009.

Trading portfolio

Continued reductions were made to the trading portfolio, which ended the quarter at CHF 289 billion due to reductions of CHF 23 billion. The reductions would have been CHF 31 billion excluding the effects of currency movements. Debt instruments including traded loans were reduced by CHF 19 billion and equity instruments decreased by CHF 10 billion. Increases were seen in precious metals (mainly gold) of CHF 6 billion. Most of the reductions in debt and equity instruments occurred through the Investment Bank’s deliberate overall reductions to its balance sheet, including the transfer of illiquid positions to the Swiss National Bank (SNB) StabFund (USD 6.6 billion). Refer to the “Recent developments” section of this report for more information about the SNB transaction.

Replacement values

The positive and negative RVs of derivative instruments developed in parallel and decreased strongly during first quar-

ter 2009. Positive RVs dropped by CHF 100 billion to CHF 754 billion, while negative RVs decreased by CHF 118 billion to CHF 734 billion. Both decreases were primarily due to movements in currencies, interest rates and credit spreads. Decreases in positive RVs occurred mainly in foreign exchange contracts, which dropped by CHF 81 billion, followed by interest rate and credit derivative contracts with CHF 10 billion each.

Shareholders’ equity

Equity attributable to UBS shareholders was CHF 31.3 billion on 31 March 2009 – a decrease of CHF 1.2 billion compared with 31 December 2008. The decline was mainly due to the Group’s net loss of CHF 2.0 billion, though this was partly offset by currency differences recognized in equity.

Off-balance sheet
5 May 2009

Off-balance sheet

In the normal course of business, UBS enters into arrangements that, under International Financial Reporting Standards, lead to either de-recognition of financial assets and liabilities for which UBS has transferred substantially all risks and rewards or the non-recognition of financial assets and liabilities received for which UBS has not assumed the related risks and rewards. UBS recognizes these types of arrangements on the balance sheet to the extent of its involvement, which, for example, may be in the form of derivatives, guarantees, financing commitments or servicing rights.

When UBS, through these arrangements, incurs an obligation or becomes entitled to an asset, it recognizes them on the balance sheet, with the resulting loss or gain recorded in the income statement. It should be noted that in many instances, the amount recognized on the balance sheet does not represent the full gain or loss potential inherent in such arrangements. Generally, these arrangements either meet the financial needs of customers or offer investment opportunities through entities that are not controlled by UBS. Off-balance sheet arrangements include purchased and retained interests, derivatives and other involvements in non-consolidated entities and structures. UBS has originated such structures and has acquired interests in structures set up by third parties.
The following paragraphs discuss several distinct areas of off-balance sheet arrangements. “Note 13 Commitments” in the financial statements of this report presents committed amounts of undrawn irrevocable credit facilities, credit guarantees, performance guarantees, documentary credits and similar instruments. The “Risk management and control” section of this report includes a discussion of commitments to acquire auction rate securities from clients and information about potential support to non-consolidated investment funds.

Liquidity facilities and guarantees

At the end of first quarter 2009, UBS had no significant exposure through liquidity facilities and guarantees to structured investment vehicles, conduits and other types of special purpose entities (SPEs). Losses resulting from such obligations were not significant in the first three months of 2009 nor full-year 2008.

Non-consolidated securitization vehicles and collateralized debt obligations

In prior years, UBS sponsored the creation of SPEs that facilitated the securitization of acquired residential and commercial mortgage loans, other financial assets and related securities. UBS also securitized customers’ debt obligations in transactions that involved SPEs which issued collateralized debt obligations. A typical securitization transaction of this kind involves the transfer of assets into a trust or other entity in return for beneficial interests in the form of securities. Generally, UBS intended to sell the beneficial interests to third parties shortly after securitization but beginning in the second half of 2007, certain retained interests could not be sold due to illiquid markets for certain instruments, mainly those linked to the US mortgage market. In the first quarter, UBS did not set up new securitization vehicles and structures and, following the repositioning of its fixed income, currencies and commodities (FICC) business, did not acquire material investments in securitization vehicles set up by third parties (e.g. asset-backed securities). The repositioning also included a substantial downsizing of UBS’s real estate, securitization and proprietary trading activities, which was complemented by a transfer of significant securitized positions to the SNB StabFund in fourth quarter 2008 and March and early April 2009.

Consolidation of securitization vehicles and collateralized debt obligations

UBS continually evaluates whether triggering events require the reconsideration of the consolidation conclusions made at the inception of its involvement with securitization vehicles and collateralized debt obligations (CDOs). Triggering events generally include items such as major restructurings, the vesting of potential rights and the acquisition, disposal or expiration of interests. In these instances, SPEs may be consolidated or de-consolidated depending on how the conditions have changed. Starting in December 2007, due to adverse market conditions, various non-consolidated CDOs in which UBS held a majority stake in super senior securities were declared to have breached default provisions pursuant to the entities’ governing documents. In these instances, various contingent decision-making rights became immediately vested in the super senior class holders, which required UBS to consolidate these entities. The consolidation had no material incremental impact on UBS’s income statement and balance sheet.

As reported in second quarter 2008, UBS sold a portfolio of US residential mortgage-backed securities (RMBS) for proceeds of USD 15 billion to the RMBS Opportunities Master Fund, LP (the “RMBS fund”), a special purpose entity managed by BlackRock, Inc. The RMBS fund was capitalized with approximately USD 3.75 billion in equity raised by BlackRock from third-party investors and an eight year amortizing USD

11.25 billion senior secured loan provided by UBS. Refer to the “Sale of US real estate-related assets to BlackRock fund” sidebar on page 20 of UBS’s financial report for second quarter 2008 and the “Update on BlackRock fund” in the “Risk categories” section of this report for more information.

The “Risk management and control” section of this report provides a detailed disclosure of UBS’s market risk, credit risk and main risk concentrations. If future consolidation of additional securitization vehicles is required by accounting standards, UBS does not expect this to have a significant impact on its risk exposure, capital, financial position or results of operations.

Derivative instruments
	31.3.09					31.12.08
	Replacement values				Notional	Replacement values				Notional
CHF billion	Positive		Negative		values	Positive		Negative		values

Derivative instruments[1]

Interest rate contracts	365		354		37,552	375		369		36,571

Credit derivative contracts	187		173		3,238	197		185		3,654

Foreign exchange contracts	141		137		5,914	222		227		6,025

Equity / index contracts	37		46		547	35		47		566

Precious metals contracts	5		5		106	6		6		108

Commodity contracts, excluding precious metals contracts	19		19		119	19		18		227

Total	754	[2]	734	[3]	47,476	854	[2]	852	[3]	47,151

1 Replacement values based on International Reporting Standards (IFRS) netting. Refer to “Note 23 Derivative instruments and hedge accounting” in the financial statements of UBS’s annual report for 2008.   2 The impact of netting agreements with the Swiss Financial Market Supervisory Authority (FINMA) for capital adequacy was to reduce positive replacement values to CHF 174 billion on 31 March 2009 and CHF 202 billion on 31 December 2008.   3 The impact of netting agreements with FINMA for capital adequacy was to reduce negative replacement values to CHF 154 billion on 31 March 2009 and CHF 200 billion on 31 December 2008.

UBS business divisions
and Corporate Center
Management report

Wealth Management & Swiss Bank
5 May 2009

Wealth Management & Swiss Bank

Business division reporting
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.09	31.12.08	31.3.08	4Q08	1Q08

Swiss clients income	1,619	1,927	2,026	(16)	(20)

International clients income	1,393	1,579	2,178	(12)	(36)

Income	3,011	3,507	4,204	(14)	(28)

Credit loss (expense)/recovery	(119)	(354)	(3)	(66)

Total operating income	2,892	3,153	4,201	(8)	(31)

Personnel expenses	1,213	961	1,499	26	(19)

General and administrative expenses	404	1,460	517	(72)	(22)

of which: impact from US cross-border case		917

Services (to)/from other business units	162	133	184	22	(12)

Depreciation of property and equipment	32	40	39	(20)	(18)

Amortization of intangible assets	3	24	3	(88)	0

Total operating expenses	1,815	2,617	2,242	(31)	(19)

Business division performance before tax	1,077	535	1,959	101	(45)

of which: impact from US cross-border case		(917)

business division performance before tax excluding US cross-border case	1,077	1,452	1,959	(26)	(45)

Key performance indicators

Pre-tax profit growth (%)[1]	101.3	(67.8)	(12.6)

Cost/income ratio (%)[2]	60.3	74.6	53.3

Net new money (CHF billion)[3]	(23.4)	(60.4)	0.5

Impaired lending portfolio as a % of total lending portfolio, gross (Swiss clients)	1.0	1.0	1.0

Gross margin on invested assets (bps) (international clients)[4]	89	89	99	0	(10)

Additional information

Average attributed equity (CHF billion)[5]	9.0	9.0	10.0	0	(10)

Return on attributed equity (RoaE) (%)[6]	47.9	63.3	78.4

BIS risk-weighted assets (CHF billion)	54.8	62.3	73.8	(12)	(26)

Return on risk-weighted assets, gross (%)[7]	20.6	22.3	22.8

Goodwill and intangible assets (CHF billion)	1.8	1.7	1.7	6	6

Recurring income[8]	2,316	2,551	3,171	(9)	(27)

Invested assets (CHF billion)	934	955	1,228	(2)	(24)

Client assets (CHF billion)	1,643	1,711	2,182	(4)	(25)

Personnel (full-time equivalents)	28,808	29,528	31,070	(2)	(7)

Swiss clients

Net new money (CHF billion)[3]	(10.2)	(17.4)	(4.4)

Invested assets (CHF billion)	313	325	409	(4)	(23)

International clients

Net new money (CHF billion)[3]	(13.2)	(43.0)	4.9

Invested assets (CHF billion)	621	631	819	(2)	(24)

Client advisors (full-time equivalents)	3,892	4,236	4,448	(8)	(13)

1 Change of business division performance before tax between current and comparison periods/business division performance before tax of comparison period.   2 Operating expenses/operating income before credit loss (expense)/recovery.   3 Excludes interest and dividend income.   4 Operating income before credit loss (expense)/recovery (annualized as applicable)/average invested assets.   5 Refer to the “Capital management” section of this report for more information about the equity attribution framework.   6 Year-to-date business division performance before tax (annualized as applicable)/attributed equity (year-to-date average).   7 Operating income before credit loss (expense)/recovery on a year-to-date basis (annualized as applicable)/BIS RWA (year-to-date average).   8 Interest, asset-based revenues for portfolio management and account-based, distribution and advisory fees.

Results: 1Q09 vs 4Q08

Pre-tax profit for Wealth Management & Swiss Bank increased to CHF 1,077 million from CHF 535 million. The primary reason for this change was a provision of CHF 917 million booked in fourth quarter 2008 in connection with the US cross-border case. Excluding this provision, profit levels for first quarter would have decreased 26% as less income was earned on a reduced invested asset base and accruals for performance-related compensation increased from a historically low level in fourth quarter 2008 when accruals made in the first nine months of 2008 were partially reversed.

Operating income
Total operating income fell 8% to CHF 2,892 million from CHF 3,153 million. Recurring income fell 9% to CHF 2,316 million following a decrease in the average asset base and lower interest income, which were impacted by lower margins and volumes of liabilities. Non-recurring income declined 27% to CHF 696 million primarily due to lower client activity. First quarter 2009 levels of non-recurring income were negatively impacted by internal funding-related interest charges. Fourth quarter 2008 levels of non-recurring income were positively impacted by the revaluation of UBS’s participation in the SIX Swiss Exchange.

Credit loss expenses were CHF 119 million, a significant decrease from the fourth quarter’s high level of CHF 354 million, which included high provisions made for lombard loans. While first quarter 2009 also included credit losses for lombard loans, these were lower and were mainly due to deteriorated values of collateral on already impaired positions. As the Swiss economy slowed down, the level of credit losses for credits granted to small and mid-sized Swiss companies increased.

Operating expenses
Total operating expenses decreased 31% to CHF 1,815 million. Excluding the provision related to the US cross-border case that was booked in fourth quarter 2008, total operating expenses would have increased 7%. Despite reductions of 720 personnel during the quarter, personnel expenses increased 26% to CHF 1,213 million, primarily due to the above mentioned partial reversal of performance-related compensation accruals in fourth quarter 2008. General and administrative expenses decreased 72% to CHF 404 million – however, this decrease reflects the provision related to the US cross-border case, without which the reduction in general and administrative expenses would have been 26% due to tight cost management and lower operational provisions, professional fees and travel and entertainment expenses. Expenses for services from other businesses increased by CHF 29 million to CHF 162 million, due to higher charges for IT infrastructure which had been at a very low level in the previous quarter. Depreciation was at CHF 32 million, down by CHF 8 million from the previous quarter due to lower IT depreciation. The amortization of intangible assets decreased by CHF 21 million to CHF 3 million.

Invested assets development: 1Q09 vs 4Q08

Net new money
Outflows of net new money slowed to CHF 23.4 billion from CHF 60.4 billion, including the effect of deleveraging by clients. The majority of first quarter outflows were recorded following the announcements related to the US cross-border case. Total net new money outflows comprised CHF 10.2 billion from Swiss clients and CHF 13.2 billion from international clients, compared with outflows of CHF 17.4 billion and CHF 43.0 billion, respectively.

Invested assets
Invested assets were CHF 934 billion on 31 March 2009, a decrease of CHF 21 billion from 31 December 2008. The decrease occurred because lower equity markets and outflows of net new money were only partly offset by the appreciation of the US dollar and euro against the Swiss franc.

Gross margin on invested assets (international clients only)
The gross margin on invested assets remained at 89 basis points as income and the average asset base decreased equally. The recurring income margin decreased one basis point to 67 basis points due to reduced fee income and lower interest income from lombard loans. The non-recurring income margin was up one basis point to 22 basis points.

Results: 1Q09 vs 1Q08

Pre-tax profit decreased 45% to CHF 1,077 million from CHF 1,959 million. The decline in profit was driven by a 31% drop in operating income – resulting from lower asset-based fees, lower transaction income and higher credit loss expenses – that was only partly offset by a 19% reduction in operating expenses, reflecting tight cost control. Personnel expenses decreased 19% due to lower performance-based compensation accruals and a 7% reduction in personnel. In addition, general and administrative expenses were reduced 22% due to lower expenses for travel and entertainment and advertising.

Personnel

Wealth Management & Swiss Bank employed 28,808 personnel on 31 March 2009, down 720 from 29,528 on 31 December 2008. Levels of non client-facing staff were reduced during first quarter 2009, primarily through natural attrition, and departing personnel were only very selectively replaced with new hires. The number of client advisors in the international clients business was down by 344 to 3,892 as UBS adjusted its client-facing capacity to the current market environment.

Wealth Management Americas
5 May 2009

Wealth Management Americas

Business division reporting
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.09	31.12.08	31.3.08	4Q08	1Q08

Income	1,408	1,455	1,648	(3)	(15)

of which: ARS settlement impact		(172)

Credit loss (expense) / recovery	1	(16)	0

Total operating income	1,409	1,439	1,648	(2)	(15)

Personnel expenses	1,082	891	1,137	21	(5)

General and administrative expenses	229	867	224	(74)	2

of which: ARS settlement impact		545

Services (to) / from other business units	68	79	70	(14)	(3)

Depreciation of property and equipment	29	30	21	(3)	38

Impairment of goodwill	19	0	0

Amortization of intangible assets	17	17	16	0	6

Total operating expenses	1,444	1,883	1,468	(23)	(2)

Business division performance before tax	(35)	(444)	180	92

of which: ARS settlement impact		(717)

business division performance before tax excluding ARS settlement impact	(35)	273	180

Key performance indicators

Pre-tax profit growth (%)[1]	N/A	N/A	(10.0)

Cost / income ratio (%)[2]	102.6	129.4	89.1

Net new money (CHF billion)[3]	16.2	2.2	3.2

Gross margin on invested assets (bps)[4]	86	83	79	4	9

Additional information

Average attributed equity (CHF billion)[5]	9.0	9.0	7.0	0	29

Return on attributed equity (RoaE) (%)[6]	(1.6)	(10.6)	10.3

BIS risk-weighted assets (CHF billion)	24.6	26.9	15.7	(9)	57

Return on risk-weighted assets, gross (%)[7]	21.9	28.9	42.0

Goodwill and intangible assets (CHF billion)	4.7	4.5	4.2	4	12

Recurring income[8]	823	1,009	1,026	(18)	(20)

Net new money including interest and dividend income (CHF billion)[9]	21.1	8.0	8.7

Invested assets (CHF billion)	673	644	766	5	(12)

Client assets (CHF billion)	711	682	862	4	(18)

Personnel (full-time equivalents)	19,962	20,072	20,580	(1)	(3)

Financial advisors (full-time equivalents)	8,760	8,607	8,691	2	1

1 Change of business division performance before tax between current and comparison periods / business division performance before tax of comparison period. Not meaningful if either the current period or the comparison period is a loss period.   2 Operating expenses / operating income before credit loss (expense) / recovery.   3 Excludes interest and dividend income.    4 Operating income before credit loss (expense) / recovery (annualized as applicable) / average invested assets.    5 Refer to the “Capital management” section of this report for more information about the equity attribution framework.    6 Year-to-date business division performance before tax (annualized as applicable) / attributed equity (year-to-date average).    7 Operating income before credit loss (expense) / recovery on a year-to-date basis (annualized as applicable) / BIS RWA (year-to-date average).    8 Interest, asset-based revenues for portfolio management and account-based, distribution and advisory fees.    9 For purposes of comparison with US peers, includes interest and dividend income from former Wealth Management US only.

Results: 1Q09 vs 4Q08

Wealth Management Americas recorded a pre-tax loss of CHF 35 million compared with a pre-tax loss of CHF 444 million. The result for fourth quarter 2008 was negatively impacted by aggregated auction rate securities (ARS) related charges of CHF 717 million. Excluding these charges, first quarter performance would have weakened from a fourth quarter adjusted pre-tax profit of CHF 273 million. This was due to lower fees related to lower average invested asset levels, a decrease in interest income and an increase in expenses primarily due to higher personnel costs in the first quarter. The previous quarter was mainly influenced by a partial reversal of performance-related compensation accruals made in the first nine months of 2008. In addition, Wealth Management Americas recorded a goodwill impairment charge of CHF 19 million in first quarter 2009 related to the announced sale of UBS Pactual.

Operating income

Total operating income declined 2% to CHF 1,409 million from CHF 1,439 million. Excluding the CHF 172 million ARS-related trading losses in fourth quarter 2008, operating income would have decreased 13%.
Recurring income fell 18% due to lower fees on managed accounts and non-proprietary funds related to a decrease in average invested asset values and lower net interest income related to lower spreads. Recurring income represented 58% of total operating income in first quarter 2009, down from 70% in the prior quarter. Non-recurring income increased 31%. However, excluding the ARS-related trading losses recorded in the prior quarter it would have declined 5%. This result was driven by lower client transactional income partly offset by stronger municipal trading income. Further, non-recurring income was reduced due to internal funding-related interest charges.

Operating expenses

Total operating expenses decreased 23% to CHF 1,444 million from CHF 1,883 million. This decrease was primarily due to the ARS-related charges of CHF 545 million made in fourth quarter 2008. Excluding these charges, operating expenses would have increased 8%.
Personnel expenses increased 21% to CHF 1,082 million from CHF 891 million. The increase was driven by higher performance-related compensation accruals as the fourth quarter included a substantial reversal in accruals made during the first nine months of 2008. This was partly offset by lower severance costs and a decrease in financial advisor compensation due to lower revenue production.
Non-personnel expenses (including general and administrative expenses, depreciation and amortization expenses, and services provided to and received from other business units) decreased 64% to CHF 362 million. Excluding the above mentioned ARS-related charges included in general and administrative expenses in fourth quarter 2008, non-personnel expenses would have decreased 19%, or CHF 85 million, due to lower general provisions, lower professional fees, insurance costs as well as travel expenses and lower service charges from other business divisions, partly offset by the above mentioned goodwill impairment charge of CHF 19 million related to the announced sale of UBS Pactual.

Invested assets development: 1Q09 vs 4Q08

Net new money

First quarter net new money inflows were CHF 16.2 billion, compared with CHF 2.2 billion in fourth quarter 2008. Including interest and dividends from the former Wealth Management US business unit, net new money inflows increased to CHF 21.1 billion from CHF 8.0 billion.

Invested assets

Invested assets increased by CHF 29 billion to CHF 673 billion on 31 March 2009, due to net new money inflows and the positive impact of currency translation effects, partly offset by market depreciation. In US dollar terms, invested assets declined 2% as market depreciation more than offset net new money inflows.

Gross margin on invested assets

The gross margin on invested assets increased three basis points to 86 basis points. The increase was mainly attributable to a ten basis point increase in the non-recurring income margin to 36 basis points as the prior quarter was impacted by the above mentioned ARS-related trading loss of CHF 172 million. This was partly offset by a seven basis point decline in the recurring income margin to 50 basis points, corresponding with an 18% decline in recurring income partly attributable to fourth quarter 2008 decrease in invested assets, coupled with a one-quarter lag in the majority of recurring fee pricing.

Results: 1Q09 vs 1Q08

Wealth Management Americas reported a pre-tax loss of CHF 35 million compared with a profit of CHF 180 million. The decline in performance occurred in the context of a challenging market climate marked by a sharp decline in invested assets and this resulted in revenues declining at a faster rate than expenses. Invested assets fell 12% from first quarter 2008, leading to a 15% decrease in operating income, including a 20% decrease in recurring income and a 6% decline in non-recurring income. Recurring income declined to 58% of operating income from 62%. Operating expenses experienced a decline of 2% from first quarter 2008, down 13% in US dollar terms. Personnel expenses decreased 5% (down 16% in US dollar terms) due to lower revenue-based

Wealth Management Americas
5 May 2009

financial advisor compensation, severance, and salaries, partly offset by higher financial advisor-related recruitment costs. Non-personnel expenses increased 9% from first quarter 2008. Excluding currency translation effects, non-personnel expenses decreased 4%, driven by lower operational provisions and lower service charges from other business divisions, partly offset by the goodwill impairment charge related to the announced sale of UBS Pactual and, to a lesser extent, higher depreciation costs.

Personnel

The number of personnel was 19,962 on 31 March 2009, a decrease of 110 from 31 December 2008. Financial advisors increased by 153 to 8,760, reflecting the second consecutive quarter of net increases due to strong recruiting and retention efforts, particularly among high producing financial advisors. Non-financial advisor employees decreased by 263 to 11,202 due to staff reductions.

Reorganization of Wealth Management Americas advisor group US

Effective from 1 July 2009, Wealth Management Americas will consolidate its existing eight US regions into three and combine its existing market areas, stand-alone branches and private wealth offices to form 20 new market areas. The new structure includes the Northeast region, based in New York City, the Central region, based in Miami and the

West region, based in Los Angeles. This simplified structure will allow the Wealth Management advisor group to improve the support it provides to both clients and advisors and increase decision-making ability at the local level for the benefit of clients.

Agreement on the sale of 55 US branches

In March 2009, UBS Financial Services Inc. agreed to sell up to 55 of its US branches to Stifel, Nicolaus & Company, Incorporated, the principal operating subsidiary of Stifel Financial Corp. The transaction is expected to be completed in up to four separate closings during 2009. The relevant branches are located in 24 states and employ more than 500 people, including approximately 320 financial advisors with assets under management of approximately USD 15 billion. UBS will receive an upfront cash payment of approximately USD 27 million based on the actual number of branches and financial advisors acquired by Stifel Nicolaus. UBS will also receive annual earn-out payments for the two-year period following the closing of the transaction principally based on the performance of the UBS financial advisors who become Stifel Nicolaus employees, as well as aggregate payments of up to approximately USD 19 million for net fixed assets and employee forgivable loans.

     This transaction positions Wealth Management Americas to focus resources more effectively, enhancing its ability to deliver a differentiated experience to high net worth and ultra-high net worth clients in core markets.

Global Asset Management
5 May 2009

Global Asset Management

Business division reporting
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.09	31.12.08	31.3.08	4Q08	1Q08

Institutional fees	284	235	427	21	(33)

Wholesale intermediary fees	218	243	364	(10)	(40)

Total operating income	502	478	791	5	(37)

Personnel expenses	226	73	303	210	(25)

General and administrative expenses	95	117	104	(19)	(9)

Services (to) / from other business units	39	39	39	0	0

Depreciation of property and equipment	5	8	7	(38)	(29)

Impairment of goodwill	191	0	0

Amortization of intangible assets	6	6	8	0	(25)

Total operating expenses	561	242	461	132	22

Business division performance before tax	(59)	236	330

Key performance indicators

Pre-tax profit growth (%)[1]	N/A	(43.1)	(32.0)

Cost / income ratio (%)[2]	111.8	50.6	58.3

Net new money (CHF billion)[3]	(7.7)	(27.6)	(16.5)

Gross margin on invested assets (bps) (institutional)[4]	34	25	35	36	(3)

Gross margin on invested assets (bps) (wholesale intermediary)[4]	36	37	42	(3)	(14)

Additional information

Average attributed equity (CHF billion)[5]	3.0	3.0	3.0	0	0

Return on attributed equity (%)[6]	(7.9)	44.4	44.0

BIS risk-weighted assets (CHF billion)	6.4	8.5	6.5	(25)	(2)

Return on risk-weighted assets, gross (%)[7]	27.0	41.2	48.7

Goodwill and intangible assets (CHF billion)	2.1	2.2	2.4	(5)	(13)

Invested assets (CHF billion)	576	575	765	0	(25)

Personnel (full-time equivalents)	3,717	3,786	3,901	(2)	(5)

Institutional

Net new money (CHF billion)[3]	(1.1)	(16.7)	(9.6)

of which: money market funds	8.1	6.0	5.1

Invested assets (CHF billion)	337	335	445	1	(24)

of which: money market funds	53	42	40	26	33

Wholesale intermediary

Net new money (CHF billion)[3]	(6.6)	(10.9)	(6.9)

of which: money market funds	2.1	5.7	9.9

Invested assets (CHF billion)	239	240	320	0	(25)

of which: money market funds	86	80	73	8	18

1 Change of business division performance before tax between current and comparison periods / business division performance before tax of comparison period. Not meaningful if either the current period or the comparison period is a loss period.   2 Operating expenses / operating income before credit loss (expense) / recovery.   3 Excludes interest and dividend income.   4 Operating income before credit loss (expense) / recovery (annualized as applicable) / average invested assets.   5 Refer to the “Capital management” section of this report for more information about the equity attribution framework.   6 Year-to-date business division performance before tax (annualized as applicable) / attributed equity (year-to-date average).   7 Operating income before credit loss (expense) / recovery on a year-to-date basis (annualized as applicable) / BIS risk-weighted assets (year-to-date average).

Global Asset Management
5 May 2009

Results: 1Q09 vs 4Q08

Global Asset Management’s pre-tax result decreased to negative CHF 59 million from positive CHF 236 million. The loss in the quarter was due to a goodwill impairment charge of CHF 191 million related to the announced sale of UBS Pactual. Without this charge, pre-tax profit would have been CHF 132 million, down 44% from the prior quarter. Increased personnel expenses, which were at a historically low level in fourth quarter 2008, offset a reduction in general and administrative expenses and an increase in operating income.

Operating income

Total operating income increased 5% to CHF 502 million from CHF 478 million.
Institutional revenues rose to CHF 284 million from CHF 235 million, primarily due to higher performance fees, mainly in alternative and quantitative investments, and lower operational losses. These increases in revenues were partly offset by lower management fees associated with the lower average invested assets base.
Wholesale intermediary revenues declined to CHF 218 million from CHF 243 million, mainly due to the lower average invested assets base as well as lower performance fees in some real estate funds.

Operating expenses

Total operating expenses were CHF 561 million compared with CHF 242 million. This change was mainly due to a goodwill impairment charge of CHF 191 million related to the announced sale of UBS Pactual (refer to the “Recent developments” section of this report for more information on this transaction including the goodwill impairment charges recognized in first quarter 2009). Personnel expenses were CHF 226 million, up from the historically low level of CHF 73 million in fourth quarter 2008 when accruals made in the first nine months of 2008 for incentive-based compensation were partly reversed. General and administrative expenses declined to CHF 95 million from CHF 117 million, mainly due to decreases in IT costs, professional fees, marketing costs and travel and entertainment expenses.

Invested assets development: 1Q09 vs 4Q08

Net new money

In first quarter 2009, net new money outflows slowed to CHF 7.7 billion from CHF 27.6 billion. Net new money outflows relating to clients of UBS’s wealth management businesses totaled CHF 7.0 billion in first quarter 2009. Some of the inflows and outflows relating to clients of UBS’s wealth management businesses are also reported as net new money for the Wealth Management & Swiss Bank and Wealth Management Americas business divisions.
Institutional net new money outflows slowed to CHF 1.1 billion from CHF 16.7 billion. Excluding money market flows, outflows were CHF 9.2 billion compared with CHF 22.7 billion. Net outflows were reported in alternative and quantitative investments, multi-asset and equities, with fixed income, real estate funds and infrastructure reporting net inflows.
Outflows of wholesale intermediary net new money were CHF 6.6 billion compared with CHF 10.9 billion. Excluding money market flows, wholesale intermediary outflows were CHF 8.7 billion compared with CHF 16.6 billion. Outflows were reported in multi-asset, fixed income, equities and alternative and quantitative investments.

Invested assets

Total invested assets were CHF 576 billion at the end of the first quarter, up by CHF 1 billion from 31 December 2008.
Institutional invested assets were CHF 337 billion on 31 March 2009, up from CHF 335 billion on 31 December 2008. This increase reflects the strengthening of major foreign currencies against the Swiss franc, partly offset by the negative impact of financial market developments and, to a lesser extent, net new money outflows.
Wholesale intermediary invested assets were CHF 239 billion on 31 March 2009, compared with CHF 240 billion on 31 December 2008. The positive impact of currency fluctuations was more than offset by net new money outflows and the negative impact of financial market developments.

Gross margin on invested assets

The gross margin on institutional invested assets increased to 34 basis points from 25 basis points mainly due to higher performance fees, particularly in alternative and quantitative investments, and lower operational losses.
The gross margin on wholesale intermediary invested assets decreased one basis point to 36 basis points, mainly due to lower performance fees in some real estate funds and a relative increase in money market assets which command lower fees.

Results: 1Q09 vs 1Q08

Pre-tax profit decreased to negative CHF 59 million from positive CHF 330 million. Excluding the goodwill impairment charge of CHF 191 million related to the announced sale of UBS Pactual, pre-tax profit in first quarter 2009 would have decreased 60% to CHF 132 million. Total operating income declined 37% to CHF 502 million from CHF 791 million. Institutional revenues declined to CHF 284 million from CHF 427 million due to lower management fees, associated with the lower average invested assets base, and lower performance fees in alternative and quantitative investments, real estate and the Brazilian asset management business. Wholesale intermediary revenues declined to CHF 218 million from CHF 364 million due to lower management fees associated with the lower average invested assets base and lower performance fees in some equity funds. Total operating expenses increased 22% to CHF 561 million from CHF 461 million. Excluding the goodwill impairment charge mentioned above, operating expenses would have declined 20%, reflecting lower incentive-based compensation accruals and reduced general and administrative expenses, mainly due to lower travel and entertainment expenses.

Personnel

The number of employees on 31 March 2009 was 3,717, a 2% decrease from 3,786 on 31 December 2008. The decrease reflects action across the business division to reduce the cost base while maintaining appropriate resource levels.

Investment capabilities and performance: 1Q09

The stronger investment performance that began in 2008 in Global Asset Management’s major equity capabilities as compared with previous years continued in the first quarter. The changes made to teams and leadership in equities and fixed income over the past two years are now showing very positive results and a large number of equity and fixed income strategies are now outperforming their benchmarks.

Core/value equities

Notably strong performers were global and pan-European strategies which benefited from good stock selection, as well as US large cap value and some regional small cap strategies. European (excluding UK), Swiss, Asian, Australian and global emerging markets strategies also outperformed. UK value strategies underperformed their benchmarks during the quarter but remained ahead of their benchmarks over one year. US large cap and Canadian strategies were slightly below their benchmarks.

Growth equities

Performance was strong and most strategies outperformed their benchmarks. The flagship US large cap select growth strategy held its value while significantly outpacing its benchmark index, primarily through positive stock selection. The global (excluding the US) growth strategy outperformed its benchmark through balanced contributions from stock selection and sector allocation.

Fixed income

Performance across several key bond strategies improved compared with fourth quarter 2008 and money market funds continued to achieve their capital preservation objectives. Global sovereign strategies outperformed their benchmarks, while global aggregate strategies improved significantly and were only marginally below their benchmarks. US strategies also improved significantly with some exceeding their benchmarks. The performance of UK strategies improved materially with some of them appreciably outperforming their benchmarks, although some others remained significantly below their benchmarks due to a combination of duration and credit positioning. Canadian strategies outperformed benchmarks, and Australian and Japanese performance was close to benchmarks. The performance of Swiss strategies was mixed and euro aggregate strategies underperformed their benchmarks. Emerging market strategies were significantly ahead of their benchmarks for the quarter, but high yield strategies significantly underperformed their benchmarks due to their defensive issuer and industry positioning in a volatile market.

Global investment solutions

The performance of multi-asset strategies, including the global securities composite and dynamic alpha strategies, was below benchmark. The contribution from security selection within equities and fixed income was mixed. At the market allocation level, an overweight to equities negatively affected performance for the quarter. Performance in multi-asset strategies turned positive in March, however, in line with the upswing in equity markets and demonstrated the potential of the market allocation strategy to add value. Multi-manager investment solutions showed positive performance while the performance of currency strategies was flat after a strong year in 2008.

Alternative and quantitative investments

The investment climate for hedge funds improved materially and the performance of alternative and quantitative investments was generally positive. The single manager platform, O’Connor, recorded positive returns for the vast majority of strategies with strong performance in the multi-strategy, equity long / short, credit and currency and rates strategies. Performance was also generally positive within the multi-manager platform.

Global real estate

Weakening property values continued to impact UK, US and Luxembourg-based pan-European direct real estate strategies. However, all direct funds based in Germany and Switzerland, as well as a UK direct fund designed as a bond alternative, continued to generate positive absolute returns. The Swiss composite (consisting of four Swiss listed real estate funds) and the J-REIT flagship fund (Japanese real estate investment trust managed in collaboration with joint venture partner Mitsubishi Corporation) outperformed their respective benchmarks. Most regional and domestic real estate securities strategies outperformed their benchmarks, with the exception of the US strategy, while the global and Swiss strategies broadly performed in line with benchmark. The global fund-of-funds strategy delivered a moderately negative performance in absolute terms.

Global Asset Management
5 May 2009

Infrastructure and private equity

The investments of the UBS International Infrastructure Fund performed well in local currency terms. The fund is denominated in US dollars, and substantial currency movements during the quarter impacted valuations of the fund’s non-US dollar denominated assets (approximately half the portfolio), resulting in an approximately 1% reduction in the fund’s net asset value compared with acquisition cost.

Composite The table below represents approximately 16% of Global Asset Management’s invested assets at 31 March 2009.
Annualized
	3 months	1 year	3 years	5 years

Australian Equity Composite vs. S&P / ASX 300 Accumulation Index	+	+	+	+

Canadian Equity Composite vs. TSE Total Return Index	–	+	+	+

Emerging Equity Composite vs. Emerging Markets Equity Index	+	–	–	+

Global Equity Composite vs. MSCI World Equity (Free) Index	+	+	+	+

Pan European Composite vs. MSCI Europe Free Index	+	+	–	+

Swiss Equity Composite vs. SPI (Total Return) Index	+	+	+	+

US Large Cap Equity Composite vs. Russell 1000 Index	–	–	–	+

Global Equity Ex-US Growth Composite vs. MSCI EAFE (Free) Index	+	–	+	+

US Large Cap Select Growth Equity Composite vs. Russell 1000 Growth Index	+	+	+	+	[1]

EUR Aggregate Bonds Composite vs. Barclays Capital Euro Aggregate 500mio+ Index	–	–	–	–

Global Bond Composite vs. Citigroup World Government Bond Index	+	+	–	–

Global Securities Composite vs. Global Securities Markets Index	–	–	–	–

Global Real Estate Securities composite (hedged in CHF) vs. FTSE EPRA / NAREIT Developed Index (hedged in CHF) / reference index[2]	+	+	–	–	[2]

(+) above benchmark; (–) under benchmark; (=) equal to benchmark. All are before the deduction of investment management fees. Global composites are stated in USD terms; all others are in appropriate local currencies (unless otherwise stated). A composite is an aggregation of one or more portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds. Global Asset Management has been verified as compliant with the Global Investment Performance Standards by Ernst & Young on a firm-wide basis to 31 December 2006. Disclosures are available on request.
1 Performance data for 5 years is for UBS AG, NY Branch Large Cap Select Growth Composite, which is managed in a substantially similar manner to the US Large Cap Select Growth Equity Composite.   2 Prior to 2004, the reference index is the GPR General Index Europe (total return in CHF, unhedged) and thereafter it is linked to the benchmark FTSE EPRA / NAREIT Global Real Estate Index (total return, hedged into CHF) to calculate 5-year returns. Reference index returns are provided for reference purposes only. From 31 March 2004 to 30 September 2005 returns for the FTSE EPRA / NAREIT Global Real Estate Index hedged into Swiss francs are based on published data. Currency translation and hedging into Swiss francs are calculated internally. Thereafter, UBS has contracted with FTSE, the index provider, to provide on a customized request basis Swiss franc hedged returns for the FTSE EPRA / NAREIT Global Real Estate Index. On 23 March 2009 the same index changed its name to FTSE EPRA / NAREIT Developed Index.

Investment Bank
5 May 2009

Investment Bank

Business division reporting
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.09	31.12.08	31.3.08	4Q08	1Q08

Investment banking	304	528	557	(42)	(45)

Advisory revenues	215	348	376	(38)	(43)

Capital market revenues	482	374	279	29	73

Equities	264	233	108	13	144

Fixed income, currencies and commodities	218	142	171	54	27

Other fee income and risk management	(393)	(195)	(98)	(102)	(301)

Sales and Trading	(599)	(3,489)	(16,965)	83	96

Equities	1,371	231	2,048	494	(33)

Fixed income, currencies and commodities	(1,970)	(3,720)	(19,013)	47	90

Total income	(295)	(2,961)	(16,408)	90	98

Credit loss (expense) / recovery[1]	(1,017)	(1,939)	(308)	(48)	230

Total operating income excluding own credit	(1,312)	(4,900)	(16,716)	73	92

Own credit[2]	651	(1,616)	1,920		(66)

Total operating income as reported	(661)	(6,516)	(14,796)	90	96

Personnel expenses	1,185	293	2,034	304	(42)

General and administrative expenses	639	858	1,116	(26)	(43)

Services (to) / from other business units	195	309	192	(37)	2

Depreciation of property and equipment	42	100	51	(58)	(18)

Impairment of goodwill	421	0	0

Amortization of intangible assets	19	20	22	(5)	(14)

Total operating expenses	2,501	1,580	3,415	58	(27)

Business division performance before tax	(3,162)	(8,096)	(18,211)	61	83

Key performance indicators

Pre-tax profit growth (%)[3]	N/A	N/A	N/A

Cost / income ratio (%)[4,5]	N/A	N/A	N/A

Return on attributed equity (RoaE) (%)[6]	(45.2)	(128.2)	(260.2)

Return on assets, gross (%)[7]	0.1	(1.2)	(3.0)

Average VaR (10-day, 99% confidence, 5 years of historical data)[8]	433	438	306	(1)	42

Additional information

Total assets (CHF billion)[9]	1,535.3	1,680.3	1,891.1	(9)	(19)

Average attributed equity (CHF billion)[10]	28.0	26.0	28.0	8	0

BIS risk-weighted assets (CHF billion)	184.5	195.8	225.2	(6)	(18)

Return on risk-weighted assets, gross (%) [11]	0.7	(10.0)	(25.7)

Goodwill and intangible assets (CHF billion)	4.4	4.6	4.9	(4)	(10)

Compensation ratio (%) [12,5]	N/A	N/A	N/A

Impaired lending portfolio as a % of total lending portfolio, gross	6.3	3.6	0.3

Personnel (full-time equivalents)	16,466	17,171	21,170	(4)	(22)

1 Includes CHF 1,329 million for 4Q08 and CHF 565 million for 1Q09 in credit losses from impairment charges on reclassified financial instruments.   2 Represents own credit changes of financial liabilities designated at fair value through profit or loss. The life-to-date own credit gain for such debt held at 31 March 2009 amounts to CHF 3,767 million. This gain has reduced the fair value of financial liabilities designated at fair value through profit or loss recognized on UBS’s balance sheet. Refer to “Note 11 Fair value of financial instruments” in the financial statements of this report for more information.   3 Change of business division performance before tax between current and comparison periods / business division performance before tax of comparison period. Not meaningful if either the current period or the comparison period is a loss period.   4 Operating expenses / operating income before credit loss (expense) / recovery.   5 Neither the cost / income nor the compensation ratio are meaningful due to negative revenues in the Investment Bank.   6 Year-to-date business division performance before tax (annualized as applicable) / attributed equity (year-to-date average).   7 Operating income before credit loss (expense) / recovery on a year-to-date basis (annualized as applicable) / assets (year-to-date average).   8 Regulatory VaR. In third quarter 2008 UBS changed from internal management VaR to regulatory VaR as the basis for external disclosure.   9 Based on third-party view, i. e. without intercompany balances.   10 Refer to the discussion of the equity attribution framework in the “Capital management” section of this report.   11 Operating income before credit loss (expense) / recovery on a year-to-date basis (annualized as applicable) / BIS RWA (year-to-date average).   12 Personnel expenses / income.

Investment Bank
5 May 2009

Results: 1Q09 vs 4Q08

The pre-tax result was negative CHF 3,162 million compared with negative CHF 8,096 million. The change was mainly attributable to reduced losses on risk positions from businesses now exited or in the process of being exited and improved performance in the equities business and the rates and emerging markets businesses within the fixed income, currencies and commodities (FICC) business area. This was partly offset by higher operating expenses.

Operating income
Total operating income was negative CHF 661 million compared with negative CHF 6,516 million. This change was mainly due to lower trading losses in the fixed income, currencies and commodities (FICC) business area as well as improved performance in the equities business area and the rates and emerging markets businesses within FICC. Credit valuation adjustments against credit default protection from monolines totaled CHF 1.9 billion in first quarter 2009. The Investment Bank continued to reduce risk in businesses it is exiting and, as a result, experienced losses on disposals. Lower marks and credit valuation adjustments also contributed to losses in the quarter. Trading losses were also incurred in the management of counterparty risk in over-the-counter (OTC) derivatives portfolios. First quarter 2009 included losses related to ARS purchase commitments (CHF 0.3 billion) and price adjustments on positions transferred to the SNB Stab-Fund (CHF 0.2 billion).

Credit loss expenses
Credit loss expenses in first quarter 2009 were CHF 1,017 million, of which CHF 828 million related to loan positions which were entered into with the intent to syndicate or distribute but where the syndication or distribution markets became illiquid. CHF 742 million of these credit loss expenses related to four loan positions. In fourth quarter 2008, credit loss expenses were CHF 1,939 million, of which CHF 1,329 million related to reclassified positions. Refer to the “Risk management and control” and “Risk categories” sections of this report for more information on exposure to leveraged finance commitments, credit loss expenses and credit risk.

Own credit
Own credit gains of CHF 651 million were recorded, compared with negative CHF 1,616 million (refer to “Note 11 Fair value of financial instruments” in the financial statements of this report for more information on own credit).

Operating income by segment

Investment banking
Total revenues declined 42% to CHF 304 million from CHF 528 million. Advisory revenues were down 38% to CHF 215 million, as activity was affected by continued volatility in the capital markets and a slowdown in advisory activity. Capital markets revenues were up 29% to CHF 482 million with a 13% increase in equity capital markets revenues driven by several large capital raisings and a 54% increase in debt capital markets revenues mainly as a result of increased issuance. Other fee income and risk management revenues were negative CHF 393 million in comparison with negative CHF 195 million. This change was mainly due to losses incurred on relationship lending facilities in first quarter 2009; fourth quarter 2008 also included a share of the Investment Bank’s gain on the sale of UBS’s stake in Bank of China of CHF 111 million.

Sales and trading
Total sales and trading revenues for equities and FICC were negative CHF 599 million, compared with negative CHF 3,489 million.

Equities
In first quarter 2009, equities reported positive revenues in all equity trading businesses and the overall total increased to CHF 1,371 million from CHF 231 million. A decline in cash equities revenues was driven by decreased commission revenues from lower volumes through the quarter. Derivatives revenues increased across all geographical regions, with significant improvements seen in Asia Pacific and Europe, Middle East & Africa. Equity-linked revenues improved primarily due to better trading conditions in equity-linked markets and increased valuations. Prime brokerage services revenues declined marginally as financing revenues fell due to reduced average balances, fewer financing days in the first quarter and lower stock lending revenues. Exchange-traded derivatives revenues decreased due to reduced trading volumes impacting commissions. Proprietary revenues increased overall.

Fixed income, currencies and commodities
FICC revenues were negative CHF 1,970 million compared with negative CHF 3,720 million.

Credit valuation adjustments against credit default protection from monolines totaled CHF 1.9 billion in first quarter 2009. The Investment Bank continued to reduce risk in businesses it is exiting and, as a result, experienced losses on disposals. Lower marks and credit valuation adjustments also contributed to losses in the quarter. Trading losses were also incurred in the management of counterparty risk in over-the-counter (OTC) derivatives portfolios. In addition, first quarter 2009 included losses related to ARS purchase commitments (CHF 0.3 billion); these do not constitute impairment charges on ARS positions held by the Investment Bank. The SNB transaction contributed CHF 0.2 billion of losses due to price adjustments for positions transferred to the SNB StabFund (refer to the “Recent developments” section of this report for more information on the SNB transaction).

Revenues from foreign exchange and money markets remained strong following good sales and trading performance in all businesses, building on the 15.8% market share achieved in 2008 (Euromoney FX poll 2008). The rates business recorded an improvement in revenues across all product segments driven by strong sales and trading performance due to high volatility, wider spreads and increased customer flow. Emerging markets saw strong client activity in government bonds and rates, especially in Eastern Europe, the Middle East & Africa. Credit recorded positive results, including good results from credit flow sales and trading and from primary investment grade issues especially in Europe.

Operating expenses

Total operating expenses were CHF 2,501 million compared with CHF 1,580 million. The increase was driven by personnel costs of CHF 1,185 million compared with the historically low level of CHF 293 million in fourth quarter 2008 when accruals made in the first nine months of 2008 for performance-based compensation were partially reversed. Personnel expenses for first quarter 2009 also included CHF 174 million of severance costs associated with staff reductions in first quarter 2009. General and administrative expenses declined 26% to CHF 639 million. A significant reduction in occupancy costs reflected mainly real estate restructuring charges recorded in fourth quarter 2008. In addition, first quarter 2009 saw reductions in administrative expenses and travel and entertainment. A goodwill impairment charge of CHF 421 million related to the announced sale of UBS Pactual was recorded in first quarter 2009 (refer to the “Recent developments” section of this report for more information about this transaction).

Results: 1Q09 vs 1Q08

The pre-tax result was negative CHF 3,162 million compared with negative CHF 18,211 million. The change was mainly due to reduced losses on risk positions from businesses now exited or in the process of being exited within the FICC business area. Total operating income was negative CHF 661 million compared with negative CHF 14,796 million, mainly due to the lower losses on risk positions from businesses now exited or in the process of being exited. Investment banking and equities revenues were down from the same quarter last year, mainly due to lower market activity. Total operating expenses decreased 27% to CHF 2,501 million from CHF 3,415 million, mainly due to lower personnel expenses and reduced general and administrative expenses, partly offset by the goodwill impairment charge related to the announced sale of UBS Pactual.

Personnel

The Investment Bank employed 16,466 personnel on 31 March 2009, with the 4% decrease from the prior quarter-end spread across all businesses and support functions.

Investment banking: market share and
transaction information

According to data from Dealogic, UBS ended first quarter 2009 with a market share of the global fee pool of 5.8% compared with 4.8% in first quarter 2008, improving its rank to fourth from fifth. Total first quarter 2009 revenues were CHF 304 million, compared with CHF 557 million in the same period last year.

Worldwide advisory and mergers and acquisitions

Thomson Reuters reported that the volume of worldwide mergers and acquisitions announced in first quarter 2009 declined 29% compared with the same period in 2008, reporting deal volumes of USD 473 billion compared with USD 669 billion. UBS Investment Bank advised on a total of 54 transactions globally during first quarter 2009, representing USD 93 billion of deal volume, maintaining a rank of eighth. First quarter 2009 revenues were CHF 215 million, compared with CHF 376 million in the same period last year. Key UBS transactions for first quarter 2009 included:
–
Financial advisor to Lloyds Banking Group in relation to Lloyds’ participation in the asset protection scheme outlined by HM Treasury in relation to GBP 260 billion of insured assets; GBP 15.6 billion B share capital raising; and the replacement of GBP 4.0 billion of preference shares held by HM Treasury with new ordinary shares.

–	Financial advisor to Assicurazioni Generali on the reorganization of its Italian operations, including its EUR 1.8 billion merger with Alleanza Assicurazioni.
–	Sole financial advisor to Vodafone on the merger of Vodafone Australia with Hutchison 3G Australia.

Equity underwriting

Global deal volume for equity capital markets decreased 44% in first quarter 2009 compared with first quarter 2008, according to Dealogic. For the same comparative period UBS’s global equity capital markets deal volume increased 21% to USD 9 billion (in first quarter 2009) and significantly outperformed competitors. UBS was ranked second (up from fifth) overall for equity underwriting globally with a market share of deal volumes of 12.5% (up from 5.8%). First quarter 2009 revenues were CHF 264 million, compared with CHF 108 million in the same period last year. Key UBS transactions for first quarter 2009 included:
–	Lead underwriter on the USD 2.8 billion fully underwritten one-for-two renounceable rights issue for DBS Group Holdings Limited, Singapore’s largest bank.
–	Joint underwriter on the USD 1.1 billion renounceable “floating strike” rights issue for Shinhan Financial Group,

Investment Bank
5 May 2009

the second largest banking institution in South Korea by market capitalization.
–	Joint sponsor, joint global coordinator and joint book-runner on a EUR 1.3 billion rights issue for CRH plc.

Fixed income underwriting

Issuance volumes for global debt capital markets increased 37% in first quarter 2009 compared with the same period in 2008, according to Dealogic. UBS saw a 15% decrease in transaction volume, participating in 283 transactions with a total value of USD 58 billion. UBS was ranked twelfth (down from sixth) overall for debt capital markets globally with a market share of 3.5%, down from 5.6% in first quarter 2008. First quarter 2009 revenues were CHF 218 million compared with CHF 171 million in the same period last year. Key UBS transactions for first quarter 2009 included:
–	Joint bookrunner on a USD 2.4 billion multi-tranche bond offering for Eli Lilly, USA, the first transaction UBS has led for Eli Lilly since 2003.
–	Joint bookrunner on a USD 3.0 billion dual tranche bond offering for the Republic of Indonesia, the largest USD bond deal ever out of South East Asia.
–	Joint lead arranger on a USD 22.5 billion bridge financing for Pfizer in support of its bid for Wyeth.

Corporate Center
5 May 2009
Corporate Center

Corporate Center reporting

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.09	31.12.08	31.3.08	4Q08	1Q08

Total operating income	827	(3,250)	4,122		(80)

Personnel expenses	257	161	301	60	(15)

General and administrative expenses	269	421	282	(36)	(5)

Services (to) / from other business units	(464)	(560)	(485)	17	4

Depreciation of property and equipment	145	217	163	(33)	(11)

Amortization of intangible assets	0	0	0

Total operating expenses[1]	206	239	261	(14)	(21)

Performance from continuing operations before tax	621	(3,489)	3,861		(84)

Performance from discontinued operations before tax	11	19	120	(42)	(91)

Performance before tax	631	(3,470)	3,981		(84)

Contribution from private equity

Total operating income	(8)	(12)	31	33

Total operating expenses	0	(2)	55	100	(100)

Operating profit from continuing operations before tax	(8)	(11)	(24)	27	67

Profit from discontinued operations before tax	11	19	120	(42)	(91)

Additional information

BIS risk-weighted assets (CHF billion)	7.4	8.8	14.2	(16)	(48)

Personnel (full-time equivalents)	7,253	7,226	7,118	0	2

Personnel for Operational Corporate Center (full-time equivalents)	1,477	1,513	1,545	(2)	(4)

Personnel for ITI (full-time equivalents)	4,093	4,066	4,290	1	(5)

Personnel for Group Offshoring (full-time equivalents)	1,682	1,646	1,283	2	31

1 Includes expenses for the Company Secretary, Board of Directors and Group Internal Audit.

Corporate Center
5 May 2009

Results: 1Q09 vs 4Q08

The Corporate Center’s pre-tax result from continuing operations increased to a profit of CHF 621 million compared with a loss of CHF 3,489 million. This change is attributable to the inclusion in the prior quarter of a charge of CHF 4,118 million resulting from UBS’s transaction with the Swiss National Bank (SNB) compared with a charge of CHF 302 million in first quarter 2009. The impact of the mandatory convertible notes (MCNs) issued on 9 December 2008 was positive CHF 524 million in first quarter 2009 compared with positive CHF 688 million in fourth quarter 2008, largely due to revaluation of the call component of the MCNs. The call component will be re-valued each quarter and UBS expects to record a corresponding fluctuation in the results of the Corporate Center. This fluctuation is subject to the development and expected volatility of UBS’s share price and will continue until the conversion of the MCNs into UBS shares (at the 27 November 2008 extraordinary general meeting, shareholders approved for this purpose the creation of conditional capital in a maximum amount of 365 million shares). Refer to the “Transaction with the Swiss National Bank” sidebar in UBS’s annual report for 2008 for more information. Furthermore, first quarter 2009 results include a gain of CHF 304 million on the buy back of subordinated debt, partly offset by internal funding-related interest charges.

Operating income

Total operating income increased to positive CHF 827 million from negative CHF 3,250 million, largely driven by the impact from the abovementioned SNB transaction and MCN placements. First quarter operating income also benefited from a gain of CHF 304 million on UBS’s buyback of subordinated debt and higher interest income from the management of non-trading interest rate exposures due to the further decline of short-term interest rates, though these were partly offset by internal funding-related interest charges.

Operating expenses

Total operating expenses decreased 14%, or CHF 33 million, to CHF 206 million. Personnel expenses increased 60% to CHF 257 million compared with fourth quarter 2008 when accruals made in the first nine months of 2008 for performance-based compensation were partly reversed. General and administrative expenses decreased to CHF 269 million from CHF 421 million, mainly because the previous quarter included real estate restructuring provisions and due to reductions in sponsoring and advertising costs as well as consultancy fees. Charges to other businesses decreased by CHF 96 million to CHF 464 million reflecting declined recharges as the prior quarter was impacted by data center restructuring provisions. Depreciation decreased 33% to CHF 145 million; fourth quarter 2008 depreciation expenses were mainly impacted by the abovementioned data center restructuring provisions.

Results: 1Q09 vs 1Q08

The pre-tax profit from continuing operations declined 84% to CHF 621 million from CHF 3,861 million. Total operating income decreased 80% to CHF 827 million, primarily due to the gain recorded in first quarter 2008 in relation to the accounting treatment of the issuance of the MCNs issued on 5 March 2008. Total operating expenses declined 21% to CHF 206 million, mainly due to lower performance-based compensation accruals as well as lower advertising and sponsoring costs.

Personnel

The Corporate Center had 7,253 employees on 31 March 2009, an increase of 27 employees from 31 December 2008 mainly driven by a transfer of 53 personnel into IT Infrastructure from Wealth Management & Swiss Bank and an increase of 36 employees in Group Offshoring. These increases have been partly offset by reductions of 36 personnel in Operational Corporate Center and 26 personnel in IT Infrastructure following cost-saving initiatives.

Risk and treasury management
Management report

Risk management and control
5 May 2009

Risk management and control

Summary of key developments in first quarter 2009

UBS experienced further significant losses on its risk positions. These losses resulted primarily from credit valuation adjustments taken against credit default protection from monoline insurers and credit losses on loan positions which had previously been entered into with the intent to syndicate or distribute. Trading losses were also incurred in the management of counterparty risk in over-the-counter (OTC) derivatives portfolios and in businesses that are either being exited or significantly downsized. Exposures to emerging markets are being significantly reduced with the sale of UBS Pactual announced in April 2009.

Risk reduction, primarily in businesses that have been exited or downsized, will remain a priority for UBS.

Risk concentrations

A concentration of risk exists where: (i) a position or group of positions in financial instruments is affected by changes in the same risk factor or group of correlated factors; and (ii) the exposure could, in the event of a large but plausible adverse development, result in significant losses.

The identification of risk concentrations requires judgment because potential future developments cannot be predicted and may vary from period to period. In determining whether a concentration of risk exists, UBS considers a number of elements, both individually and in the aggregate. These elements include: the shared characteristics of the instruments; the size of the position or group of positions; the sensitivity of the position to changes in risk factors and the volatility and correlations of those factors. Also important in this assessment is the liquidity of the markets in which the instruments are traded and the availability and effectiveness of hedges or other potential risk mitigants. The value of a hedge instrument may not always move in line with the position being hedged, which is referred to as basis risk.
If a risk concentration is identified, it is assessed to determine whether it should be reduced or mitigated, and the available means to do so are also evaluated. Identified risk concentrations are subject to increased monitoring.

Identified risk concentrations

Based on UBS’s assessment of its portfolios and asset classes with potential for material loss in a stress scenario relevant to the current environment, the firm believes the various exposures shown below can be considered risk concentrations according to the above-mentioned definition.

It is possible that material losses could occur on asset classes, positions and hedges other than those disclosed in this section of this report, particularly if the correlations that emerge in a stressed environment differ adversely from those anticipated by UBS.
UBS is exposed to price risk, basis risk, credit spread risk and default risk, other idiosyncratic and correlation risks on both equities and fixed income inventories, and particularly on fixed income inventories relating to businesses that are either being exited or significantly downsized. The firm also has lending, counterparty and country risk exposures that could sustain significant losses if the current economic conditions were to persist or worsen. Refer to the “Market risk”, “Credit risk” and “Operational risk” sections of this report for more information on the risk categories to which UBS is exposed.
UBS has also bought and may continue to buy securities and units of funds that it has sold to clients. Such purchases, especially of illiquid assets such as interests in hedge funds, could create a significant risk exposure for UBS.

Exposure to monoline insurers

The vast majority of UBS’s direct exposure to monoline insurers arises from OTC derivative contracts, mainly credit default swaps (CDSs), purchased to hedge specific positions. On 31 March 2009, the total fair value of CDS protection purchased from monoline insurers against these positions was USD 4.5 billion after cumulative credit valuation adjustments (CVAs) of USD 7.8 billion. Of these totals, USD 2.1 billion represents the fair value of CDSs bought as protection for US RMBS CDOs, after cumulative credit valuation adjustments of USD 4.8 billion.
Exposure under CDS contracts to monoline insurers is calculated as the sum of the fair values of individual CDSs after credit valuation adjustments. This, in turn, depends on the valuation of the instruments against which protection has been bought. A positive fair value, or a valuation gain, on the CDS is recognized if the fair value of the instrument it is intended to hedge decreases. CVA increases are driven by increases in CDS fair value and the widening of monoline credit spreads. Refer to “Note 11 Fair value of financial instruments” in the financial statements of this report for more information on CVA valuation and sensitivities.
Following an announced restructuring by a monoline insurer in first quarter 2009, spreads widened significantly and lower recovery rates were observed in the market.
The table below shows the CDS protection bought from monoline insurers to hedge specific positions. It illustrates the notional amounts of the protection held, the fair value of the underlying instruments and the fair value of the CDS both prior to and after credit valuation adjustments taken for these contracts. The reduction in the aggregate notional amounts between 31 December 2008 and 31 March 2009 reflects the impact of commuting trades with a monoline insurer during the quarter. The net increase in CVA over the period incorporates additional CVA taken of approximately USD 1.7 billion less the elimination of CVA on the commuted trades.
Other than credit protection bought on the positions detailed in the table below, UBS held direct derivative exposure to monolines of USD 339 million after CVAs of USD 443 million.

Exposure to leveraged finance commitments

UBS defines a leveraged finance commitment as a loan commitment that was entered into with the intent to syndicate or distribute and has been assigned an internal credit rating which corresponds with an external corporate credit rating of BB- or worse at the time of reporting. The net exposure to leveraged finance commitments held by UBS was USD 3,260 million at 31 March 2009, of which USD 3,075 million was funded. The net exposure to leveraged finance commitments at 31 December 2008 was USD 4,009 million, of which USD 3,161 million was funded. The decrease in exposure in first quarter 2009 resulted from impairment charges and trading losses of USD 442 million in addition to sales.

Exposure to monoline insurers, by rating1

USD million	31.3.09
			Fair value of CDSs		Fair value of CDSs
			prior to credit	Credit valuation	after credit
		Fair value of	valuation	adjustment as of	valuation
	Notional amount[3]	underlying CDOs[4]	adjustment[5]	31.3.09	adjustment
	Column 1	Column 2	Column 3 (=1–2)	Column 4	Column 5 (= 3–4)

Credit protection on US RMBS CDOs[2]	7,979	1,080	6,899	4,751	2,148

of which: from monolines rated investment grade (BBB and above)	3,999	373	3,626	2,028	1,598

on US sub-prime residential mortgage-backed securities (RMBS) CDOs high grade	3,978	365	3,613	2,020	1,592

on US sub-prime RMBS CDOs mezzanine	0	0	0	0	0

on other US RMBS CDOs	21	8	13	8	6

of which: from monolines rated sub-investment grade (BB and below)	3,980	707	3,273	2,723	550

on US sub-prime residential mortgage-backed securities (RMBS) CDOs high grade	2,227	202	2,025	1,768	257

on US sub-prime RMBS CDOs mezzanine	0	0	0	0	0

on other US RMBS CDOs	1,753	505	1,248	955	294

Credit protection on other assets[2]	12,370	6,895	5,476	3,085	2,390

of which: from monolines rated investment grade (BBB and above)	4,021	2,523	1,499	819	680

of which: from monolines rated sub-investment grade (BB and below)	8,349	4,372	3,977	2,266	1,711

Total 31.3.09	20,350	7,975	12,375	7,836	4,539

Total 31.12.08	21,535	9,204	12,329	6,994	5,335

1 Excludes the benefit of credit protection purchased from unrelated third parties.   2 Categorization based on the lowest insurance financial strength rating assigned by external rating agencies.   3 Represents gross notional amount of credit default swaps (CDSs) purchased as credit protection.   4 Collateralized debt obligations (CDOs).   5 Credit default swaps (CDSs).

Risk management and control
5 May 2009

Exposure to auction rate securities

Auction rate securities held by the Investment Bank

UBS’s inventory of US auction rate securities (ARS) increased from USD 12.8 billion at the end of fourth quarter 2008 to USD 16.6 billion at the end of first quarter 2009 as a result of the repurchase of approximately USD 5.1 billion of client holdings (see below for more information), which was partially offset by redemptions and debt restructuring initiatives by the issuers of ARS and US auction preferred securities (APS). On 31 March 2009, UBS had student loan ARS positions with a carrying value totaling USD 10.9 billion. The majority of the collateral backing student loan ARS is backed by Federal Family Education Loan Program (FFELP) collateral which is reinsured by the US Department of Education for no less than 97% of principal and interest. Approximately 70% of the securities in UBS’s student loan ARS portfolio were backed by FFELP guaranteed collateral. All student loan ARS positions held by UBS are subject to an impairment test which includes a detailed review of the quality of the underlying collateral. UBS did not incur any impairment charges on its inventory of student loan ARS in first quarter 2009. At the end of the first quarter, UBS had US municipal ARS positions totaling USD 1.4 billion and positions in APS of USD 4.4 billion.

Maximum exposure to client auction rate securities

UBS has committed to restore liquidity to client holdings of ARS. This commitment is in line with previously announced agreements in principle with various US regulatory agencies, and the final settlements entered into with the Massachusetts Securities Division, the Securities and Exchange Commission, and the New York Attorney General. The table below shows the maximum repurchase amount at par of ARS required by the regulatory settlements, which would occur over various time periods between 31 October 2008 and 2 July 2012 according to client type and security. The maximum required repurchase amount may decline over time as issuers refinance their debt obligations and UBS works with issuers, industry peers and US government officials on restructuring initiatives and redemption opportunities.

Approximately 89% of the USD 8.7 billion student loan ARS held by clients are backed by FFELP guaranteed collateral. Following the launch of the second buyback period for private clients on 2 January 2009, UBS repurchased approximately USD 3.0 billion of US student loan ARS, USD 1.1 billion of US municipal ARS and USD 1.0 billion of US taxable APS in first quarter 2009.
In first quarter 2009, the inventory of ARS purchased from clients and the client ARS purchase commitment were transferred from Wealth Management Americas to the Investment Bank. From first quarter 2009, any profit or loss impact from this commitment is reported as trading income within the Investment Bank.

Auction rate securities inventory

	Net exposures	Net exposures
USD million	as of 31.3.09	as of 31.12.08

US student loan auction rate securities	10,855	8,362

US municipal auction rate securities	1,359	451

US taxable auction preferred securities	1,461	782

US tax-exempt auction preferred securities	2,892	3,167

Total	16,567	12,763

Client holdings: auction rate securities

			Buyback period
	Par value of	Par value of
	maximum required	maximum required			Holdings of
	purchase as of	purchase as of	Remaining unpurchased		institutional
	31.12.08	31.3.09	holdings of private clients		clients
			31.10.08	2.1.09	30.6.10
USD million			to 4.1.11	to 4.1.11	to 2.7.12

US student loan auction rate securities	11,775	8,735	21	244	8,470

US municipal auction rate securities	2,041	605	43	325	237

US taxable auction preferred securities	1,659	481	71	146	264

US tax-exempt auction preferred securities	64	36	36	–	–

Total	15,539	9,857	171	715	8,971

Risk categories
5 May 2009

Risk categories

Credit risk

Credit risk is the risk of loss resulting from the failure of a client or counterparty to meet its contractual obligations. It arises on traditional banking products, such as loans and commitments, as well as derivatives and similar transactions. A form of credit risk also arises on securities and other obligations in tradable form when expectations about their probability of default change, affecting their fair value. Where these instruments are held in connection with a trading activity, UBS views the risk as a market risk.

Credit loss expenses

UBS recorded a credit loss expense of CHF 1,135 million in first quarter 2009, compared with 2,310 million in fourth quarter 2008.
In the Investment Bank, credit loss expenses in first quarter 2009 were CHF 1,017 million, of which CHF 828 million related to loan positions which were entered into with the intent to syndicate or distribute but where the syndication or distribution markets became illiquid. CHF 742 million of these credit loss expenses related to four loan positions. In fourth quarter 2008, credit loss expenses were CHF 1,939 million, of which CHF 1,329 million related to reclassified positions.
Wealth Management & Swiss Bank reported credit loss expenses of CHF 119 million in first quarter 2009, approximately one-third of which was due to forced liquidations of collateral held against lombard loans and the remaining two-thirds resulted from a rise in credit losses from exposures to small and medium-sized companies. This compared with CHF 354 million in the prior quarter.

Gross lending portfolio and impairments

UBS’s gross lending portfolio was CHF 405 billion on 31 March 2009, down from CHF 408 billion on 31 December 2008.
The gross lending portfolio in the Investment Bank was CHF 176 billion at the end of first quarter 2009, up from CHF 169 billion on 31 December 2008, mainly due to the transfer of approximately CHF 10 billion of US auction rate securities positions from Wealth Management Americas to the Investment Bank. The Investment Bank held CHF 3.6 billion of commercial real estate positions and CHF 7.3 billion of monoline protected assets in its lending portfolio following their reclassification from “Held-for-trading” to “Loans and receivables” in fourth quarter 2008. The exposures related to monoline protected assets are included in the respective asset class disclosure in the “Risk concentrations” section of this report.
In Wealth Management & Swiss Bank, the gross lending portfolio was CHF 206 billion on 31 March 2009, compared with CHF 212 billion at the previous quarter-end, as client deleveraging continued in the lombard lending business.
UBS actively manages the credit risk in its portfolios by taking collateral against exposures and utilizing credit hedging with the aim of reducing concentrations in individual names, sectors and specific portfolios.
The level of the gross impaired lending portfolio of UBS was CHF 13.5 billion at the end of first quarter 2009, an increase compared with CHF 9.1 billion at the prior quarter end. The ratio of the impaired lending portfolio to total gross lending portfolio increased to 3.3% on 31 March 2009, up from 2.2% on 31 December 2008. Excluding the impact of impairments on assets that were reclassified in fourth quarter 2008, the ratio would have increased to 1.7% from 1.2%.
The Investment Bank’s gross impaired lending portfolio increased significantly to CHF 11.0 billion at the end of first quarter 2009 from CHF 6.1 billion at the prior quarter end. CHF 2.7 billion of this resulted from approximately CHF 60 million of aggregate credit loss expense provisions primarily being taken against asset-backed securities that had been reclassified in fourth quarter 2008, which resulted in those assets

Credit loss (expense) / recovery

	Quarter ended			% change from
CHF million	31.3.09	31.12.08	31.3.08	4Q08	1Q08

Wealth Management & Swiss Bank	(119)	(354)	(3)	(66)

Wealth Management Americas	1	(16)	0

Investment Bank	(452)	(610)	(308)	(26)	47

Investment Bank – credit losses from reclassified financial instruments	(565)	(1,329)	0	(57)

UBS	(1,135)	(2,310)	(311)	(51)	265

Risk categories
5 May 2009

being designated as impaired in first quarter 2009. A further CHF 2.2 billion increase in impaired assets related to asset-backed security warehouse financings and leveraged finance commitments which had not been successfully distributed. The credit quality of the Investment Bank lending portfolio is expected to be negatively impacted by further impairments and credit losses in the coming quarters as a result of the economic downturn and continued weaknesses in credit markets.

The gross impaired lending portfolio of Wealth Management & Swiss Bank decreased 16.1% in first quarter 2009 compared with the sharp increase experienced in fourth quarter 2008. Although the overall credit quality of the portfolio remained stable over the period, further impairments and credit losses are expected over the coming quarters as a consequence of the depressed economic environment in Switzerland.

Allowances and provisions for credit losses

	Wealth Management		Wealth Management
CHF million	& Swiss Bank		Americas		Investment Bank		Others[1]		UBS
As of	31.3.09	31.12.08	31.3.09	31.12.08	31.3.09	31.12.08	31.3.09	31.12.08	31.3.09	31.12.08

Due from banks	3,910	5,510	1,796	1,096	50,452	57,485	301	382	56,459	64,473

Loans	201,945	206,704	20,935	23,981	125,121	111,798	255	730	348,255	343,213

of which: related to reclassified assets					27,244	25,553			27,244	25,553

Total lending portfolio, gross[2]	205,855	212,214	22,731	25,077	175,573	169,282	556	1,113	404,714	407,685

Allowances for credit losses	(1,257)	(1,169)	(24)	(25)	(2,865)	(1,733)	0	0	(4,146)	(2,927)

of which: related to reclassified assets					(1,979)	(1,329)			(1,979)	(1,329)

Total lending portfolio, net	204,598	211,044	22,707	25,052	172,708	167,550	556	1,113	400,568	404,758

Impaired lending portfolio, gross	2,482	2,959	29	39	10,978	6,147	0	0	13,489	9,145

of which: related to reclassified assets					7,215	4,702			7,215	4,702

Estimated liquidation proceeds of collateral for impaired loans	(959)	(1,576)	(3)	(18)	(6,278)	(2,336)	0	0	(7,240)	(3,930)

of which: related to reclassified assets					(4,380)	(1,461)			(4,380)	(1,461)

Impaired lending portfolio, net of collateral	1,523	1,383	26	21	4,700	3,811	0	0	6,249	5,215

Allocated allowances for impaired lending portfolio	1,225	1,146	24	25	2,865	1,733	0	0	4,114	2,904

Other allowances for lending portfolio	32	23	0	0	0	0	0	0	32	24

Total allowances for credit losses in lending portfolio	1,257	1,169	24	25	2,865	1,733	0	0	4,146	2,927

Allowances and provisions for credit losses outside of lending portfolio	34	24	0	0	50	119	0	0	84	143

Ratios

Allowances for lending portfolio as a % of total lending portfolio, gross	0.6	0.6	0.1	0.1	1.6	1.0	0.0	0.0	1.0	0.7

Impaired lending portfolio as a % of total lending portfolio, gross	1.2	1.4	0.1	0.2	6.3	3.6	0.0	0.0	3.3	2.2

Impaired lending portfolio excluding reclassified assets as a % of total lending portfolio, gross excluding reclassified assets					2.5	1.0			1.7	1.2

Allocated allowances as a % of impaired lending portfolio, gross	49.4	38.7	82.8	64.1	26.1	28.2	0.0	0.0	30.5	31.8

Allocated allowances as a % of impaired lending portfolio, net of collateral	80.4	82.9	92.3	119.0	61.0	45.5	0.0	0.0	65.8	55.7

1 Includes Global Asset Management and the Corporate Center.    2 Excludes loans designated at fair value.

Update on BlackRock fund

As reported in second quarter 2008, UBS sold a portfolio of US RMBS for proceeds of USD 15 billion to the RMBS Opportunities Master Fund, LP (the “RMBS fund”), a special purpose entity managed by BlackRock, Inc. The RMBS fund was capitalized with approximately USD 3.75 billion in equity raised by BlackRock from third-party investors and an eight-year amortizing USD 11.25 billion senior secured loan provided by UBS. Refer to the “Sale of US real estate-related assets to BlackRock fund” sidebar in UBS’s financial report for second quarter 2008 for more information on this transaction.

Since its inception, the RMBS fund has amortized the loan through monthly payments which have slowed moderately. As at 31 March 2009, the loan had a balance outstanding of USD

8.6 billion. The RMBS fund is not consolidated in UBS’s financial statements. UBS continues to monitor the development of the RMBS fund’s performance and will reassess the consolidation status if deterioration of the underlying mortgage pools related to the RMBS indicates that UBS may not fully recover the loan granted to the RMBS fund.

Risk categories
5 May 2009

Market risk

Market risk is the risk of loss resulting from changes in market variables of two broad types: general market risk factors and idiosyncratic components. General market risk factors include interest rates, exchange rates, equity market indices, commodity prices and general credit spreads. Idiosyncratic components are specific to individual companies and affect the values of their securities and other obligations in tradable form, as well as derivatives referenced to those companies.

Most of UBS’s market risk comes from the Investment Bank’s trading activities. Group Treasury, part of the Corporate Center, assumes foreign exchange and interest rate risk in connection with its balance sheet, profit and loss, and capital management responsibilities. The wealth and asset management operations of UBS take limited market risk in support of client business.

Value at Risk

Value at Risk (VaR) is a statistical measure of market risk, representing a loss greater in absolute value than market risk losses realized over a set time period at an established probability. This assumes no change in the firm’s trading positions. The tables on the next page show this statistic calibrated to a 10-day horizon and a 99% probability, using five years of historical data. For UBS and the Investment Bank the tables also show VaR for a 1-day horizon and a 99% probability, using five years of historical data.
For a variety of reasons, the actual realized market risk loss experience may differ from that implied by the VaR measures of the firm. For example, the historical period used in creating the VaR measure had fluctuations in market rates and prices that may differ from those in the future; the firm’s intra-period trading may mute or accentuate the losses; and the revenue consequences of a market move may differ from those implicitly assumed by the VaR model. All VaR measures are subject to these limitations to some extent and must be interpreted accordingly. UBS continues to review the performance of its VaR implementation and will continue to enhance its VaR model in order to more accurately capture the relationships between the market risks associated with certain positions, as well as the revenue impact of large market movements for some trading positions.

As an essential complement to VaR, UBS runs macro stress scenarios bringing together various combinations of market moves to reflect the most common types of potential stress events, and more targeted stress tests for concentrated exposures and vulnerable portfolios.
The Investment Bank’s internal management average VaR decreased from CHF 341 million in fourth quarter 2008 to CHF 328 million in first quarter 2009. Internal management VaR is dominated by exposures to credit spread risk, which is principally attributable to the management of counterparty risk in the OTC derivatives portfolios as well as risks in businesses that are being exited or significantly downsized. The risks embedded in these businesses have dictated that UBS must be circumspect in assigning risk capacity to other businesses. Risks in the equity, foreign exchange and rates businesses have been relatively low compared with historical levels.
Investment bank regulatory VaR ended the quarter at CHF 403 million, down from CHF 485 million at the prior period end. Average Investment Bank regulatory VaR in the period was CHF 433 million, which was only slightly down from CHF 438 million in fourth quarter 2008. The main difference between regulatory VaR and internal management VaR in the period was the treatment of credit valuation adjustments (the estimated market value of protection required to hedge credit risk from counterparties in UBS’s over-the-counter derivatives portfolio), which is excluded from regulatory VaR.
Regulatory and internal management VaR for UBS as a whole followed a similar pattern to the Investment Bank.

UBS: Value at Risk (10-day, 99% confidence, five years of historical data)
	Quarter ended 31.3.09								Quarter ended 31.12.08
CHF million	Min.		Max.		Average		31.3.09		Min.		Max.		Average		31.12.08

Business divisions

Investment Bank	328		541		433		403		301		547		438		485

Wealth Management & Swiss Bank / WM Americas	15		18		17		16		3		17		11		16

Global Asset Management	0		7		2		1		1		7		4		6

Corporate Center	3		64		14		18		4		80		33		10

Diversification effect		[1]		[1]	(41)		(35)			[1]		[1]	(52)		(25)

Total regulatory VaR	319		545		426		403		296		552		433		492

Diversification effect (%)					(9%	)	(8%	)					(11%	)	(5%	)

Management VaR[2]	237		473		325		262		247		521		354		459

1 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.  2 Includes all positions subject to internal management VaR limits.

Investment Bank: Value at Risk (10-day, 99% confidence, five years of historical data)
	Quarter ended 31.3.09								Quarter ended 31.12.08
CHF million	Min.		Max.		Average		31.3.09		Min.		Max.		Average		31.12.08

Risk type

Equities	55		109		77		60		82		157		122		117

Interest rates (including credit spreads)	363		552		436		414		309		609		488		544

Foreign exchange	19		46		30		31		19		43		28		30

Energy, metals and commodities	14		25		19		17		14		28		20		22

Diversification effect		[1]		[1]	(129)		(120)			[1]		[1]	(220)		(229)

Total regulatory VaR	328		541		433		403		301		547		438		485

Diversification effect (%)					(23%	)	(23%	)					(33%	)	(32%	)

Management VaR[2]	238		454		328		261		239		499		341		424

1 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.  2 Includes all positions subject to internal management VaR limits.

UBS: Value at Risk (1-day, 99% confidence, five years of historical data)[1]
		Quarter ended 31.3.09				Quarter ended 31.12.08
CHF million		Min.	Max.	Average	31.3.09	Min.	Max.	Average	31.12.08

Investment Bank	Regulatory VaR[2]	111	167	132	135	101	193	140	162

	Management VaR[3]	84	159	104	102	101	167	133	160

UBS	Regulatory VaR[2]	112	170	133	128	105	195	141	163

	Management VaR[3]	86	166	107	98	103	169	133	159

1 10-day and 1-day Value at Risk (VaR) results are separately calculated from underlying positions and historical market moves. They cannot be inferred from each other.   2 Backtesting is based on regulatory capital VaR.   3 Includes all positions subject to internal management VaR limits.

Risk categories
5 May 2009

Backtesting

“Backtesting” compares 1-day regulatory VaR calculated on positions at the close of each business day with the revenues arising on those positions on the following business day. These “backtesting revenues” exclude non-trading revenues, such as fees and commissions, and estimated revenues from intraday trading. A “backtesting exception” occurs when backtesting revenues are negative and the absolute value of those revenues is greater than the previous day’s VaR.
UBS experienced two backtesting exceptions in first quarter 2009, down from 25 in the previous period. This was a result of improvements in risk representation in the VaR

Investment Bank: backtesting revenues1 distribution
1 Backtesting revenues exclude non-trading revenues, such as commissions and fees, and revenues from intraday trading.
model as well as an update to the historical time series which captured the significantly increased market volatility experienced in the second half of the fourth quarter. UBS will continue to work to improve its VaR model to better capture all relevant risks in its trading portfolio.
In the first histogram below, daily backtesting revenues are shown for the 12 months to 31 March 2009. In the second histogram, the daily backtesting revenues are compared with the corresponding VaR over the same 12-month period for days when the backtesting revenues were negative. A positive result in this histogram represents a loss less than VaR, while a negative result represents a loss greater than VaR and therefore a backtesting exception.

Investment Bank: analysis of negative
backtesting revenues1

1 Backtesting revenues exclude non-trading revenues, such as commissions and fees, and revenues from intraday trading. Analysis for loss day only.

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external causes, whether deliberate, accidental or natural. Operational risks are monitored and, to the extent possible, controlled and mitigated.

UBS recognizes that it cannot eliminate all operational risks and, even where possible, it may not always be cost-effective to do so.
Many potential causes of loss are identified before the probability, timing or amounts of future costs are known with certainty. International Financial Reporting Standards (IFRS)
require UBS to make provisions for present obligations due to past events, based on a best estimate of the liability, when it is probable that a payment will be required and where the amount can be reliably estimated, even if the amount to be paid has not been determined yet. This requires an exercise of judgment. Once UBS is able to quantify any potential operational risk with a reasonable degree of accuracy, the corresponding provision is revised up or down.
UBS is also required to hold capital against operational risk, which is converted into a risk-weighted asset (RWA) equivalent. For more information on the development of RWA for operational risk, refer to the “Capital management” section of this report.

Risk categories
5 May 2009

Liquidity management

UBS defines liquidity as the ability to meet obligations as they come due and to provide funds for increases in assets without incurring unacceptable costs.

Market liquidity overview: first quarter 2009

During first quarter 2009, global financial markets showed some signs of improvement following the extreme levels of stress that had been seen during the last quarter of 2008, which at one stage had culminated in a near-paralysis of credit markets. Nevertheless, market liquidity remained fragile throughout most of first quarter 2009. While market conditions for wholesale funding initially improved in the first half of January, soon thereafter the general situation deteriorated once more following a series of disappointing earnings releases across the financial sector and as weak economic data indicated a broader deterioration of the global economy. This kept the banking and wider financial sector under considerable pressure. Credit spreads of high-quality corporate bonds remained at historically high levels and some of the highest-rated sovereigns suffered downgrades of their credit ratings. Although the public term-debt markets also saw some improvement, with the sporadic issuance of new senior unsecured bonds, the supply of new issuances throughout first quarter remained dominated by government-guaranteed bonds across various countries and currencies. With the continued financial market fragility compounding a broader deterioration of the economies around the globe, many governments maintained their efforts to reinforce their financial systems with the continued provision of extraordinary liquidity facilities and announced new major stimulus packages to support their economies.

Liquidity

UBS continuously tracks its liquidity position and asset / liability profile. This involves monitoring its contractual and behavioral maturity profiles, projecting and modeling its liquidity exposures under various stress scenarios and monitoring its secured funding capacity. The results are then factored into the overall contingency plans of UBS. The underlying assumptions in the analysis encompass the characteristics that have emerged in the present market turmoil, such as continued risk aversion and dislocation in terms of money markets and market liquidity being limited to a very narrow range of asset classes. Despite the severity of the current market crisis, the assumptions incorporated into UBS’s current stressed scenario analysis exceed the conditions that have thus far been experienced.

UBS has sought to preserve a prudent liquidity and funding profile and a balanced asset / liability profile throughout the current financial crisis. This has been possible due to the broad diversity of UBS’s funding sources, its contingency planning processes and its global scope. UBS has also continued to maintain its substantial multi-currency portfolio of unencumbered high-quality short-term assets. During March and early April 2009, the completion of the transfer of positions to the SNB StabFund reduced UBS’s funding requirement by approximately USD 14 billion.
While UBS, like many other major financial institutions, has experienced decreased access to wholesale term funding and a drop in client deposits during the current crisis, this has been counterbalanced by UBS’s continued deliberate balance sheet reductions – mostly in the Investment Bank – which have reduced UBS’s overall funding needs and helped generate liquidity through asset reductions.

Funding profile

UBS continues to maintain a portfolio of liabilities that is broadly diversified by market, product and currency. The vast product offerings and global scope of the firm’s business activities are the primary reasons for its funding stability to date.

UBS’s wealth management businesses continue to be valuable, cost-efficient and reliable sources of funding. These businesses contributed CHF 343 billion, or 74%, of the CHF 466 billion total customer deposits shown in the UBS asset funding diagram on the next page (as “Due to customers”). Compared with the CHF 344 billion of net loans as of 31 March 2009, customer deposits provided 136% coverage (compared with 140% on 31 December 2008). In terms of secured funding, i.e. repurchase agreements and securities lent against cash collateral received, UBS borrows less cash on a collateralized basis than it lends, leading to a surplus of net securities sourced (and rehypothecable) – shown as the CHF 212 billion cash-equivalent surplus in the diagram on the next page. Furthermore, funding is provided through numerous short-, medium- and long-term funding programs in Europe, the US and Asia, which provide specialized investments to institutional and private clients.
UBS did not issue any public debt during first quarter 2009. However, no such outstanding debt matured during this period. UBS continued to raise medium- and long-term funding globally through private placements. Additionally, during the last few months, UBS has borrowed more than CHF 4 billion in new medium- to long-term funds via the Mortgage Bond Bank of the Swiss Mortgage Institutions by

UBS asset funding

pledging high-quality Swiss residential mortgages. The continued balance sheet reductions have contributed to a reduction in UBS’s overall long-term funding needs. UBS’s long-term debt (including financial liabilities at fair value) stood at CHF 183 billion at 31 March 2009, a decline of CHF

4 billion including the repurchase of over CHF 0.8 billion lower tier 2 debt in a public tender.
The overall composition of UBS’s funding sources, as illustrated in the graphs below, has remained stable. These sources amount to CHF 995 billion on the balance sheet comprising repurchase agreements, securities lending against cash collateral received, due from banks, money market paper issues, due to customers and long-term debt (including financial liabilities at fair value). At the end of first quarter 2009, the proportion of UBS’s funding from time and demand deposits was 30%, down from 31% at the end of the fourth quarter. Long-term debt (including financial liabilities designated at fair value) accounted for 19% of its funding sources, the same as in fourth quarter, while the proportion of money market paper grew from 11% to 12%. Compared with prior quarter-end, the proportion of funding from fiduciary deposits remained constant, at 6%, as did the relative share of short-term inter-bank borrowing, at 12%. The proportion of funding raised on a secured basis, primarily through repurchase agreements (and to a lesser extent through cash collateral received for securities lent), decreased to 10% from 11% during the first quarter primarily due to continued asset reductions.

UBS: funding by product type

UBS: funding by currency

Capital management
5 May 2009

Capital management

Capital ratios

On 31 March 2009, UBS’s BIS tier 1 capital ratio stood at 10.5% and its BIS total capital ratio was 14.7%, down from 11.0% and 15.0%, respectively, on 31 December 2008. During the first quarter, risk-weighted assets (RWA) decreased 8.1% to CHF 277.7 billion, the BIS tier 1 capital declined by CHF 3.9 billion to CHF 29.2 billion, and the BIS total capital decreased by CHF 4.4 billion to CHF 41.0 billion.

Taking into account the effects from the announced sale of UBS Pactual, which is expected to close in mid-2009, BIS tier 1 capital would increase approximately CHF 1 billion and risk-weighted assets would be CHF 3 billion lower, resulting in a pro forma BIS tier 1 capital ratio of 11.0%. Refer to the “Recent developments” section of this report and “Note 18 Post-balance sheet events” in the financial statements of this report for more information about this transaction.

Capital requirements

To facilitate comparability, UBS determines published RWA according to the Basel II Capital Accord (BIS guidelines). The calculation of UBS’s regulatory capital requirement is based on the regulations of the Swiss Financial Market Supervisory Authority (FINMA), leading to higher RWA.

Total RWA decreased to CHF 277.7 billion on 31 March 2009 from CHF 302.3 billion on 31 December 2008. Figures by component for first quarter 2009 are as follows:

Credit risk

RWA for credit risk dropped to CHF 195.4 billion on 31 March 2009 from CHF 222.6 billion on 31 December 2008. The reduction primarily related to reductions in credit exposures, the positive effects of extended application of the advanced internal ratings-based approach in subsidiaries and improved recognition of mitigating effects from credit default swaps. Refer to the “Risk categories” section of this report for more information about credit risk.

Non-counterparty-related assets

RWA for non-counterparty-related assets increased by CHF 0.2 billion to CHF 7.6 billion on 31 March 2009.

Market risk

RWA for market risk increased slightly to CHF 28.2 billion on 31 March 2009, remaining broadly unchanged from the prior quarter end. Refer to the “Risk categories” section of this report for more information about market risk.

Operational risk

The Basel II capital requirement for operational risk amounted to RWA of CHF 46.5 billion on 31 March 2009, up from CHF 44.7 billion on 31 December 2008. This primarily reflected the recognition of the US cross-border case within the historical loss component of UBS’s advanced measurement approach under Basel II. Refer to the “Risk categories” section of this report for more information about operational risk.

Eligible capital

In order to determine eligible tier 1 and total capital, specific adjustments must be made to equity attributable to UBS shareholders as defined by International Financial Reporting Standards (IFRS) and shown on UBS’s balance sheet. The

Capital adequacy
CHF million, except where indicated	31.3.09	31.12.08

BIS tier 1 capital	29,240	33,154

of which: hybrid tier 1 capital	7,669	7,393

BIS total capital	40,950	45,367

BIS tier 1 ratio (%)	10.5	11.0

BIS total ratio (%)	14.7	15.0

BIS risk-weighted assets	277,665	302,273

of which: credit risk[1]	195,410	222,563

of which: non-counterparty related risk	7,610	7,411

of which: market risk	28,194	27,614

of which: operational risk	46,452	44,685

1 Includes securitization exposures and equity exposures not part of the trading book and capital requirements for failed trades.

most notable adjustments are the deductions for goodwill, intangible assets, investments in unconsolidated entities engaged in banking and financial activities and own credit effects on liabilities designated at fair value. There is no difference in eligible capital between the BIS guidelines and FINMA regulations.

In first quarter 2009, UBS launched a public tender offer for four series of subordinated tier 2 bonds. The buyback of the CHF 846 million principal amount of subordinated bonds for a total consideration of CHF 539 million resulted in a gain of CHF 304 million and improved the tier 1 ratio by 0.1 percentage points.

Tier 1 capital

Tier 1 capital declined to CHF 29.2 billion on 31 March 2009 from CHF 33.2 billion on 31 December 2008. This change was primarily due to first quarter losses attributable to UBS shareholders under IFRS of CHF 2.0 billion, adjusted for capital purposes to exclude the effect of CHF 0.6 billion for gains on own credit, and CHF 1.1 billion reductions of capital related to own shares.

Tier 2 capital

UBS accounts for CHF 1.0 billion of additional upper tier 2 capital, mainly from general provisions in excess of expected losses. Lower tier 2 capital consists of subordinated long-term debt issued in various currencies and with different maturities. In the first quarter, lower tier 2 capital decreased by CHF 0.4 billion to CHF 11.9 billion on 31 March 2009, as the effects from the buyback of subordinated bonds as mentioned above were partly offset by foreign exchange movements against the Swiss franc.

UBS share count

Total UBS shares issued on 31 March 2009 were 2,932,580,549, unchanged from year-end 2008. As of 31 March 2009, UBS had two outstanding MCNs – one in the face amount of CHF 13 billion and the other CHF 6 billion. Upon their conversion, these MCNs are expected to lead to the issuance of 270,438,942 and a maximum of 329,447,681 new shares out of conditional capital respectively (refer to “Note 8 Earnings per share [EPS] and shares outstanding” in the financial statements of this report for more information). A further 150,094,711 new shares, to be issued out of conditional capital, were available on 31 March 2009 in order to settle employee options at exercise.
At the annual general meeting held on 15 April 2009, UBS’s shareholders approved the creation of conditional capital related to UBS’s transaction with the Swiss National Bank (SNB). As a result the share capital may be increased by a maximum of CHF 10 million and the number of issued shares by a maximum of 100 million. Shareholders also approved the creation of authorized capital. This permits the BoD to increase the outstanding share capital by a maximum of 10% no later than 15 April 2011.

Treasury shares

UBS shares are held primarily to hedge employee share and option participation plans. A smaller number are held by the Investment Bank in its capacity as a market-maker in UBS shares and related derivatives. The total number of UBS shares held as treasury shares on 31 March 2009 was 55,076,337, a reduction of 6,826,784 shares from 31 De-

Capital components
CHF million	31.3.09	31.12.08

Core capital prior to deductions	44,236	48,758

of which: paid-in share capital	293	293

of which: share premium, retained earnings, currency translation differences and other elements	36,274	41,072

of which: non-innovative capital instruments	1,851	1,810

of which: innovative capital instruments	5,818	5,583

Less: treasury shares / deduction for own shares [1,2]	(831)	(1,488)

Less: goodwill & intangible assets	(13,055)	(12,950)

Less: other deduction items[3]	(1,109)	(1,167)

BIS tier 1 capital	29,240	33,154

Upper tier 2 capital	969	1,090

Lower tier 2 capital	11,851	12,290

Less: other deduction items[3]	(1,109)	(1,167)

BIS total capital	40,950	45,367

1 Consists of: i) net long position in own shares held for trading purposes; ii) own shares bought for cancellation (second trading line) and for unvested or upcoming share awards; iii) other treasury share positions net of delta-weighted obligations out of employee stock options granted prior to August 2006.   2 Netting of own shares with share-based payment obligations is subject to a grandfathering agreement with the Swiss Financial Market Supervisory Authority (FINMA).   3 Positions to be deducted as 50% from tier 1 and 50% from total capital mainly consist of: net long position of non-consolidated participations in the finance sector; expected loss less provisions (if positive, for AIRB); expected loss for equities (simple risk weight method); first loss positions from securitization exposures.

Capital management
5 May 2009

cember 2008. The decrease reflects a reduction of shares held as hedges against delivery obligations from employee participation plans, as well as changes in the holding of shares by the Investment Bank.

Equity attribution

UBS’s equity attribution framework aims to reflect the firm’s overarching objectives of maintaining a strong capital base and guiding each business towards activities with the best balance between profit potential, risk and capital usage. The design of the framework enables UBS to calculate and assess return on attributed equity (RoaE) in each of its businesses and integrates Group-wide capital management activities with those at business division levels.
In first quarter 2009, the attributed equity for Wealth Management & Swiss Bank, Wealth Management Americas and Global Asset Management was unchanged from average fourth quarter 2008 levels. The amount of equity attributed to the Investment Bank increased by CHF 2 billion, reflecting the new capital standards introduced by FINMA in late 2008.
The table below shows that a total of CHF 49.0 billion of average equity was attributed to UBS’s operating businesses (Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and the Investment Bank) in first quarter 2009. Equity attributable to UBS shareholders averaged CHF 31.9 billion during this period, this resulted in a deficit of CHF 17.1 billion in the Corporate Center.
Equity attributable to UBS shareholders includes the CHF 13 billion nominal value of the MCNs issued in March 2008. However, the CHF 6 billion nominal value of the MCNs issued in December 2008 will only be included in this figure when the notes are converted or if certain other conditions are met making its inclusion appropriate.
The Corporate Center continues to transfer interest income earned from managing UBS’s consolidated capital back to each business division. Refer to the respective sections of this report for further information regarding the impact of interest income on the operating income of the business divisions. RoaE for the individual business divisions is disclosed in the respective sections of this report.

Average attributed equity
CHF billion	1Q09	4Q08	1Q08

Wealth Management & Swiss Bank	9.0	9.0	10.0

Wealth Management Americas	9.0	9.0	7.0

Global Asset Management	3.0	3.0	3.0

Investment Bank	28.0	26.0	28.0

Corporate Center	(17.1)	(7.5)	(20.5)

Equity attributable to UBS shareholders	31.9	39.5	27.5

FINMA leverage ratio

As disclosed in UBS’s fourth quarter financial report, FINMA introduced a minimum leverage ratio and thereby defined the minimum amount of BIS tier 1 capital required at each month-end compared to the average balance sheet size for the previous three month-ends. FINMA requires a minimum leverage ratio of 3% at Group level and expects that, in normal times, the ratio will be well above this. The FINMA leverage ratio will be progressively implemented until it is fully applicable on 1 January 2013.

On 31 March 2009, UBS’s FINMA leverage ratio stood at 2.56%, improved from 2.46% on 31 December 2008. During the first quarter, average adjusted assets prior to deductions decreased by CHF 204.5 billion, or 15.2%, to CHF 1,142.0 billion as a result of UBS’s continued efforts to reduce its balance sheet size. However, the reduction in average adjusted assets was almost offset by the 11.8% drop in BIS tier 1 capital (as discussed earlier within this section).
The table below shows the calculation of the FINMA consolidated leverage ratio as of 31 March 2009.

FINMA adjusted assets for leverage ratio calculation
CHF billion, except where indicated	Average 1Q09	Average 4Q08

Total assets (IFRS) prior to deductions	1,999.3	2,211.7

Less: difference between IFRS and Swiss GAAP positive replacement values	(640.7)[1]	(653.4)

Less: loans to Swiss clients (excluding banks)	(163.6)	(165.0)

Less: cash and balances with central banks	(36.9)	(26.9)

Less: other[2]	(16.1)	(20.1)

Total adjusted assets	1,142.0	1,346.5

FINMA consolidated leverage ratio (%)	2.56	2.46

1 Represents average netting difference including cash collateral netting for the quarter. Netting difference per 31 March 2009 (excluding cash collateral netting) is disclosed in the “Derivative instruments” table in the “Off-balance sheet” section of this report.   2 Refer to the “Capital components” table for more information on deductions of assets from BIS tier 1 capital.

UBS registered shares
5 May 2009

UBS registered shares

UBS share price chart vs DJ Banks Titans Index

UBS shares and market capitalization
	As of			% change from
	31.03.09	31.12.08	31.03.08	31.12.08	31.03.08

Share price (CHF)[1]	10.70	14.84	28.86	(28)	(63)

Market capitalization (CHF million)[2]	31,379	43,519	59,843	(28)	(48)

Source: Bloomberg

1 Historical share price adjusted for the 2008 rights issue and stock dividend.   2 Market capitalization calculated based on the total UBS ordinary shares issued times the UBS share price at period end. The total UBS ordinary shares do not reflect the 270.4 million UBS shares and the maximum of 329.4 million UBS shares to be issued through the conversion of mandatory convertible notes in the future. Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the financial statements of this report for details on shares outstanding for EPS.

UBS ordinary shares are registered shares with a par value of CHF 0.10 per share. They are issued in the form of Global Registered Shares (GRS). A GRS is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across applicable borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. The shares are listed on the SIX Swiss Exchange, the New York Stock Exchange and the Tokyo Stock Exchange.
Ticker symbols
Trading exchange	Bloomberg	Reuters

SIX Swiss Exchange	UBSN VX	UBSN.VX

New York Stock Exchange	UBS US	UBS.N

Tokyo Stock Exchange	8657 JP	8657.T

Security identification codes

ISIN		CH0024899483

Valoren		2.489.948

Cusip		CINS H89231 33 8

Financial information

            (unaudited)

Financial statements
5 May 2009

Financial statements

Income statement (unaudited)

		For the quarter ended			% change from
CHF million, except per share data	Note	31.3.09	31.12.08	31.3.08	4Q08	1Q08

Continuing operations

Interest income	3	7,645	11,534	20,222	(34)	(62)

Interest expense	3	(5,746)	(9,879)	(18,543)	(42)	(69)

Net interest income	3	1,899	1,655	1,679	15	13

Credit loss (expense)/recovery		(1,135)	(2,310)	(311)	(51)	265

Net interest income after credit loss expense		764	(655)	1,368		(44)

Net fee and commission income	4	4,241	4,784	6,215	(11)	(32)

Net trading income	3	(630)	(9,132)	(11,626)	93	95

Other income	5	595	306	9	94

Total operating income		4,970	(4,696)	(4,034)

Personnel expenses	6	3,963	2,378	5,274	67	(25)

General and administrative expenses	7	1,635	3,723	2,243	(56)	(27)

Depreciation of property and equipment		253	395	281	(36)	(10)

Impairment of goodwill		631	0	0

Amortization of intangible assets		45	66	49	(32)	(8)

Total operating expenses		6,528	6,562	7,847	(1)	(17)

Operating profit from continuing operations before tax		(1,558)	(11,258)	(11,881)	86	87

Tax expense		294	(1,798)	(297)

Net profit from continuing operations		(1,852)	(9,460)	(11,584)	80	84

Discontinued operations

Profit from discontinued operations before tax		11	19	120	(42)	(91)

Tax expense		0	0	0

Net profit from discontinued operations		11	19	120	(42)	(91)

Net profit		(1,842)	(9,441)	(11,464)	80	84

Net profit attributable to minority interests		133	123	153	8	(13)

from continuing operations		128	123	107	4	20

from discontinued operations		5	0	46		(89)

Net profit attributable to UBS shareholders		(1,975)	(9,563)	(11,617)	79	83

from continuing operations		(1,980)	(9,582)	(11,691)	79	83

from discontinued operations		5	19	74	(74)	(93)

Earnings per share

Basic earnings per share (CHF)	8	(0.57)	(3.02)	(5.26)	81	89

from continuing operations		(0.57)	(3.02)	(5.29)	81	89

from discontinued operations		0.00	0.01	0.03	(100)	(100)

Diluted earnings per share (CHF)	8	(0.57)	(3.02)	(5.27)	81	89

from continuing operations		(0.57)	(3.02)	(5.30)	81	89

from discontinued operations		0.00	0.01	0.03	(100)	(100)

Balance sheet (unaudited)

			% change from

CHF million	31.3.09	31.12.08	31.12.08

Assets

Cash and balances with central banks	39,005	32,744	19

Due from banks	56,434	64,451	(12)

Cash collateral on securities borrowed	109,805	122,897	(11)

Reverse repurchase agreements	205,574	224,648	(8)

Trading portfolio assets	246,980	271,838	(9)

Trading portfolio assets pledged as collateral	42,300	40,216	5

Positive replacement values	753,618	854,100	(12)

Financial assets designated at fair value	12,615	12,882	(2)

Loans	344,134	340,308	1

Financial investments available-for-sale	5,098	5,248	(3)

Accrued income and prepaid expenses	6,916	6,141	13

Investments in associates	907	892	2

Property and equipment	6,809	6,706	2

Goodwill and intangible assets	13,040	12,935	1

Deferred tax assets	8,933	8,880	1

Other assets	9,157	9,931	(8)

Total assets	1,861,326	2,014,815	(8)

Liabilities

Due to banks	116,623	125,628	(7)

Cash collateral on securities lent	13,230	14,063	(6)

Repurchase agreements	90,269	102,561	(12)

Trading portfolio liabilities	53,115	62,431	(15)

Negative replacement values	734,196	851,864	(14)

Financial liabilities designated at fair value	99,371	101,546	(2)

Due to customers	466,484	474,774	(2)

Accrued expenses and deferred income	8,211	10,196	(19)

Debt issued	208,578	197,254	6

Other liabilities	31,543	33,965	(7)

Total liabilities	1,821,620	1,974,282	(8)

Equity

Share capital	293	293	0

Share premium	23,519	25,250	(7)

Net income recognized directly in equity, net of tax	(3,482)	(4,335)	20

Revaluation reserve from step acquisitions, net of tax	38	38	0

Retained earnings	12,512	14,487	(14)

Equity classified as obligation to purchase own shares	(31)	(46)	33

Treasury shares	(1,567)	(3,156)	50

Equity attributable to UBS shareholders	31,283	32,531	(4)

Equity attributable to minority interests	8,423	8,002	5

Total equity	39,706	40,533	(2)

Total liabilities and equity	1,861,326	2,014,815	(8)

Financial statements
5 May 2009
Statement of changes in equity

				Equity classified
				as obligation to
CHF million	Share capital	Share premium	Treasury shares	purchase own shares	Retained earnings

Balance at 31 December 2007	207	12,433	(10,363)	(74)	35,795

Acquisition of treasury shares			(288)

Disposition of treasury shares			4,507

Net premium/(discount) on treasury share and own equity derivative activity		(2,150)

Premium on shares issued and warrants exercised		(5,414)

Employee share and share option plans		(1,610)

Tax benefits from deferred compensation awards		68

Dividends paid

Equity classified as obligation to purchase own shares – movements				(20)

Preferred securities

New consolidations and other increases

Deconsolidations and other decreases

Total comprehensive income for the year recognized in equity					(11,617)

Balance at 31 March 2008	207	3,327	(6,144)	(94)	24,178

Balance at 31 December 2008	293	25,250	(3,156)	(46)	14,487

Acquisition of treasury shares			(407)

Disposition of treasury shares			1,996

Net premium/(discount) on treasury share and own equity derivative activity		(1,255)

Premium on shares issued and warrants exercised		(7)

Employee share and share option plans		(470)

Tax benefits from deferred compensation awards		1

Dividends paid

Equity classified as obligation to purchase own shares – movements				15

Preferred securities

New consolidations and other increases

Deconsolidations and other decreases

Total comprehensive income for the year recognized in equity					(1,975)

Balance at 31 March 2009	293	23,519	(1,567)	(31)	12,512

Financial information

				Total equity
Foreign currency	Financial investments		Revaluation reserve	attributable to
translation	available-for-sale	Cash flow hedges	from step acquisitions	UBS shareholders	Minority interests	Total equity

(2,600)	1,471	(32)	38	36,875	6,951	43,826

				(288)		(288)

				4,507		4,507

				(2,150)		(2,150)

				(5,414)		(5,414)

				(1,610)		(1,610)

				68		68

				0	(5)	(5)

				(20)		(20)

				0		0

				0	4	4

				0	(128)	(128)

(2,557)	(377)	642		(13,909)	(512)	(14,421)

(5,157)	1,094	610	38	18,059	6,310	24,369

(6,309)	347	1,627	38	32,531	8,002	40,533

				(407)		(407)

				1,996		1,996

				(1,255)		(1,255)

				(7)		(7)

				(470)		(470)

				1		1

				0	(1)	(1)

				15		15

				0	(7)	(7)

				0	1	1

				0	(8)	(8)

538	(14)	329		(1,122)	436	(686)

(5,771)	333	1,956	38	31,283	8,423	39,706

Financial statements
5 May 2009
Preferred securities1

	For the quarter ended
CHF million	31.3.09	31.3.08

Balance at the beginning of the period	7,381	6,381

Issuances	0	0

Redemptions	(7)	0

Foreign currency translation	282	(602)

Balance at the end of the period	7,656	5,779

1	Represents equity attributable to minority interests. Table excludes dividend accruals made for preferred securities.
Statement of comprehensive income

	For the quarter ended
CHF million	31.3.09	31.3.08

Net profit	(1,842)	(11,464)

Other comprehensive income

Foreign currency translation

Foreign currency translation movements during the year, before tax	860	(3,310)

Foreign exchange amounts reclassified to the income statement from equity	(32)	119

Income tax relating to foreign currency translation movements	13

Subtotal foreign currency translation movements during the year, net of tax	841	(3,191)

Financial investments available-for-sale

Net unrealized gains/(losses) on financial investments available-for-sale, before tax	(37)	(502)

Impairment charges reclassified to the income statement from equity	44	3

Realized gains reclassified to the income statement from equity	(20)	(31)

Realized losses reclassified to the income statement from equity		1

Income tax relating to net unrealized gains/(losses) on financial instruments available-for-sale	(1)	121

Subtotal net unrealized gains/(losses) on financial instruments available-for-sale, net of tax	(14)	(408)

Cash flow hedges

Changes in fair value of derivative instruments designated as cash flow hedges, before tax	487	811

Net unrealized (gains)/losses reclassified to the income statement from equity	(76)	22

Income tax relating to changes in the fair value of derivative instruments designated as cash flow hedges	(82)	(191)

Subtotal changes in fair value of derivative instruments designated as cash flow hedges, net of tax	329	642

Total other comprehensive income	1,156	(2,957)

Total comprehensive income	(686)	(14,421)

Total comprehensive income attributable to minority interests	436	(512)

Total comprehensive income attributable to UBS shareholders	(1,122)	(13,909)

Statement of cash flows

	For the quarter ended
CHF million	31.3.09	31.3.08

Cash flow from / (used in) operating activities

Net profit	(1,842)	(11,464)

Adjustments to reconcile net profit to cash flow from / (used in) operating activities

Non-cash items included in net profit and other adjustments:

Depreciation of property and equipment	253	281

Impairment / amortization of goodwill and intangible assets	676	49

Credit loss expense / (recovery)	1,135	311

Share of net profits of associates	(12)	(26)

Deferred tax expense / (benefit)	(23)	(911)

Net loss / (gain) from investing activities	(36)	(171)

Net loss / (gain) from financing activities	(4,684)	(10,161)

Net (increase) / decrease in operating assets:

Net due from/to banks	(8,794)	2,056

Reverse repurchase agreements and cash collateral on securities borrowed	32,165	13,997

Trading portfolio, net replacement values and financial assets designated at fair value	(9,971)	145,180

Loans / due to customers	(13,258)	(62,645)

Accrued income, prepaid expenses and other assets	(378)	2,092

Net increase / (decrease) in operating liabilities:

Repurchase agreements, cash collateral on securities lent	(13,125)	(40,535)

Accrued expenses and other liabilities	(5,784)	(19,041)

Income taxes paid	(244)	(245)

Net cash flow from / (used in) operating activities	(23,922)	18,767

Cash flow from / (used in) investing activities

Investments in subsidiaries and associates	(6)	(1,100)

Disposal of subsidiaries and associates	134	1,107

Purchase of property and equipment	(257)	(301)

Disposal of property and equipment	15	4

Net (investment in) / divestment of financial investments available-for-sale	327	(134)

Net cash flow from / (used in) investing activities	213	(424)

Cash flow from / (used in) financing activities

Net money market paper issued / (repaid)	12,934	(1,837)

Net movements in treasury shares and own equity derivative activity	(142)	(4,887)

Issuance of long-term debt, including financial liabilities designated at fair value	22,855	43,948

Repayment of long-term debt, including financial liabilities designated at fair value	(29,222)	(19,606)

Increase in minority interests	1	35

Dividends paid to / decrease in minority interests	(16)	(164)

Net cash flow from / (used in) financing activities	6,410	17,489

Effects of exchange rate differences	8,489	(30,229)

Net increase / (decrease) in cash and cash equivalents	(8,810)	5,603

Cash and cash equivalents, beginning of the period	179,693	149,105

Cash and cash equivalents, at the end of the period	170,883	154,708

Cash and cash equivalents comprise:

Cash and balances with central banks	39,005	19,352

Money market paper[1]	79,466	76,265

Due from banks with original maturity of less than three months	52,412	59,091

Total	170,883	154,708

1  Money market paper is included in the balance sheet under “Trading portfolio assets” and “Financial investments available-for-sale”.
Cash paid as interest was CHF 4,431 million and CHF 20,103 million during the first quarters of 2009 and 2008, respectively.

Notes to the financial statements
5 May 2009

Notes to the financial statements

Note 1 Basis of accounting

UBS AG’s (“UBS”) consolidated financial statements (financial statements) are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and stated in Swiss francs (CHF). These financial statements are presented in accordance with IAS 34 Interim Financial Reporting.
In preparing the interim financial statements, the same accounting principles and methods of computation are applied as in the financial statements on 31 December 2008 and for the year then ended except for the changes set out below. For fair value measurements and changes in valuation techniques, UBS provides complementary information in “Note 11 Fair value of financial instruments” in the financial statements of this report.
The interim financial statements are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been made. These interim financial statements should be read in conjunction with the audited financial statements included in UBS’s annual report for 2008.

Restatements made to the financial statements 2008

UBS has restated its 2008 financial statements to correct identified accounting errors related to the 2008 financial statements, predominately to the fourth quarter 2008 financial statements. These errors are not material to the annual or quarterly 2008 financial statements, but related corrections would have been material to first quarter 2009 financial statements. The restatement comprises three items in excess of CHF 100 million as follows:

–	The fair value of auction rate securities purchase commitments at 31 December 2008, which are recognized as negative replacement values on UBS’s balance sheet, was increased by CHF 112 million, resulting in a corresponding charge to net trading income.
–	For certain assets reclassified from “held-for-trading” to “loans and receivables” in fourth quarter 2008, recognition of interest income based on the effective interest rate method was reduced by CHF 180 million. Other assets were reduced accordingly as of 31 December 2008.
–	The partial disposals of an investment in a consolidated investment fund in 2008 gave rise to the realization of the related foreign currency translation loss deferred in shareholders’ equity. This adjustment reduced other in-
come for the year 2008 by CHF 192 million but did not have a net impact on UBS’s equity.
In addition to the above mentioned items, a number of misstatements individually below CHF 65 million were adjusted. The aggregate net effect of these items on net profit attributable to UBS shareholders was an increase of net profit attributable to shareholders of CHF 79 million.
The total net impact of all restated items on the 2008 results was a reduction of net profit and net profit attributable to UBS shareholders of CHF 405 million, a reduction of equity and equity attributable to UBS shareholders of CHF 269 million, and a reduction of basic and diluted earnings per share by CHF 0.15 and CHF 0.14 respectively. There was no effect on income tax expense. Periods prior to 2008 were not affected by the restatement. 2008 quarterly net profits attributable to UBS shareholders were reduced by the following amounts: CHF 82 million in Q1, CHF 37 million in Q2, CHF 13 million in Q3, and CHF 273 million in Q4.
The restatement of previous periods resulting from the reorganization of the former Global Wealth Management & Business Banking business division is described in the context of IFRS 8 below.

IAS 1 (revised) Presentation of Financial Statements

Effective as of 1 January 2009, the revised International Accounting Standard (IAS) 1 affects the presentation of owner changes in equity and of comprehensive income. UBS continues to present owner changes in equity in the “statement of changes in equity”, but detailed information relating to non-owner changes in equity, such as foreign exchange translation, cash flow hedges and financial investments available-for-sale, is now presented in the “statement of comprehensive income”.

When implementing these amendments, UBS also adjusted the format of its “statement of changes in equity” and replaced the “statement of recognized income and expense” in the financial statements of previous years with a “statement of comprehensive income”. Preferred securities issued by consolidated trusts are reported as “equity attributable to minority interests”, as they are equity instruments held by third parties. As these securities make up the largest part of UBS’s equity attributable to minority interests, UBS discloses movement information in a separate table.
The revised IAS 1 guidance does not change the recognition and measurement of assets and liabilities.

Note 1 Basis of accounting (continued)

IAS 1 (revised) Presentation of Financial Statements, and IAS 32 (revised) Financial Instruments: Presentation

The IASB issued a further amendment to IAS 1 and an amendment to IAS 32 regarding puttable financial instruments and obligations arising on liquidation. The IAS 32 amendment clarifies under which circumstances puttable financial instruments and obligations arising on liquidation have to be treated as equity instruments.

The amendment is limited in scope and is restricted to the accounting for such instruments under IAS 1, IAS 32, IAS 39 and IFRS 7. The amendment to IAS 1 requires additional information about puttable financial instruments and obligations arising on liquidations which have to be treated as equity instruments. UBS adopted the amendments on 1 January 2009. The adoption of the amendments did not have a significant impact on UBS’s financial statements.

IFRS 7 (revised) Financial Instruments: Disclosures

This standard was revised in March 2009 when the International Accounting Standards Board (IASB) published the amendment “Improving Disclosures about Financial Instruments”. Effective as of 1 January 2009, the amendment requires enhanced disclosures about fair value measurements and liquidity risk.

The enhanced fair value measurement disclosure requirements include: a fair value hierarchy (i.e. categorization of all financial instruments into levels 1, 2 and 3 based on the relevant definitions); significant transfers between level 1 and level 2; reconciliation of level 3 instruments at the beginning of the period to the ending balance (level 3 movement table); level 3 profit or loss for positions still held at balance sheet date; and sensitivity information for the total position of level 3 instruments and the basis for the calculation of such information. Refer to “Note 11 Fair value of financial instruments” in the financial statements of this report for the most relevant disclosures about fair value measurements.
The amended liquidity risk disclosure requirements largely confirm the previous rules for providing maturity information for non-derivative financial liabilities, but amend the rules for providing maturity information for derivative financial liabilities. UBS presents maturity analysis information for financial liabilities in its annual reports.

IFRS 8 Operating Segments

IFRS 8 Operating Segments is effective from 1 January 2009 onwards and replaces IAS 14 Segment Reporting. Under the requirements of the new standard, UBS’s external segmental reporting is now based on the internal reporting to the Group

Executive Board (or the “chief operating decision maker”), which makes decisions on the allocation of resources and assesses the performance of the reportable segments.
In accordance with the new UBS structure announced in February 2009, and following the guidance of IFRS 8, UBS will disclose four reportable segments in 2009. These segments are the business divisions – Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and Investment Bank. While the Corporate Center does not meet the requirements of an operating segment, it is also shown separately. Segment information from prior periods has been restated to conform to the requirements of this new standard and the interim financial reporting requirements.

Wealth Management & Swiss Bank

Wealth Management & Swiss Bank caters to high net worth and affluent individuals around the world (except those served by Wealth Management Americas) whether they are investing internationally or in their home country. UBS offers these clients a complete range of tailored advice and investment services. Its Swiss Bank business provides a complete set of banking services for Swiss individual and corporate clients.

Wealth Management Americas

Wealth Management Americas offers sophisticated products and services specifically designed to address the needs of high net worth and affluent individuals. It includes the former Wealth Management US business unit, as well as the domestic Canadian business and the international business booked in the United States.

Global Asset Management

Global Asset Management is one of the world’s leading asset managers, providing investment solutions to private clients, financial intermediaries and institutional investors worldwide. The business division offers diverse investment capabilities and investment styles across all major traditional and alternative asset classes. Specialist equity, fixed income, currency, hedge fund, real estate, infrastructure and private equity investment capabilities can also be combined in multi-asset strategies.

Investment Bank

In the investment banking and securities businesses, UBS provides securities products and research in equities, fixed income, rates, foreign exchange and metals. It also provides advisory services as well as access to the world’s capital markets for corporate, institutional, intermediary and alternative asset management clients.

Notes to the financial statements
5 May 2009

Corporate Center

The Corporate Center ensures that all business divisions operate as a coherent and effective whole with a common set of values and principles in such areas as risk management and control, finance, legal and compliance, marketing and communications, funding, capital and balance sheet management, management of foreign currency earnings, information technology infrastructure and service centers.
As UBS’s reportable segment operations are mainly financial, the total interest income and expense for all reportable segments is presented on a net basis. Based on the present arrangement of revenue-sharing agreements, the intersegment revenue for UBS is immaterial. From first quarter 2009 onwards, the segment assets are disclosed without the inter-company balances and this basis is in line with the internal reporting. For more details on the basis on which the segment information is prepared and reconciled to the amounts presented in UBS’s income statement and balance sheet, refer to “Note 2 Segment reporting” in the financial statements of this report.
For the year-end 2009 reporting, UBS will be providing geographical information about total operating income and total non-current assets based on the following new geographical breakdown: Switzerland, United Kingdom, Rest of Europe, United States, Asia Pacific and Rest of the World.

Reassessment of embedded derivatives

The International Financial Reporting Interpretations Committee (IFRIC) has issued in March 2009 the supplement Embedded Derivatives: Amendments to IFRIC 9 and IAS 39. This guidance amends IFRIC 9 Reassessment of Embedded Derivatives, and IAS 39 Financial Instruments: Recognition and Measurement. The amendments clarify that on reclassification of a financial asset out of the “Held for trading” category, all embedded derivatives have to be assessed and, if necessary, separately accounted for in the financial statements. The application of this guidance did not materially impact UBS’s financial statements.

Note 2 Segment reporting

Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are reflected in the performance of each segment. Revenue-sharing agreements are used to allocate external customer revenues to a segment and cost-allocation agreements are used to allocate shared costs between the segments.

	Wealth	Wealth
	Management &	Management	Global Asset	Investment	Corporate
CHF million	Swiss Bank	Americas	Management	Bank	Center	UBS

For the three months ended 31 March 2009

Net interest income	1,200	185	4	751	(241)	1,899

Non-interest income	1,811	1,224	498	(395)	1,068	4,206

Income[1]	3,011	1,408	502	356	827	6,105

Credit loss (expense)/recovery	(119)	1	0	(1,017)	0	(1,135)

Total operating income	2,892	1,409	502	(661)	827	4,970

Personnel expenses	1,213	1,082	226	1,185	257	3,963

General and administrative expenses	404	229	95	639	269	1,635

Services (to) / from other business units	162	68	39	195	(464)	0

Depreciation of property and equipment	32	29	5	42	145	253

Impairment of goodwill	0	19	191	421	0	631

Amortization of intangible assets	3	17	6	19	0	45

Total operating expenses	1,815	1,444	561	2,501	206	6,528

Performance from continuing operations before tax	1,077	(35)	(59)	(3,162)	621	(1,558)

Performance from discontinued operations before tax					11	11

Performance before tax	1,077	(35)	(59)	(3,162)	631	(1,547)

Tax expense on continuing operations						294

Tax expense on discontinued operations						0

Net profit						(1,842)

As of 31 March 2009

Total assets[2]	247,641	38,246	21,449	1,535,289	18,701	1,861,326

For the three months ended 31 March 2008

Net interest income	1,407	220	3	483	(434)	1,679

Non-interest income	2,797	1,428	788	(14,971)	4,556	(5,402)

Income[1]	4,204	1,648	791	(14,488)	4,122	(3,723)

Credit loss (expense)/recovery	(3)	0	0	(308)	0	(311)

Total operating income	4,201	1,648	791	(14,796)	4,122	(4,034)

Personnel expenses	1,499	1,137	303	2,034	301	5,274

General and administrative expenses	517	224	104	1,116	282	2,243

Services (to)/from other business units	184	70	39	192	(485)	0

Depreciation of property and equipment	39	21	7	51	163	281

Amortization of intangible assets	3	16	8	22	0	49

Total operating expenses	2,242	1,468	461	3,415	261	7,847

Performance from continuing operations before tax	1,959	180	330	(18,211)	3,861	(11,881)

Performance from discontinued operations before tax					120	120

Performance before tax	1,959	180	330	(18,211)	3,981	(11,761)

Tax expense on continuing operations						(297)

Tax expense on discontinued operations						0

Net profit						(11,464)

As of 31 December 2008

Total assets[2]	251,487	39,039	24,640	1,680,257	19,392	2,014,815

1  The total inter-segment revenues for the Group are immaterial as the majority of the revenues is allocated across the business divisions by means of revenue-sharing agreements.   2 The segment assets are based on third-party view and this basis is in line with the internal reporting to the management, i.e. the amounts do not include intercompany balances.

Notes to the financial statements
5 May 2009

Note 3 Net interest and trading income

Accounting standards require separate disclosure of “Net interest income” and “Net trading income” (see the tables on this and the next page). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different businesses. In many cases, a particular business can generate both net interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. UBS management therefore analyzes net interest and trading income according to the businesses that drive it. The second table below (labeled “Breakdown by businesses”) provides information that corresponds to this management view. “Net income from trading businesses” includes both interest and trading income generated by the Group’s trading businesses and the Investment Bank’s lending activities. “Net income from interest margin businesses” comprises interest income from the Group’s loan portfolio. “Net income from treasury activities and other” reflects all income from the Group’s centralized treasury function.

Net interest and trading income
	Quarter ended			% change from
CHF million	31.3.09	31.12.08	31.3.08	4Q08	1Q08

Net interest income	1,899	1,655	1,679	15	13

Net trading income	(630)	(9,132)	(11,626)	93	95

Total net interest and trading income	1,269	(7,477)	(9,947)

Breakdown by businesses
	Quarter ended			% change from
CHF million	31.3.09	31.12.08	31.3.08	4Q08	1Q08

Net income from trading businesses[1]	(640)	(5,617)	(15,743)	89	96

Net income from interest margin businesses	1,321	1,540	1,581	(14)	(16)

Net income from treasury activities and other	587	(3,400)	4,215		(86)

Total net interest and trading income	(1,269)	(7,477)	(9,947)

1 Includes lending activities of the Investment Bank.

Net interest income
	Quarter ended			% change from
CHF million	31.3.09	31.12.08	31.3.08	4Q08	1Q08

Interest income

Interest earned on loans and advances	3,777	4,780	5,436	(21)	(31)

Interest earned on securities borrowed and reverse repurchase agreements	1,106	2,306	7,919	(52)	(86)

Interest and dividend income from trading portfolio	2,658	4,288	6,763	(38)	(61)

Interest income on financial assets designated at fair value	87	134	80	(35)	9

Interest and dividend income from financial investments available-for-sale	18	26	24	(31)	(25)

Total	7,645	11,534	20,222	(34)	(62)

Interest expense

Interest on amounts due to banks and customers	1,524	3,244	5,793	(53)	(74)

Interest on securities lent and repurchase agreements	876	1,523	6,045	(42)	(86)

Interest and dividend expense from trading portfolio	1,120	1,481	2,332	(24)	(52)

Interest on financial liabilities designated at fair value	833	1,613	1,749	(48)	(52)

Interest on debt issued	1,393	2,018	2,624	(31)	(47)

Total	5,746	9,879	18,543	(42)	(69)

Net interest income	1,899	1,655	1,679	15	13

Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.

Note 3 Net interest and trading income (continued)

Net trading income[1]
	Quarter ended			% change from
CHF million	31.3.09	31.12.08	31.3.08	4Q08	1Q08

Investment Bank equities	1,454	(1,418)	2,840		(49)

Investment Bank fixed income, currencies and commodities	(3,201)	(5,270)	(19,425)	39	84

Other business divisions	1,116	(2,444)	4,959		(77)

Net trading income	(630)	(9,132)	(11,626)	93	95

of which: net gains / (losses) from financial liabilities designated at fair value[2]	4,684	16,768	10,161	(72)	(54)

of which: net gains / (losses) from own credit changes of financial liabilities designated at fair value[3]	881	158	1,536	458	(43)

1 Refer to the “Net interest and trading income” table on the previous page for the “Net income from trading businesses” (for an explanation, read the corresponding introductory comment). The presentation of this table has been updated to better reflect the amended business structure.   2 “Financial liabilities designated at fair value” are to a large extent economically hedged with derivatives and other instruments whose change in fair value is also reported in “Net trading income”.   3 Refer to “Note 11 Fair value of financial instruments” in the financial statements of this report for further information.

Significant impacts on net trading income

“Net trading income” in first quarter 2009 includes credit valuation adjustments for monoline credit protection of CHF 1.9 billion (CHF 2.3 billion in fourth quarter 2008); refer to the “Risk management and control” section of this report for more information on exposure to monolines. In addition, losses of CHF 0.3 billion were recorded for auction rate securities purchase commitments.

The Swiss National Bank (SNB) transaction resulted in losses of CHF 0.2 billion, due to price adjustments for posi-

tions transferred to the SNB StabFund, and losses of CHF 0.3 billion from the valuation of UBS’s option to acquire the fund’s equity. Overall losses on the SNB transaction in fourth quarter 2008 were CHF 5.2 billion; refer to the “Recent developments” section of this report for more information on the SNB transaction.

These losses were partly offset by a gain of CHF 0.5 billion (CHF 0.7 billion in fourth quarter 2008) on the valuation of the embedded derivative of the mandatory convertible notes issued in December 2008.

Notes to the financial statements
5 May 2009

Note 4 Net fee and commission income
	Quarter ended			% change from
CHF million	31.3.09	31.12.08	31.3.08	4Q08	1Q08

Equity underwriting fees	275	230	195	20	41

Debt underwriting fees	180	83	186	117	(3)

Total underwriting fees	455	313	381	45	19

M&A and corporate finance fees	230	353	417	(35)	(45)

Brokerage fees	1,817	1,861	2,485	(2)	(27)

Investment fund fees	1,014	1,166	1,592	(13)	(36)

Portfolio management and advisory fees[1]	1,451	1,630	2,110	(11)	(31)

Insurance-related and other fees	69	4	126		(45)

Total securities trading and investment activity fees	5,036	5,327	7,111	(5)	(29)

Credit-related fees and commissions	81	70	65	16	25

Commission income from other services	204	233	264	(12)	(23)

Total fee and commission income	5,322	5,630	7,440	(5)	(28)

Brokerage fees paid	740	404	639	83	16

Other	340	442	586	(23)	(42)

Total fee and commission expense	1,080	846	1,225	28	(12)

Net fee and commission income	4,241	4,784	6,215	(11)	(32)

1 Includes fiduciary and custodian fees, which were presented as separate lines in previous reports.

Note 5 Other income
	Quarter ended			% change from
CHF million	31.3.09	31.12.08	31.3.08	4Q08	1Q08

Associates and subsidiaries

Net gains from disposals of consolidated subsidiaries	137	(52)	(119)

Net gains from disposals of investments in associates	0	0	32		(100)

Share of net profits of associates	12	(27)	26		(54)

Total	149	(80)	(61)

Financial investments available-for-sale

Net gains from disposals[1]	20	383	55	(95)	(64)

Impairment charges	(95)	(135)	(22)	30	(332)

Total	(75)	247	33

Net income from investments in property[2]	19	28	19	(32)	0

Net gains from investment properties[3]	(4)	(6)	6	33

Other[4]	506	117	12	332

Total other income	595	306	9	94

1 Included in the quarter ended 31 December 2008 is a gain of approximately CHF 360 million for the disposal of UBS’s equity stake in Bank of China.   2 Includes net rent received from third-parties and net operating expenses.   3  Includes unrealized and realized gains from investment properties at fair value.   4 Included in the quarter ended 31 March 2009 is a gain of CHF 304 million from the public tender offer for four subordinated bonds of UBS. The tender offer, which ended on 25 March 2009, resulted in a buyback of CHF 846 million principal amount of subordinated bonds.

Note 6 Personnel expenses
	Quarter ended			% change from
CHF million	31.3.09	31.12.08	31.3.08	4Q08	1Q08

Salaries and bonuses	2,970	1,349	4,122	120	(28)

Contractors	88	102	107	(14)	(18)

Insurance and social security contributions	194	86	183	126	6

Contributions to retirement plans	217	208	239	4	(9)

Other personnel expenses	493	633	623	(22)	(21)

Total personnel expenses	3,963	2,378	5,274	67	(25)

Note 7 General and administrative expenses
	Quarter ended				% change from
CHF million	31.3.09	31.12.08		31.3.08	4Q08	1Q08

Occupancy	375	397		372	(6)	1

Rent and maintenance of IT and other equipment	162	186		157	(13)	3

Telecommunications and postage	187	215		230	(13)	(19)

Administration	181	279		210	(35)	(14)

Marketing and public relations	73	94		125	(22)	(42)

Travel and entertainment	117	184		182	(36)	(36)

Professional fees	215	338		219	(36)	(2)

Outsourcing of IT and other services	232	267		252	(13)	(8)

Other	93	1,763	[1]	496	(95)	(81)

Total general and administrative expenses	1,635	3,723		2,243	(56)	(27)

1 Included in the quarter ended 31 December 2008 is an amount of CHF 545 million for the expected costs associated with the repurchase of auction rate securities from clients and CHF 917 million in connection with the US cross-border case.

Notes to the financial statements
5 May 2009

Note 8 Earnings per share (EPS) and shares outstanding
	Quarter ended			% change from
	31.3.09	31.12.08	31.3.08	4Q08	1Q08

Basic earnings (CHF million)

Net profit attributable to UBS shareholders	(1,975)	(9,563)	(11,617)	79	83

from continuing operations	(1,980)	(9,582)	(11,691)	79	83

from discontinued operations	5	19	74	(74)	(93)

Diluted earnings (CHF million)

Net profit attributable to UBS shareholders	(1,975)	(9,563)	(11,617)	79	83

Less: (profit) / loss on equity derivative contracts	(15)	(6)	(33)	(150)	55

Net profit attributable to UBS shareholders for diluted EPS	(1,990)	(9,569)	(11,650)	79	83

from continuing operations	(1,995)	(9,588)	(11,724)	79	83

from discontinued operations	5	19	74	(74)	(93)

Weighted average shares outstanding

Weighted average shares outstanding	3,473,276,243	3,171,364,525	2,209,453,466	10	57

Potentially dilutive ordinary shares resulting from unvested exchangeable shares, options and warrants outstanding[1]	3,270,313	2,273,325	2,326,884	44	41

Weighted average shares outstanding for diluted EPS	3,476,546,556	3,173,637,850	2,211,780,350	10	57

Earnings per share (CHF)

Basic	(0.57)	(3.02)	(5.26)	81	89

from continuing operations	(0.57)	(3.02)	(5.29)	81	89

from discontinued operations	0.00	0.01	0.03	(100)	(100)

Diluted	(0.57)	(3.02)	(5.27)	81	89

from continuing operations	(0.57)	(3.02)	(5.30)	81	89

from discontinued operations	0.00	0.01	0.03	(100)	(100)

	As of			% change from
	31.3.09	31.12.08	31.3.08	31.12.08	31.3.08

Shares outstanding

Ordinary shares issued	2,932,580,549	2,932,580,549	2,073,567,252	0	41

Treasury shares	55,076,337	61,903,121	101,448,832	(11)	(46)

Shares outstanding	2,877,504,212	2,870,677,428	1,972,118,420	0	46

Retrospective adjustments for stock dividend[2]			98,605,921		(100)

Retrospective adjustments for rights issue[3]			146,048,188		(100)

Mandatory convertible notes and exchangeable shares[4]	600,582,178	600,557,453	271,678,803	0	121

Shares outstanding for EPS	3,478,086,390	3,471,234,881	2,488,451,332	0	40

1 Due to UBS’s losses, 17 million, 27 million and 23 million potential ordinary shares from unexercised employee shares and options are not considered as they have an anti-dilutive effect for the quarters ended 31 March 2009, 31 December 2008 and 31 March 2008 respectively. Shares were retrospectively adjusted for the rights issue carried out in 2008.   2 “Shares outstanding” increased 5% to reflect the 1:20 ratio of the stock dividend distributed in 2008 for the financial year 2007.   3 “Shares outstanding” increased 7.053% due to the rights issue carried out in 2008.   4 31 March 2009 and 31 December 2008 include 329,447,681 shares for the mandatory convertible notes issued to the Swiss Confederation in December 2008. 31 March 2009, 31 December 2008 and 31 March 2008 include 270,438,942 shares for the mandatory convertible notes issued to two investors in March 2008, adjusted for the dilution effect of the rights issue; remaining amounts related to exchangeable shares.

Note 9 Income taxes

UBS recognized an income tax expense of CHF 294 million for first quarter 2009 (which includes a CHF 312 million reduction of deferred tax assets in respect of Swiss tax losses, taking into account latest forecasts of taxable profits).

Note 10 Trading portfolio

CHF million	31.3.09	31.12.08

Trading portfolio assets

Debt instruments

Government and government agencies	99,213	115,696

Banks	24,777	23,175

Corporates and other	82,347	85,991

Total debt instruments	206,337	224,862

Equity instruments	67,222	77,258

Precious metals and other commodities[1]	15,721	9,934

Total trading portfolio assets	289,280	312,054

Trading portfolio liabilities

Debt instruments

Government and government agencies	25,099	34,043

Banks	3,141	4,354

Corporates and other	10,729	10,945

Total debt instruments	38,969	49,342

Equity instruments	14,146	13,089

Total trading portfolio liabilities	53,115	62,431

1 Other commodities predominantly consist of energy.

Notes to the financial statements
5 May 2009

Note 11 Fair value of financial instruments

a) Fair value hierarchy

Determination of fair values from quoted market prices or valuation techniques
	31.3.09				31.12.08
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Trading portfolio assets	119.5	116.0	11.4	247.0	128.1	128.4	15.3	271.8

Trading portfolio assets pledged as collateral	27.7	13.7	0.9	42.3	25.4	13.2	1.6	40.2

Positive replacement values	5.6	714.4	33.7	753.6	5.1	811.2	37.8	854.1

Financial assets designated at fair value	0.8	11.7	0.1	12.6	1.1	11.2	0.6	12.9

Financial investments available-for-sale	2.7	1.0	1.4	5.1	2.4	1.2	1.6	5.2

Total assets	156.3	856.8	47.5	1,060.6	162.1	965.2	57.0	1,184.3

Trading portfolio liabilities	29.6	23.0	0.5	53.1	33.9	27.5	1.0	62.4

Negative replacement values	5.5	696.1	32.6	734.2	4.9	812.0	35.0	851.9

Financial liabilities designated at fair value		90.1	9.3	99.4		91.2	10.3	101.5

Total liabilities	35.1	809.1	42.4	886.7	38.8	930.7	46.3	1,015.8

Movements of level 3 instruments
	Trading portfolio
	assets (including those	Derivative instruments	Financial liabilities
CHF billion	pledged as collateral)	(net replacement values)	designated at fair value

Balance at the beginning of the period	16.9	2.8	10.3

Gains / losses included in the income statement	(1.7)	0.1	(0.7)

Gains / losses included directly in equity

Purchases, sales, issuances and settlements	(2.3)	(1.6)	(0.2)

Purchases and issuances	2.2	0.1	0.6

Sales and settlements	(4.5)	(1.7)	(0.8)

Transfers in and/or out of level 3	(1.3)	(0.2)	(0.5)

Transfers into level 3	2.5		0.7

Transfers out of level 3	(3.8)	(0.2)	(1.2)

FX translation	0.7	0.0	0.4

Balance at the end of the period	12.3	1.1	9.3

Material changes in level 3 instruments

As of 31 March 2009, financial instruments measured with valuation techniques using significant non-market observable inputs (level 3) mainly include structured rates and credit trades, bespoke collateralized debt obligations (CDOs), instruments linked to the US sub-prime residential real estate market, US commercial and non-US real estate markets and leveraged finance instruments. Level 3 financial liabilities also include hybrid financial liabilities from structured product issuances.
Level 3 financial instruments recognized as “Trading portfolio assets” and “Trading portfolio assets pledged as collateral” decreased by CHF 4.6 billion in first quarter 2009, due to net sales and settlements, net transfers out of level 3 and losses on these instruments as outlined in the table above. Net sales and settlements, and losses of the period mainly resulted in de-

creases of instruments linked to the US sub-prime residential real estate market, US commercial and non-US real estate markets, non-real estate asset-backed securities and US reference-linked notes whereas lending positions increased. Transfers into level 3 were more than offset by transfers out of level 3 in the period, primarily related to reclassification to level 2 of instruments held as hedges to bespoke CDOs as observability of valuation input for certain instruments increased and, to a smaller extent, reclassification to level 2 of structured rates and credit trades, and leverage finance and other lending positions. In addition, US non-student loans ARS positions were reclassified to “Loans and receivables” in first quarter 2009.

Level 3 financial instruments recognized as “Positive replacement values” and “Negative replacement values” decreased by CHF 4.1 billion and CHF 2.4 billion, respectively, in first quarter 2009, a net decrease of CHF 1.7 billion, mainly

Note 11 Fair value of financial instruments (continued)

a) Fair value hierarchy (continued)

due to net sales and settlements, as outlined in the table on the previous page. Net sales and settlements in the period led mostly to decreases in net positions in bespoke CDOs, leveraged finance instruments and US sub-prime residential real estate market linked instruments. For positive and negative replacement values, net amounts of approximately CHF 2.7 billion and CHF 2.5 billion, respectively, were transferred out of level 3 in the period, mainly due to increased observability of valuation inputs for certain bespoke CDOs.

“Financial liabilities designated at fair value” decreased by CHF 1.0 billion in first quarter 2009.
The transfer of further level 3 instruments to the Swiss National Bank in early April 2009 will contribute to reductions in level 3 positions in second quarter 2009.

b) Valuations

UBS’s own credit risk in the valuations of “Financial liabilities at fair value”, including derivative liabilities

The Group’s own credit represents the estimated difference in the market value of identical obligations issued by a riskless intermediary, relative to the market value of those obligations issued by UBS, as judged from the perspective of the holders of those obligations. Changes in its own credit are reflected in valuations for those financial liabilities at fair value, including derivative liabilities, where the Group’s own credit risk would be considered by market participants and excludes fully collateralized transactions and other instruments for which it is established market practice not to include an entity-specific adjustment for own credit. Own credit changes were calculated based on a senior long-term debt curve generated from observed external pricing for funding associated with new senior debt issued by the Group, or relevant secondary market transactions in senior long-term UBS debt. In the absence of issued debt, credit default swap spreads would be considered as well.

Disclosures on own credit for “Financial liabilities designated at fair value”

As at 31 March 2009, the own credit gain for “Financial liabilities designated at fair value” still held at reporting date (predominantly issued structured products) amounted to CHF 651 million (year-to-date) and CHF 3,767 million (life-to-date). The year-to-date amount represents the amount by which the financial liabilities designated at fair value were reduced during the period. The life-to-date amount stands for the amounts by which the fair value of financial liabilities designated at fair value have been reduced since inception. Included in these amounts is the overall quantification of changes in fair value attributable to changes in UBS’s credit spread during the periods. In addition, it includes the credit effect of “volume changes,” i.e. the credit effect of period changes in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay, changes in the value of referenced instruments issued by third-parties or changes in the foreign exchange rates. The change of the year-to-date 2009 own credit only due to the change in credit spread was a gain of CHF 881 million.

Credit valuation adjustments on monoline credit protection

Credit valuation adjustments (CVAs) for monoline credit protection are based on a methodology that uses credit default swap spreads on the monolines as a key input in determining an implied level of expected loss. Where a monoline has no observable credit default swap (CDS) spread, a judgment is made on the most comparable monoline or combination of monolines and the corresponding spreads are used instead. CVAs are intended to achieve a fair value of the underlying contracts and are normally based on publicly available information.
In first quarter 2009, in some cases where UBS had knowledge of potential restructurings that may result in economic outcomes more adverse than those implied by CDS market spreads, UBS determined to modify CVA amounts accordingly. At 31 December 2008, the same methodology was applied.
To assess the sensitivity of the CVA calculation to alternative assumptions, the impact of a 10% increase in monoline credit default swap spreads (e.g. from 4,000 basis points to 4,400 basis points for a specific monoline) is considered. At 31 March 2009, such an increase would have resulted in an increase in the monoline credit valuation adjustment of approximately USD 203 million (CHF 231 million). The sensitivity of the monoline credit valuation adjustment to a decrease of one percentage point in the monoline recovery rate assumptions (e.g. from 30% to 29% for a specific monoline, conditional on default occurring) is estimated to result in an increase of approximately USD 76 million (CHF 86 million) in the CVA.

Notes to the financial statements
5 May 2009

Note 11 Fair value of financial instruments (continued)

b) Valuations (continued)

In addition, the CVAs related to transactions referencing residential mortgage-backed securities collateralized debt obligations (RMBS CDOs) are sensitive to the estimated market value of the underlying collateral pool. Holding all other parameters constant, the sensitivity of the monoline credit valuation adjustment to a 10% adverse change in the aggregate value of the collateral pools underlying the referenced RMBS CDOs is estimated to increase the credit valuation adjustment by USD 83 million (CHF 94 million). Refer to the “Risk management and control” section of this report for details on UBS’s exposure to monolines.

Option to acquire equity of the SNB StabFund

Under IFRS, the option to purchase the SNB StabFund’s equity is recognized on the balance sheet as a derivative at fair value with changes in fair value recognized in profit and loss. At 31 March 2009, the fair value of the call option held by UBS was approximately CHF 877 million (31 December 2008: CHF 1,100 million). This fair value is calculated using a standard option pricing model, where the asset pool is treated as the underlying asset. Key assumptions relate to the level of volatility assumed and to the interest rate assumed. The relevant assumptions applied at 31 March 2009 are the same as those applied at 31 December 2008, with the exception of observable LIBOR rate. In particular, UBS assigned a volatility of 11.3% to the underlying asset pool. Decreasing or increasing this assumption by 10% (i. e. 11.3% to 10.2% and 11.3% to 12.4%) would have decreased / increased the fair value at 31 March 2009 by approximately minus USD 139 million (CHF 158 million) / plus USD 142 million (CHF 161 million) respectively. At 31 March 2009, UBS applied an interest rate based on an assumed term funding rate for the asset pool of LIBOR +250 basis points. Decreasing or increasing this assumption by 100 basis points would have decreased / increased the estimated fair value at 31 March 2009 by minus USD 196 million (CHF 223 million) / plus USD 237 million (CHF 269 million).

Commitments to acquire auction rate securities

The auction rate securities (ARSs) inventory held by UBS is classified as loans and receivables per 31 March 2009, accounted for at amortized cost and tested for impairment. These positions are not included in the sensitivity information provided below. Commitments to acquire ARS with a fair value of USD 837 million (CHF 951 million) per 31 March 2009 (31 December 2008: USD 1,069 million) are treated as derivatives and fair valued through profit or loss. Refer to the “Risk management and control” section of this report for further details on UBS’s ARSs commitments.
During first quarter 2009, UBS revised its approach to valuing the derivative commitment to repurchase ARSs from clients in future periods. These repurchases will occur in windows specified by the settlement agreements that UBS has entered into with relevant authorities. One such settlement window opened at the beginning of 2009 and remains open until 4 January 2011, at which time UBS will have the option to repurchase all remaining ARSs where clients have not previously exercised the option to have UBS repurchase the securities. The final and largest settlement window covering institutional clients opens on 30 June 2010 and remains open until 2 July 2012, at which time UBS will have the option to repurchase any remaining ARSs outstanding relating to this settlement window. Based on experience with the settlement window that opened at the beginning of 2009, UBS now believes the most appropriate assumption to make regarding client behavior is that clients will request UBS to repurchase the ARSs at the earliest possible opportunity. Adoption of this assumption relative to alternative assumptions impacts the valuation of the liability both by moving the repurchase date forward in time and by reducing the extent to which anticipated ARSs principal amortization will reduce the amount of the outstanding ARSs prior to the repurchase date.

The valuation of the repurchase liability is done consistently with valuation approaches applied to the underlying ARSs. In particular, for student loan ARSs, which form the largest portion of the repurchase commitment, this valuation is consistent with the fundamental cash flow model described in “Note 27 Fair Value of financial instruments” in the Financial statements of UBS’s annual report for 2008. The discount rates in this model embed risk premiums that are calibrated to observed market transactions.
The fair value per 31 March 2009 of the ARSs is primarily sensitive to the level of various interest rates relevant to the outstanding student loan ARSs population and to the calibrated risk premiums within the student loan ARSs valuation model. UBS estimates that a 10 basis points parallel increase / decrease in all relevant interest rates would result in a loss or gain of approximately USD 1 million (CHF 1 million). With regard to the calibrated risk premiums, UBS estimates that a 50% increase / decrease in the risk premiums would result in a loss of approximately USD 221 million (CHF 251 million) or gain of approximately USD 217 million (CHF 247 million).

US reference-linked notes

The US reference-linked notes (US RLN) consists of a series of transactions whereby UBS purchases credit protection, predominantly in note form, on a portfolio of fixed income assets. The referenced assets are comprised of USD ABSs (primarily home equity) and / or corporate bonds and loans

Note 11 Fair value of financial instruments (continued)

b) Valuations (continued)

across all rating categories. The credit protection embodied in the RLNs is fair valued using a market standard approach to the valuation of portfolio credit protection (Gaussian copula). This approach effectively simulates correlated defaults within the portfolio, where the expected losses and defaults of the individual assets are closely linked to the observed market prices (spread levels) of those assets. Key assumptions of the model include correlations and recovery rates. UBS applies fair value adjustments related to potential uncertainty in each of these parameters, which are only partly observable. In addition, UBS applies fair value adjustments for uncertainties associated with the use of observed spread levels as the primary inputs. These fair value adjustments are calculated by applying shocks to the relevant parameters and revaluing the credit protection. These shocks for correlation, recovery and spreads are set to various levels depending on the asset type and / or region and may vary over time depending on the best judgment of the relevant trading and control personnel. Correlation and recovery shocks are generally in the range of 5 to 15 percentage points. Spread shocks vary more widely and also depend on whether the underlying protection is funded or unfunded to reflect cash / synthetic basis effects. As of 31 March 2009, the fair value of the US RLN credit protection (pre-reserve) is approximately USD 2,890 million (CHF 3,284 million); the amount was approximately USD 3,284 million at 31 December 2008. The fair value adjustments calculated by applying the shocks described above are approximately USD 216 million (CHF 245 million) per 31 March 2009 (31 December 2008: USD 299 million). Changes in fair values relative to 31 Dec 2008 reflect a combination of position reductions and changes in market inputs and assumptions.

Non-US reference-linked notes

The same valuation model and the same approach to calculation of fair value adjustments is applied for the non-US reference-linked notes (non-US RLNs) credit protection as for the US RLN credit protection described above, except spread is shocked by 10% for European corporate names. As of 31 March 2009, the fair value of the non-US RLN credit protection is approximately USD 1,627 million (CHF 1,849 million; 31 December 2008: USD 1,971 million). The fair value adjustments (up and down) calculated by applying the shocks described above are approximately USD 84 million (CHF 95 million; 31 December 2008: USD 155 million). Changes in fair values relative to 31 December 2008 reflect a combination of position reductions and changes in market inputs and assumptions.

Derivatives embedded in MCN December issuance

The MCNs issued in December 2008 include embedded equity and derivative components with UBS shares as underlying, which are bifurcated and treated as one derivative accounted for at fair value with fair value changes recognized in profit or loss. Refer to “Note 26 Capital increases and mandatory convertible notes” in the financial statements of UBS’s annual report 2008 for more information. The fair value amounted to negative CHF 513 million per 31 March 2009 (negative CHF 1,058 million at 31 December 2008). A 10% reduction in UBS’s share price from CHF 10.70 to CHF 9.63, holding all other variables constant, would have resulted in a fair value of negative CHF 377 million, whereas an increase of 10% in UBS’s share price from CHF 10.70 to CHF 11.77 would have led to a fair value of negative CHF 669 million. There is no impact on UBS’s financial resources, as the embedded equity and derivative components will be settled in newly issued UBS shares.

c) Deferred day-1 profit or loss

The table reflects financial instruments for which fair value is determined using valuation models where not all inputs are market-observable. Such financial instruments are initially recognized in UBS’s financial statements at their transaction price although the values obtained from the relevant valua-

tion model on day-1 may differ. The table shows the aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference (movement of deferred day-1 profit or loss).

	Quarter ended
CHF million	31.3.09	31.12.08	31.3.08

Balance at the beginning of the period	627	654	550

Deferred profit/(loss) on new transactions	17	117	129

Recognized (profit)/loss in the income statement	(79)	(105)	(145)

Foreign currency translation	35	(39)	(73)

Balance at the end of the period	600	627	461

Notes to the financial statements
5 May 2009

Note 12 Reclassification of financial assets

In 2008, financial assets with fair values of CHF 26 billion on their respective reclassification date were reclassified out of “Trading portfolio assets” to “Loans”. In first quarter 2009, additional financial assets with a fair value of CHF

0.6 billion on their reclassification date were reclassified out of “Trading portfolio assets” to “Loans”. The table below shows the carrying values and fair values of these financial assets.

Trading portfolio assets reclassified to loans
					On reclassification
	31.3.09		31.12.08		date
CHF billion	Carrying value	Fair value	Carrying value	Fair value	Fair value

Reclassified in 2008	24.7	20.6	24.2	20.8	26.0

Reclassified on 28.2.09	0.6	0.6			0.6

Total trading portfolio assets reclassified	25.3	21.2	24.2	20.8	26.6

Fair value losses recognized in first quarter 2009 on the financial assets reclassified on 28 February 2009, prior to their reclassification, were immaterial.

If the reclassifications had not been made, changes in the fair values of the financial assets reclassified in both 2008 and first quarter 2009 would have resulted in fair val-

ue losses of CHF 1.2 billion for the quarter ended 31 March 2009 and CHF 4.8 billion for the quarter ended 31 December 2008.

After reclassification, the financial assets reclassified both in 2008 and first quarter 2009 contributed to UBS’s income statement as shown in the table below.

Contribution of the reclassified assets to the income statement
CHF billion	31.3.09	31.12.08

Net interest income	0.4	0.1

Credit loss (expense) / recovery	(0.6)	(1.3)

Other income	0.1

Impact on operating profit before tax	(0.1)	(1.2)

Note 13 Commitments

The table below shows the maximum committed amount of commitments.

	31.3.09			31.12.08
		Sub-			Sub-
CHF million	Gross	participations	Net	Gross	participations	Net

Credit guarantees and similar instruments	13,886	(225)	13,661	13,124	(344)	12,780

Performance guarantees and similar instruments	3,512	(455)	3,057	3,596	(446)	3,150

Documentary credits	2,465	(535)	1,930	2,979	(415)	2,564

Total commitments	19,863	(1,215)	18,648	19,699	(1,205)	18,494

Undrawn irrevocable credit facilities	60,828	(2)	60,826	60,316	(1)	60,315

Note 14 Changes in organization

Sale of positions to a third-party fund controlled by the Swiss National Bank

Since the publication of UBS’s annual report for 2008, the Swiss National Bank (SNB) has determined the purchase price to be paid for the remaining positions to be transferred to the SNB StabFund. Overall, the market value (net exposure) of the portfolio transferred to the fund amounts to USD 38.7 billion (net of pricing adjustments).

USD 16.4 billion of positions were already transferred to the fund in December 2008, followed by the transfer of the remaining USD 22.2 billion of positions, of which USD 6.6 billion was transferred in March and USD 15.7 billion in early April 2009. Positions transferred in early April 2009 were reflected in the balance sheet as of 31 March 2009.
The purchase price was determined by the SNB, based on valuations conducted by independent experts, and reflects the value of these positions as at 30 September 2008. The purchase price for the overall portfolio was, in the aggregate, USD 1 billion lower than the market value UBS assigned to these positions on 30 September 2008. Of this USD 1 billion, USD 0.7 billion was accounted for in UBS’s results for 2008. The remaining USD 0.3 billion price difference was recognized in the income statement in first quarter 2009.
Overall, the impact of the SNB transaction on the income statement in first quarter 2009 was a loss of CHF 534 million comprised of a CHF 232 million loss due to the price differ-

ence recognized in first quarter 2009, favourably impacted by the foreign exchange movements on the underlying non-US related positions, and a CHF 302 million net loss on UBS’s option to acquire the fund’s equity.

As part of the restatements made to the financial statements 2008, all of the price difference determined prior to the publication of UBS’s annual report 2008 was recognized in 2008. The impact of the SNB transaction on the income statement in 2008 was a loss of CHF 5,232 million, which includes a CHF 3,511 million net loss on the option to acquire the fund’s equity, a CHF 771 million loss due to the price difference recognized in 2008, a CHF 343 million loss on hedges that were subject to trading restrictions as a result of the transaction, and a CHF 607 million charge associated with the contingent issuance of UBS shares in connection with the transaction.

Regulatory considerations

UBS has been in active dialogue with its regulators concerning remedial actions that it is taking to address deficiencies in its risk management and control, funding, and certain other processes and systems. UBS will for some period be subject to increased scrutiny by the Swiss Financial Market Supervisory Authority and its other major regulators, and accordingly will be subject to regulatory measures that might affect the implementation of its strategic plans.

Note 15 Provisions

CHF million	31.3.09	31.12.08

Operational risks including litigation	1,383	1,688

Other[1]	1,037	1,039

Total	2,420	2,727

1 Excludes contingent claims and pensions.

Notes to the financial statements
5 May 2009

Note 16 Litigation

UBS Group operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. As a result, UBS is involved in various disputes and legal proceedings, including litigation, arbitration and regulatory and criminal investigations, including numerous disputes and legal proceedings arising directly or indirectly out of the credit crisis. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, including the impact on operations or on the financial statements, particularly in the earlier stages of a case. In certain circumstances, to avoid the expense and distraction of legal proceedings, UBS may, based on a cost-benefit analysis, enter into a settlement even though UBS denies any wrongdoing. The Group makes provisions for cases brought against it only when, after seeking legal advice, in the opinion of management it is probable that a liability exists and the amount can be reasonably estimated. No provision is made for claims asserted against the Group that in the opinion of management are without merit and where it is not likely that UBS will be found liable.
Certain potentially significant legal proceedings as of 31 March 2009 are described below:
a)	Tax shelter investigation: In connection with a criminal investigation of tax shelters, the United States Attorney’s Office for the Southern District of New York (US Attorney’s Office) continues to examine certain tax-oriented transactions involving UBS and others between 1996 and 2000. UBS is continuing to cooperate in this investigation.
b)	Municipal bonds: In November 2006, UBS and others received subpoenas from the US Department of Justice, Antitrust Division, and the US Securities and Exchange Commission (SEC), seeking information relating to the investment of proceeds of municipal bond issuances and associated derivative transactions. Both investigations are ongoing, and UBS is cooperating. In addition, various state Attorneys General have issued subpoenas seeking similar information. In the SEC investigation, on 4 February 2008, UBS received a “Wells notice” advising that the SEC staff is considering recommending that the SEC bring a civil action against UBS AG in connection with the bidding of various financial instruments associated with municipal securities.
c)	HealthSouth: UBS is defending itself in two putative securities class actions brought to the US District Court for the Northern District of Alabama by holders of stocks and bonds in HealthSouth Corp. A class has been certified in the stockholder action. In October 2008, UBS agreed to settle derivative litigation brought on behalf of HealthSouth in Alabama State Court. Due to existing insurance coverage this settlement had no impact on UBS’s result in 2008.
d)	Auction rate securities: UBS was sued by four state regulatory authorities and was the subject of investigations by the SEC and other regulators, relating to the marketing and sale of Auction Rate Securities (ARS) to clients and to UBS’s role and participation in ARS auctions and underwriting of ARS. UBS was also named in several putative civil litigations and individual civil suits and a large number of individual arbitrations. The regulatory actions and investigations, and the class actions, followed the disruption in the markets for these securities and related auction failures since mid-February 2008. Plaintiffs and the regulators generally sought rescission, i.e., for UBS to purchase the ARS that UBS sold to them at par value, as well as compensatory damages, disgorgement of profits and in some cases penalties. On 8 August 2008, UBS entered into settlements, in principle with the SEC, the New York Attorney General (NYAG) and other state agencies represented by the North American Securities Administrators Association (NASAA), whereby UBS agreed to offer to buy back ARS from eligible customers within certain time periods, the last of which begins on 30 June 2010, and to pay penalties of USD 150 million (USD 75 million to the NYAG, USD 75 million to the other states). UBS subsequently finalized its settlement with the State of Massachusetts, the SEC and the NYAG, and is continuing to finalize agreements with the other state regulators. UBS’s settlement is largely in line with similar industry regulatory settlements. The NYAG and SEC continue to investigate individuals affiliated with UBS who traded in ARS or who had responsibility for disclosures.
e)	US cross-border: UBS AG has been responding to a number of governmental inquiries and investigations relating to its cross-border private banking services to US private clients during the years 2000–2007. On 18 February 2009, UBS announced that it had entered into a Deferred Prosecution Agreement (DPA) with the US Department of Justice (DOJ) and a Consent Order with the SEC relating to these investigations. As part of these settlement agreements, among other things: (i) UBS will pay a total of USD 780 million to the United States, USD 380 million representing disgorgement of profits from maintaining the US cross-border business and USD 400 million representing US federal backup withholding tax required to be withheld by UBS, together with interest and penalties, and restitution for unpaid taxes associated with certain account relationships involving fraudulent, sham and nominee offshore structures and otherwise, as covered by the DPA; (ii) UBS will complete the exit of the US cross-border business out of non-SEC registered entities, as announced in July 2008, which these settlements permit UBS to do in a lawful, orderly and expeditious manner; (iii) UBS will implement and

Note 16 Litigation (continued)

maintain an enhanced program of internal controls with respect in compliance with its obligations under its Qualified Intermediary (QI) Agreement with the Internal Revenue Service (IRS), as well as a revised legal and compliance governance structure in order to strengthen independent legal and compliance controls; and (iv) pursuant to an order issued by the Swiss Financial Market Supervisory Authority (FINMA), information was transferred to the DOJ regarding accounts of certain US clients as set forth in the DPA who, based on evidence available to UBS, appear to have committed tax fraud or the like according to the definition of the Swiss-US Double Taxation Treaty. Pursuant to the DPA, the DOJ has agreed that any further prosecution of UBS will be deferred for a period of at least 18 months, subject to extension under certain circumstances, such as UBS needing more time to complete the implementation of the exit of its US cross-border business. If UBS satisfies all of its obligations under the DPA, the DOJ will refrain permanently from pursuing charges against UBS relating to the investigation of its US cross-border business. As part of the SEC resolution, the SEC filed a complaint against UBS in the Federal District Court in Washington, D.C., charging UBS with acting as an unregistered broker-dealer and investment advisor in connection with maintaining its US cross-border business. Pursuant to the Consent Order, UBS did not admit or deny the allegations in the complaint, and consented to the entry of a final judgment that provides, among other things, that: (i) UBS will pay USD 200 million to the SEC, representing disgorgement of profits from the US cross-border business (this amount is included in, and not in addition to, the USD 780 million UBS is paying to the United States as described above); and (ii) UBS will complete its exit of the US cross-border business and will be permanently enjoined from violating the SEC registration requirements by providing broker-dealer or investment advisory services to US persons through UBS entities not registered with the SEC. The District Court entered the final judgment on 19 March 2009.
The DOJ and SEC agreements do not resolve issues concerning the pending “John Doe,” summons which the IRS served to UBS in July 2008. In this regard, on 19 February 2009, the Civil Tax Division of the DOJ filed a civil petition for enforcement of this summons in US Federal District Court in Miami, through which it seeks an order directing UBS to produce information located in Switzerland regarding US clients who have maintained accounts with UBS in Switzerland without providing a Form W-9. On 24 February 2009, the District Court issued a scheduling order, pursuant to which a hearing will be held on 13 July 2009. The DPA preserves UBS’s ability to fully defend its rights in connection with the IRS’s enforcement effort.
UBS believes that it has substantial defenses, including that complying with the summons would constitute a violation of Swiss financial privacy laws, and intends to vigorously contest the enforcement of the summons. The resolution of the summons litigation could result in the imposition of substantial fines, penalties and / or other remedies. In addition, pursuant to the DPA, should UBS fail to comply with a final US court order directing it to comply with the summons after fully exhausting all rights to appeal, the DOJ may, after certain conditions have been satisfied, choose to pursue various remedies available for breach of the DPA. This may include charging UBS with conspiracy to commit tax fraud.
Also on 18 February 2009, FINMA published the results of the now concluded investigation conducted by the Swiss Federal Banking Commission (SFBC). The SFBC concluded, among other things, that UBS violated the requirements for proper business conduct under Swiss banking law and issued an order barring UBS from providing services to US-resident private clients out of non-SEC registered entities. Further, the SFBC ordered UBS to enhance its control framework around its cross-border businesses, and announced that the effectiveness of such a framework will be audited. Following the disclosure of the US cross-border matter, and the settlements with the DOJ and the SEC, tax and regulatory authorities in a number of jurisdictions have expressed an interest in understanding the cross-border wealth management services provided by UBS and other financial institutions. It is premature to speculate on the scope or effect of any such inquiries.
f)	Matters related to the credit crisis: UBS is responding to a number of governmental inquiries and investigations, and is involved in a number of litigations, arbitration and disputes related to the credit crisis, and in particular US mortgage-related securities and related structured transactions and derivatives. These matters concern, among other things, UBS’s valuations, disclosures, write-downs, underwriting and contractual obligations. In particular, UBS has been in regular communication with, and responding to inquiries by, FINMA, its home country consolidated regulator, as well as the SEC and the United States Attorney’s Office for the Eastern District of New York (USAO), regarding some of these issues and others, including the role of internal control units, governance and processes around risk control and valuation of mortgage-related instruments, compliance with public disclosure rules, and the business rationales for the launching and reintegration of Dillon Read Capital Management (DRCM). FINMA concluded its investigation in October 2008, but the investigation by the SEC and the USAO are ongoing.

Notes to the financial statements
5 May 2009

Note 16 Litigation (continued)

g)	Claims related to UBS disclosure: A putative consolidated class action was filed against UBS and a number of current and former directors and senior officers in the Southern District of New York alleging securities fraud in connection with the firm’s disclosures relating to its losses in the subprime mortgage markets, its losses and positions in auction rate securities, and its US cross-border business. Defendants have moved to dismiss the complaint for lack of jurisdiction and for failure to state a claim. In February and March 2009, two additional securities fraud class actions were filed in the Southern District of New York against UBS and various senior executives and directors alleging that defendants made materially misleading disclosures concerning UBS’s US cross-border wealth management business. By an order dated 7 April 2009, these two actions were consolidated with the pending shareholder class action. UBS and a number of senior officers and directors have also been sued in a consolidated class action brought on behalf of holders of UBS ERISA retirement plans in which there were purchases of UBS stock. UBS has moved to dismiss the ERISA complaint for failure to state a claim.
h)	Madoff: In relation to the Madoff investment fraud, UBS, UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by a number of regulators, including FINMA and the Luxembourg Commis-
sion de Surveillance du Secteur Financier (CSSF). The CSSF has made inquiries concerning two third-party funds established under Luxembourg law, the assets of which were managed by Bernard L. Madoff Investment Securities LLC, and which now face severe losses. The last reported net asset value of the two funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and that UBS employees serve as board members. On 25 February 2009, the CSSF issued a communiqué with respect to the larger of the two funds, stating that UBS (Luxembourg) SA had failed to comply with its due diligence responsibilities as custodian bank. The CSSF ordered UBS (Luxembourg) SA to review its infrastructure and procedures relating to its supervisory obligations as custodian bank, but did not order it to compensate investors. Certain alleged beneficiaries have filed claims against UBS entities for purported losses or the satisfaction of redemption requests delivered to funds prior to the revelation of the Madoff scheme. Further, certain clients of UBS Sauerborn (the KeyClient segment of UBS Deutschland AG) are exposed to Madoff-managed positions through third party funds and funds administered by UBS Sauerborn.

Note 17 Goodwill impairment

Introduction

As at 31 March 2009, the following four segments carried goodwill: Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and the Investment Bank. For the purpose of testing goodwill for impairment, UBS considers each of these segments as a separate cash-generating unit, and determines the recoverable amount of a segment on the basis of value in use.

The ongoing crisis in the financial markets dramatically changed industry dynamics, and the related decrease in market capitalization of UBS made it necessary to review whether goodwill allocated to its cash generating units was impaired. On 31 March 2009, equity attributable to UBS shareholders stood at CHF 31.3 billion. UBS’s market capitalization, excluding the impact of the issued MCNs, amounted to CHF 31.4 billion. Since then UBS’s market capitalization has risen and, as at 30 April 2009, has exceeded book equity by more than 20%. On the basis of the impairment-testing methodology described below, UBS concluded that the goodwill allocated to all its segments remains recoverable.

UBS Pactual

As a result of the announced sale of UBS Pactual, a goodwill impairment charge of CHF 631 million was recognized in first quarter 2009 (refer to “Note 18 Post-balance-sheet events” in the financial statements of this report for further details). Upon closing, UBS Pactual will be deconsolidated and the remaining goodwill of CHF 0.8 billion will be removed from UBS’s balance sheet.

Methodology

The recoverable amount is determined using a proprietary model based on discounted cash flows, which has been adapted to give effect to the special features of the banking business and its regulatory environment. The recoverable amount is determined by estimating streams of earnings available to shareholders in the next five years, discounted to their present values. The terminal value reflecting all periods beyond the fifth year is calculated on the basis of the estimated individual return on equity for each segment, which is derived from the forecast of fifth-year profit, the underlying equity, the cost of equity and the long-term growth rate. The recoverable amount of a segment is the sum of earnings available to shareholders from the first five years and the terminal value.

The carrying amount for each segment is determined by a roll-forward of historic carrying amounts based on the eq-
uity attributed to UBS shareholders, as full balance sheets are not available for the segments. For each segment the beginning of the period balance of equity is rolled forward by accounting for the items that affect segment’s carrying amount, e.g. allocation of transactions with shareholders at Group level, to arrive at the end of the period balance.

Investment Bank / Wealth Management Americas

On 31 March 2009, the reassessment of the goodwill of the Investment Bank and Wealth Management Americas, which have been strongly affected by the effects of the financial market crises, was a key focus. Goodwill allocated to the Investment Bank amounted to CHF 4.1 billion as at 31 March 2009, down from CHF 4.3 billion as at 31 December 2008. The decline was due to an impairment of CHF 421 million of goodwill related to the announced sale of UBS Pactual (refer to “Note 18 Post-balance-sheet events” in the financial statements of this report for further details), partly offset by foreign currency translation effects. Goodwill allocated to Wealth Management Americas amounted to CHF 4.0 billion as at 31 March 2009, up from CHF 3.8 billion as at 31 December 2008, with the increase due to foreign currency translation effects, partly offset by an impairment of CHF 19 million related to the announced sale of UBS Pactual.

In its review of the goodwill balance as at the end of first quarter 2009, UBS considered the performance outlook of its Investment Bank and Wealth Management Americas business divisions and the underlying business operations to resolve whether the recoverable amount for this unit covers its carrying amount, based on the methodology described above. On this basis, UBS concluded that goodwill allocated to the Investment Bank and Wealth Management Americas remained recoverable on 31 March 2009. The conclusion was reached based on the updated forecast results which include those activities that are expected to generate positive cash flows in future years. The forecasts are based on an expectation that the economic environment will gradually improve over the next three years and reach an average growth level thereafter. However, if the conditions in the financial markets and banking industry further deteriorate and turn out to be worse than anticipated in UBS’s performance forecasts, the goodwill carried in the Investment Bank and Wealth Management Americas business divisions may need to be impaired in future quarters.
Recognition of any impairment of goodwill would reduce equity attributable to UBS shareholders and net profit, but it would not impact cash flows, BIS tier 1 capital, BIS total capital, and capital ratios of the UBS Group, as goodwill is required to be deducted from capital under the Basel II capital framework.

Notes to the financial statements
5 May 2009

Note 18 Post -balance-sheet events

Restructuring

In order to adapt its size to the changed market conditions and lower levels of business, on 15 April 2009 UBS announced cost-saving measures with the aim to reduce costs by approximately CHF 3.5 billion to CHF 4.0 billion by the end of 2010 compared with 2008 levels.

As communicated earlier in April 2009, UBS intends to consolidate all Group-wide infrastructure and service operations in the Corporate Center and centralize the management of its finance, risk control, and legal and compliance functions.
In addition, UBS expects to reduce the number of its employees to around 67,500 in 2010, from approximately 76,200 as at the end of March 2009.
UBS announced that it will continue to reduce risks and will exit high risk and unpromising businesses. It is currently conducting a review in order to make clear decisions about which businesses it will remain active in and grow and which it will exit.

Sale of UBS Pactual

On 20 April 2009, UBS announced that it had agreed to sell its Brazilian financial services business, UBS Pactual, to BTG Investments, LP. The sale consideration consists of a combi-

nation of cash and an assumption of liabilities by BTG Investments. The total cash consideration is approximately USD 667 million, of which USD 467 million will be payable at the closing of the transaction, and the remaining USD 200 million, plus accrued interest, 12 months after the closing. Liabilities assumed by BTG Investments primarily relate to the residual payment obligation of USD 1.6 billion owed to former Pactual partners, which was incurred by UBS upon acquisition of Pactual in 2006 and is due in 2011.

The sale price agreed after the balance sheet date provided indication that the goodwill allocated to UBS Pactual was impaired at 31 March 2009. The impairment is treated as an adjusting event after the reporting period and included in the financial statements. As a result, a goodwill impairment charge of CHF 631 million was recognized in first quarter 2009, partly offset by a deferred tax benefit of CHF 243 million, resulting in a net charge of CHF 388 million. At 31 March 2009, and after impairment, the goodwill allocated to UBS Pactual amounted to CHF 769 million.
Upon closing of the transaction, UBS expects to realize a loss predominantly attributable to currency translation effects in the range of CHF 500 million that has accumulated during the holding period of UBS Pactual.
The transaction is subject to regulatory approval and is expected to close by mid-2009.

Note 19 Currency translation rates

The following table shows the principal rates used to translate the financial information of foreign entities into Swiss francs.

	Spot rate			Average rate

	As of			Quarter ended
	31.3.09	31.12.08	31.3.08	31.3.09	31.12.08	31.3.08

1 USD	1.14	1.07	0.99	1.16	1.15	1.02

1 EUR	1.51	1.49	1.57	1.49	1.50	1.58

1 GBP	1.63	1.56	1.97	1.65	1.73	1.98

100 JPY	1.15	1.17	1.00	1.21	1.19	1.00

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements”, including but not limited to statements relating to the anticipated effect of transactions described herein, risks arising from the current market crisis and other risks specific to UBS’s business, strategic initiatives, future business development and economic performance. While these forward-looking statements represent UBS’s judgments and expectations concerning the development of its business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) the extent and nature of future developments in the market segments that have been or may be affected by the current market crisis and their effect on UBS’s assets and exposures, including UBS’s remaining net and gross exposures related to the United States mortgage market; (2) developments affecting the availability of capital and funding to UBS and other financial institutions, including any changes in UBS’s credit spreads and ratings; (3) other market and macroeconomic developments, including movements in local and international securities markets, credit spreads, currency exchange rates and interest rates; (4) changes in internal risk control and limitations in the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (5) the possible consequences of efforts to enforce the US Internal Revenue Service’s “John Doe” summons and of pending or future inquires concerning UBS’s cross-border banking businesses by tax or regulatory authorities in other jurisdictions; (6) the degree to which UBS is successful in implementing its remediation plans and strategic and organizational changes, including the recently announced cost and headcount reductions, and whether those plans and changes will have the effects anticipated; (7) changes in the financial position or creditworthiness of UBS’s customers, obligors and counterparties, and developments in the markets in which they operate, including possible failures resulting from the current market crisis and adverse economic environment; (8) management changes and changes to the internal or overall structure of UBS’s business divisions; (9) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; (10) legislative, governmental and regulatory developments, including the effect of more stringent capital requirements and of regulatory constraints on UBS’s activities; (11) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other assets or other matters; (12) changes in and the effect of competitive pressures, including the possible loss of key employees as a result of compensation issues or for other reasons; (13) technological developments; and (14) the impact of all such future developments on positions held by UBS, on its short-term and longer-term earnings, on the cost and availability of funding and on UBS’s capital ratios. In addition, these results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2008. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

Imprint | Publisher: UBS AG, P.O. Box, CH-8098 Zurich, Switzerland; CH-4002 Basel, P.O. Box, Switzerland; www.ubs.com | Language: English / German | SAP-No. 80834E-0901

© UBS 2009. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Oswald J. Grübel

	Name:	Oswald J. Grübel
	Title:	Group Chief Executive Officer

By:	/s/ John Cryan

	Name:	John Cryan
	Title:	Group Chief Financial Officer

Date: May 5, 2009